Exhibit 10.4

LNG SALE AND PURCHASE AGREEMENT
(CNRL)
Dated    August 4, 2026

BETWEEN
CORPUS CHRISTI LIQUEFACTION, LLC
(Seller)
AND
CHENIERE MARKETING INTERNATIONAL LLP
(Buyer)

Table of Contents
Page No.

1.	Definitions and Interpretation	1
1.1	Definitions	1
1.2	Interpretation	17
1.3	Replacement of Rates and Indices No Longer Available	18
2.	Approvals	19
2.1	Approvals	19
3.	Subject Matter	19
3.1	Sale and Purchase	19
3.2	Facilities	20
3.3	Destination	20
4.	Term	20
4.1	Term	20
4.2	Contract Year	20
5.	Quantities	21
5.1	ACQ	21
5.2	Adjusted Annual Contract Quantity	21
5.3	Major Scheduled Maintenance	21
5.4	Buyer’s Purchase Obligation	22
5.5	Seller’s Delivery Obligation	22
5.6	Cargo Cancellation; Buyer Override	24
6.	Delivery Point, Title and Risk	24
6.1	Delivery Point	24
6.2	Title and Risk	24
7.	Transportation and Loading	25
7.1	Transportation by Buyer	25
7.2	Corpus Christi Facility	25
7.3	Compatibility of the Production Facility with LNG Tankers	26
7.4	Buyer Inspection Rights in Respect of the Corpus Christi Facility	27
7.5	LNG Tankers	28
7.6	LNG Tanker Inspections; LNG Tanker Vetting Procedures; Right to Reject LNG Tanker	31
7.7	Port Liability Agreement	32
7.8	Corpus Christi Marine Operations Manual	33
7.9	Loading of LNG Tankers	33
7.10	Notice of Readiness	35
7.11	Berthing Assignment	35
7.12	Berth Laytime	37
7.13	LNG Transfers at the Production Facility	38
7.14	LNG Tanker Not Ready for LNG Transfer; Excess Laytime	38
7.15	Cooperation	40
7.16	Cool-Down of LNG Tankers	40
8.	Annual Delivery Program	42
8.1	Programming Information	42
i

8.2	Determination of Annual Delivery Program	43
8.3	Changes to Annual Delivery Program	44
8.4	Ninety Day Schedule	45
9.	Contract Sales Price	46
9.1	Contract Sales Price	46
10.	Invoicing and Payment	47
10.1	Invoices	47
10.2	Payment	48
10.3	Disputed Invoice	49
10.4	Delay in Payment	50
10.5	Audit Rights	50
10.6	Seller’s Right to Suspend Performance	50
10.7	Final Settlement	51
11.	Taxes	51
11.1	Responsibility	51
11.2	Seller Taxes	51
11.3	Buyer Taxes	52
11.4	Withholding Taxes	52
11.5	Transfer Tax	53
11.6	Mitigation	53
11.7	Refunds	53
12.	Quality	54
12.1	Specification	54
12.2	Determining LNG Specifications	54
12.3	Off-Specification LNG	54
13.	Measurements and Tests	57
13.1	LNG Measurement and Tests	57
13.2	Parties to Supply Devices	57
13.3	Selection of Devices	57
13.4	Tank Gauge Tables of LNG Tanker	57
13.5	Gauging and Measuring LNG Volumes Loaded	57
13.6	Samples for Quality Analysis	58
13.7	Quality Analysis	58
13.8	Operating Procedures	58
13.9	MMBtu Quantity Delivered	58
13.10	Verification of Accuracy and Correction for Error	58
13.11	Costs and Expenses	59
14.	Force Majeure	59
14.1	Force Majeure	59
14.2	Limitations on Force Majeure	60
14.3	Notification	62
14.4	Measures	63
14.5	No Extension of Term	63
14.6	Settlement of Industrial Disturbances	63
14.7	Priority During Force Majeure	63

15.	Liabilities and Indemnification	64
15.1	General	64
15.2	Limitations on Liability	64
15.3	Third Party Liability	66
15.4	Seller’s Insurance	67
15.5	Buyer’s Insurance	67
16.	Safety	68
16.1	General	68
16.2	Third Parties	68
17.	Representations, Warranties and Undertakings	68
17.1	Representations and Warranties of Buyer	68
17.2	Representations and Warranties of Seller	69
17.3	Business Practices	69
18.	Exchange of Information	69
19.	Confidentiality	70
19.1	Duty of Confidentiality	70
19.2	Permitted Disclosures	70
19.3	Duration of Confidentiality	72
20.	Default and Termination	72
20.1	Termination Events	72
20.2	Termination	73
20.3	Survival	74
21.	Dispute Resolution and Governing Law	75
21.1	Dispute Resolution	75
21.2	Expert Determination	77
21.3	Governing Law	78
21.4	Immunity	79
22.	Assignments	79
22.1	Merger, Consolidation	79
22.2	Assignment by Buyer	80
22.3	Assignments by Seller	80
22.4	Financing by Seller or its Affiliates	81
23.	Contract Language	81
24.	Miscellaneous	81
24.1	Disclaimer of Agency	81
24.2	Entire Agreement	82
24.3	Third Party Beneficiaries	82
24.4	Amendments and Waiver	82
24.5	Exclusion	82
24.6	Further Assurances	82
24.7	Severability	83
27.8	Multiple SPAs	83
24.9	No Set-Off	84
24.10	Safe Harbor Provisions	85
24.11	Counterparts	86

25.	Notices	86
25.1	Form of Notice	86
25.2	Effective Time of Notice	87
26.	Business Practices	88
26.1	Export Authorization Compliance	88
26.2	Use of LNG	90
26.3	Prohibited Practices	91
26.4	Records; Audit	91
26.5	Indemnity	91

Exhibit A    Measurements
Exhibit B    Form of Port Liability Agreement

LNG SALE AND PURCHASE AGREEMENT
THIS LNG SALE AND PURCHASE AGREEMENT (“Agreement”) is made and entered into as of August 4, 2026 (the “Effective Date”), by and between Corpus Christi Liquefaction, LLC, a Delaware limited liability company whose principal place of business is located at 845 Texas Ave., Suite 1250, Houston, TX 77002 (“Seller”), and Cheniere Marketing International LLP, a UK limited liability partnership whose principal place of business is located at Third Floor, The Zig Zag Building, 70 Victoria Street, London SW1E 6SQ (United Kingdom) (“Buyer”). Buyer and Seller are each referred to herein as a “Party” and collectively as the “Parties”.
Recitals
(1)    Seller is developing, constructing, and/or operating the Corpus Christi Liquefaction Facility and intends, from time to time, to raise third party debt in connection with its funding;
(2)    Seller (as assignee of Cheniere Marketing, LLC) and Cannat Energy Inc. (“Gas Supplier”) entered into a Gas Supply Agreement, dated May 27, 2025, pursuant to which Gas Supplier will sell and Seller will purchase a specified quantity of Gas (as may be supplemented, amended, modified, changed, superseded or replaced from time to time, the “GSA”);
(3)    Seller desires to sell LNG to Buyer;
(4)    Buyer desires to purchase LNG from Seller and transport such LNG to one or more Discharge Terminals; and
(5)    Seller and Buyer have agreed to execute a definitive agreement setting out the Parties’ respective rights and obligations in relation to the sale and purchase of LNG.
It is agreed:
1.Definitions and Interpretation
1.1Definitions
The words and expressions below shall, unless the context otherwise requires, have the meanings respectively assigned to them:

AAA:	as defined in Section 21.1.2;

ACQ:	as defined in Section 5.1.1;

Actual Laytime:	as defined in Section 7.12.2;

ADCC Pipeline:	that certain Gas pipeline that, as of the Effective Date, is owned by ADCC Pipeline, LLC and operated by Whistler Pipeline, LLC, which interconnects the Corpus Christi Facility with interstate and intrastate Gas pipelines in Texas, including any future expansions or modifications thereto;

Adjusted Annual Contract Quantity or AACQ:	as defined in Section 5.2;

Adverse Weather Conditions:
weather or sea conditions actually experienced at or near the Production Facility that are sufficiently severe: (i) to prevent an LNG Tanker from proceeding to berth, or loading or departing from berth, in accordance with one or more of the following: (a) regulations published by or requirements of a Governmental Authority; (b) an Approval; or (c) an order of a Pilot; (ii) to cause an actual determination by the master of an LNG Tanker, acting reasonably, that it is unsafe for such LNG Tanker to berth, load, or depart from berth; or (iii) to prevent or severely limit the production capability of the Production Facility;

Affected Quantity:	a quantity of MMBtu equal to the quantity of Gas affected by the relevant GSA Event, divided by one hundred fifteen percent (115%);

Affiliate:
with respect to any Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such Person; provided that Buyer and Seller shall not be considered Affiliates of one another for purposes of this Agreement; provided further that if Seller, directly or indirectly through one or more intermediaries, is under common control with Buyer, then for purposes of Section 11 only, the term “Affiliate” shall mean (i) in the case of Seller, any Person that directly or indirectly through one or more intermediaries is controlled by Seller, and (ii) in the case of Buyer, any Person that directly owns an equity interest in Buyer or directly or indirectly through one or more intermediaries is controlled by Buyer or is under common control with Buyer (other than Seller and Seller’s Affiliates as set forth in clause (i) of this definition); for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the direct or indirect ownership of fifty percent (50%) or more of the voting rights in a Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or otherwise;

Agreement:	this agreement, including the Exhibits hereto, as the same may be amended, modified or replaced from time to time;

Allotted Laytime:	as defined in Section 7.12.1;

Alternative CCL SPA(s):
the following LNG sale and purchase agreements entered into between Corpus Christi Liquefaction, LLC and Cheniere Marketing International LLP: (i) that certain LNG Sale and Purchase Agreement (PCI), dated May 22, 2018, (ii) that certain LNG Sale and Purchase Agreement (ARC), dated June 15, 2022, (iii) that certain Second Amended and Restated Base LNG Sale and Purchase Agreement, dated June 15, 2022, (iv) that certain LNG Sale and Purchase Agreement (EOG 420K), dated November 1, 2022, (v) that certain LNG Sale and Purchase Agreement (Apache), dated November 1, 2022, (vi) that certain LNG Sale and Purchase Agreement (Orlen), dated February 25, 2026, and (vii) any other LNG sale and purchase agreement entered into between Corpus Christi Liquefaction, LLC and Cheniere Marketing International LLP after the Effective Date other than an amendment or restatement of this Agreement;

Alternative CSP:	as defined in Section 9.1.1;

Alternative Quantity:	as defined in Section 9.1.3;

Annual Delivery Program or ADP:	as defined in Section 8.2.3;

Applicable ABAC Laws:
the U.S. Foreign Corrupt Practices Act, the OECD convention on anti-bribery, the U.K. Bribery Act of 2010, the UK Criminal Finances Act 2017, the UK Anti-Terrorism Crime and Security Act 2001, the UK Money Laundering Regulation 2007, the UK Proceeds of Crime Act 2022, as each may be amended from time to time, and including any implementing regulations promulgated pursuant thereto;

Applicable Laws:
in relation to matters covered by this Agreement, all (i) applicable laws, statutes, rules, regulations, ordinances, codes, standards and rules of common law; (ii) judgments, decisions, interpretations, orders, directives, injunctions, writs, decrees, stipulations, or awards of any applicable Governmental Authority or duly authorized official or court thereof; and (iii) decisions or interim measures of any arbitral tribunal appointed in connection with this Agreement; in each case, now existing or which may be enacted or issued after the Effective Date;

Approvals:
any and all permits (including work permits), franchises, authorizations, approvals, grants, licenses, visas, waivers, exemptions, consents, permissions, registrations, decrees, privileges, variances, validations, confirmations or orders granted by or filed with any Governmental Authority, including the Export Authorizations;

AQ:
in respect of a cargo, a quantity of MMBtu equal to: (a) if Buyer has elected to purchase the relevant cargo at the alternative price in accordance with Section 5.6, DSCQ; (b) if sub-part (a) does not apply, and if a GSA Event occurs and Seller has elected to change the price applicable to all or a portion of the Affected Quantity to the Alternative CSP in accordance with Section 9.1.3, the Alternative Quantity applicable to such cargo; or (c) if neither sub-part (a) nor sub-part (b) applies, zero (0) MMBtu;

Bankruptcy Code:	Title 11 of the United States Code (11 U.S.C. §101 et. seq.);

Bankruptcy Event:
with respect to any Person: (i) such Person’s suspension of payment of, or request to any court for a moratorium on payment of, all or a substantial part of such Person’s debts, (ii) such Person’s making of a general assignment or any composition with or for the benefit of its creditors except to the extent otherwise permitted by Section 22, (iii) any filing, or consent by answer by such Person to the filing against it, of a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, or (iv) any order under the bankruptcy or insolvency laws of any jurisdiction: (a) entered for the winding up, bankruptcy, liquidation, dissolution, custodianship or administration with respect to such Person or any substantial part of such Person’s property; (b) constituting an order for relief with respect to such Person; (c) approving a petition for relief or reorganization or any other petition in bankruptcy or insolvency law with respect to such Person; or (d) approving any petition filed in bankruptcy or insolvency law against such Person;

Btu:	the amount of heat equal to one thousand fifty-five decimal zero five six (1,055.056) Joules;

Business Day:
any Day (other than Saturdays, Sundays and national holidays in the United States of America) on which commercial banks are normally open to conduct business in New York City, United States of America;

Buyer:	as defined in the Preamble;

Buyer Taxes:	as defined in Section 11.3;

Cargo DoP Payment:	as defined in Section 5.5.2;

Cargo DoP Quantity:	as defined in Section 5.5.2;

Cargo Payment:	as defined in Section 9.1.1;

Central Time:	local time in Houston, Texas;

Claim:
all claims, demands, legal proceedings, or actions that may exist, arise, or be threatened currently or in the future at any time following the Effective Date, whether or not of a type contemplated by any Party, and whether based on federal, state, local, statutory or common law or any other Applicable Laws;

Confidential Information:	as defined in Section 19.1;

Connecting Pipeline:
any pipeline as may be directly interconnected to the relevant Production Facility, including in respect of the Corpus Christi Facility: each of the ADCC Pipeline, the Corpus Christi Pipeline and any other pipeline that is directly interconnected to the Corpus Christi Facility after the Effective Date;

Contract Year:	as defined in Section 4.2;

Corpus Christi Stage IV Expansion:
the facilities that Seller, Corpus Christi Liquefaction Stage IV, LLC and/or any of their Affiliate(s) are developing and intend to construct and operate, or have constructed and operated on its or their behalf, adjacent to and interconnecting with the existing Corpus Christi Facility, including up to four (4) Gas liquefaction units and associated facilities, and all other related facilities both inside and outside the LNG plant, and any expansions or modifications of any such facilities;

Corpus Christi Facility:
the LNG facilities, including the Stage I-II Facilities, the Stage III Facilities and the Corpus Christi Stage IV Expansion, that Seller and/or its Affiliates are developing, constructing and/or operating, and, as of the Effective Date, intend to own and operate (or have operated on its or their behalf) in San Patricio and Nueces Counties, Texas, in the vicinity of Portland, Texas, on the La Quinta Channel in the Corpus Christi Bay, including the Gas pretreatment and processing facilities, liquefaction facilities, storage tanks, utilities, terminal facilities, and associated port and marine facilities, and all other related facilities both inside and outside the LNG plant, and any additional liquefaction and related facilities constructed adjacent to and/or interconnected with the above described facilities and which are owned and/or operated by Seller and/or its Affiliates (or on its or their behalf), and any expansions or modifications of any such facilities described above;

Corpus Christi Marine Operations Manual:	as defined in Section 7.8;

Corpus Christi Pipeline:
that certain Gas pipeline owned and operated, as of the Effective Date, by Cheniere Corpus Christi Pipeline, L.P., which interconnects the Corpus Christi Facility with interstate and intrastate Gas pipelines in Texas, including any future expansions or modifications thereto;

Cubic Meter:
in relation to Gas, the quantity of dry ideal Gas, at a temperature of fifteen (15) degrees Celsius and a pressure of one hundred one decimal three two five (101.325) kilopascals absolute contained in a volume of one (1) cubic meter;

Day:	a period of twenty-four (24) consecutive hours starting at 00:00 hours Central Time;

Delivery Month:	the Month in which the relevant cargo's Delivery Window is scheduled to begin;

Delivery Point:	as defined in Section 6.1;

Delivery Window:
a twenty-four (24) hour period starting at 6:00 a.m. Central Time on a specified Day and ending twenty-four (24) consecutive hours thereafter that is allocated to Buyer under the ADP or Ninety Day Schedule, as applicable;

Demurrage Event:	as defined in Section 7.12.3;

Direct Agreement:	as defined in Section 22.4.2;

Discharge Terminal:
with respect to each cargo of LNG taken or scheduled to be taken by Buyer pursuant to this Agreement, the facilities intended by Buyer to be utilized for the unloading, reception, discharge, storage, treatment (if necessary), and regasification of the LNG and the processing and send-out of Gas or regasified LNG, and other relevant infrastructure, including marine facilities (such as breakwaters and tugs) for the safe passage to berth of LNG Tankers, terminal facilities for the berthing and discharging of LNG Tankers, LNG storage tanks and the regasification plant as specified in the ADP or Ninety Day Schedule, as applicable;

Dispute:
any dispute, controversy, difference or claim of whatsoever nature arising under, out of, in connection with or in relation (in any manner whatsoever) to this Agreement or the subject matter of this Agreement whether in contract, tort, equity or any other legal principles, including (without limitation): (i) any dispute, controversy, difference or claim concerning the initial or continuing existence of this Agreement or any provision of it, or as to whether this Agreement or any provision of it is invalid, void, voidable, illegal or unenforceable (whether initially or otherwise); or (ii) any dispute, controversy, difference or claim arising out of or in connection with this Agreement or the subject matter, existence, negotiation, interpretation, validity, termination or enforceability of this Agreement;

DQ:	in respect of a cargo, DSCQ minus the quantity of MMBtu taken by Buyer in respect of such cargo; provided that DQ shall be no less than zero (0);

DSCQ:	in respect of a cargo, three million seven hundred two thousand eight hundred ninety-nine (3,702,899) MMBtu minus MQ; provided that DSCQ shall never be less than zero (0);

Effective Date:	as defined in the Preamble;

EQ:	in respect of a cargo, the quantity of MMBtu taken by Buyer in respect of such cargo minus DSCQ; provided that EQ shall never be less than zero (0);

ETA:	with respect to an LNG Tanker, the estimated time of arrival of such LNG Tanker at the PBS;

Expert:	a Person agreed upon or appointed in accordance with Section 21.2.1;

Export Authorizations:	the FTA Export Authorizations and the Non-FTA Export Authorizations, either individually or together (as the context requires);

Force Majeure:	as defined in Section 14.1;

Foundation Customer:
any customer of Seller that enters into an LNG purchase agreement with an annual contract quantity of no less than zero decimal seven (0.7) million metric tonnes per annum of LNG on a firm basis from the Corpus Christi Facility, with a minimum term of twenty (20) years. Buyer acknowledges and agrees that it is not a Foundation Customer for purposes of this Agreement;

Foundation Customer Priority:	as defined in Section 14.7;

FTA Export Authorizations:
the following LNG export authorizations issued by the U.S. Department of Energy Office of Fossil Energy, either individually or together (as the context requires): (i) order number 3164 issued October 16, 2012, (ii) order number 4277 issued November 9, 2018, (iii) order number 4519 issued April 14, 2020, (iv) order number 5019 issued July 19, 2023 and (v) any orders issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Corpus Christi Facility; as each may be supplemented, amended, modified, changed, superseded or replaced from time to time;

Gas:	any hydrocarbon or mixture of hydrocarbons consisting predominantly of methane that is in a gaseous state;

Gas Supplier:	as defined in the Recitals;

Governmental Authority:
any national, regional, state, or local government, or any subdivision, agency, commission or authority thereof (including any maritime authorities, port authority or any quasi-governmental agency), having jurisdiction over, as the case may be: a Party (or any Affiliate or direct or indirect owner thereof); a Connecting Pipeline; Gas in a Connecting Pipeline, the Corpus Christi Facility, or a Production Facility; the Corpus Christi Facility; a Production Facility; LNG in the Corpus Christi Facility or a Production Facility; an LNG Tanker; a Transporter; the last disembarkation port of an LNG Tanker; a Discharge Terminal; or any Gas pipeline which interconnects with a Connecting Pipeline and which transports Gas to or from a Connecting Pipeline; in each case, acting within its legal authority;

Gross Heating Value:
the quantity of heat expressed in Btu produced by the complete combustion in air of one (1) cubic foot of anhydrous gas, at a temperature of sixty (60) degrees Fahrenheit and at an absolute pressure of fourteen decimal six nine six (14.696) pounds per square inch, with the air at the same temperature and pressure as the gas, after cooling the products of the combustion to the initial temperature of the gas and air, and after condensation of the water formed by combustion;

GSA:	as defined in the Recitals;

GSA Event:
an event of force majeure claimed or declared under the GSA or any reduction in the quantity of gas made available under the GSA as a result of an event of force majeure claimed or declared under the GSA;

HH:	the final settlement price (in USD per MMBtu) for the New York Mercantile Exchange’s Henry Hub natural gas futures contract for the Delivery Month;

ICC:	as defined in Section 21.2.1;

Indemnified Party:	as defined in Section 15.3(a);

Indemnifying Party:	as defined in Section 15.3(a);

International LNG Terminal Standards:
to the extent not inconsistent with the express requirements of this Agreement, the international standards and practices applicable to the design, construction, equipment, operation or maintenance of LNG liquefaction terminals, established by the following (such standards to apply in the following order of priority): (i) a Governmental Authority having jurisdiction over a Production Facility, Seller, or the operator of a Production Facility; (ii) the Society of International Gas Tanker and Terminal Operators (SIGTTO) (to the extent applicable); and (iii) any other internationally recognized non-governmental agency or organization with whose standards and practices it is customary for Reasonable and Prudent Operators of LNG liquefaction terminals, to comply; provided, however, that in the event of a conflict between any of the priorities noted above, the priority with the lowest roman numeral noted above shall prevail;

International LNG Vessel Standards:
to the extent not inconsistent with the express requirements of this Agreement, the international standards and practices from time to time in force applicable to the ownership, design, equipment, operation or maintenance of LNG vessels established by: (i) Governmental Authorities; (ii) the International Maritime Organization; (iii) the Oil Companies International Marine Forum (OCIMF); (iv) the Society of International Gas Tanker and Terminal Operators (SIGTTO) (to the extent applicable); (v) the International Navigation Association (PIANC); (vi) the International Association of Classification Societies; and (vii)

any other internationally recognized agency or non-governmental organization with whose standards and practices it is customary for Reasonable and Prudent Operators of LNG vessels similar to those applicable to this Agreement, to comply; provided, however, that in the event of a conflict between any of the priorities noted above, the priority with the lowest roman numeral noted above shall prevail;

International Standards:	(i) with respect to Buyer, the International LNG Vessel Standards; and (ii) with respect to Seller, the International LNG Terminal Standards;

In-Transit Final Notice:	as defined in Section 7.9.3(c);

In-Transit First Notice:	as defined in Section 7.9.2;

In-Transit Second Notice:	as defined in Section 7.9.3(a);

In-Transit Third Notice:	as defined in Section 7.9.3(b);

Lender:
any Person that does or proposes to lend money, finance or provide financial support or equity in any form in respect of all or any portion of any LNG production facility owned, operated or being developed by Seller or any of its Affiliates and/or the general business and operations of Seller or any of its Affiliates (including any refinancing thereof), including any export credit agency, funding agency, banking institution, bondholder, insurance agency, underwriter, investor, commercial lender or similar institution, together with any agent or trustee for such Person;

Lenders’ Agent:	as defined in Section 22.4.1;

LNG:	Gas in a liquid state at or below its point of boiling and at or near atmospheric pressure;

LNG Tanker(s):	an ocean-going vessel suitable for transporting LNG which complies with the requirements of this Agreement and which Buyer uses, or intends to use, in connection with this Agreement;

Loading Port:	the port where the Production Facility is located;

Losses:
any and all losses, liabilities, damages, costs, judgments, settlements and expenses (whether or not resulting from Claims by Third Parties), including interest and penalties with respect thereto and reasonable attorneys’ and accountants’ fees and expenses;

Measurement Dispute:	as defined in Section 21.2.1;

MMBtu:	one million (1,000,000) Btus;

Month:	each period of time which starts at 00:00 Central Time on the first Day of each calendar month and ends at 24:00 Central Time, on the last Day of the same calendar month;

MQ:	as defined in Section 5.3;

MSMQ Cargo:	as defined in Section 5.3(c);

Ninety Day Schedule:	as defined in Section 8.4;

Non-FTA Export Authorizations:
the following LNG export authorizations issued by the U.S. Department of Energy Office of Fossil Energy, either individually or together (as the context requires): (i) order number 3638 issued May 12, 2015, (ii) order number 4490 issued February 10, 2020, (iii) order number 4799 issued March 16, 2022, (iv) order number 5391 issued February 26, 2026 and (v) any orders issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Corpus Christi Facility; as each may be supplemented, amended, modified, changed, superseded or replaced from time to time;

Notice of Readiness or NOR:	the notice of readiness issued by the master of an LNG Tanker or such master’s agent in accordance with Section 7.10.1;

Off-Spec LNG:	as defined in Section 12.3.1;

Operational Tolerance:	two percent (2%) of the Scheduled Cargo Quantity;

P&I Club:	a Protection and Indemnity Club that is a member of the International Group of P&I Clubs;

P&I Insurance:	as defined in Section 15.5(b);

Party:	as defined in the Preamble;

Payment Due Date:	as defined in Section 10.2.1;

Payor:	as defined in Section 11.4;

PBS:
the customary Pilot boarding station at the Loading Port where the Pilot boards the LNG Tanker, as determined by the applicable Governmental Authority or other entity with authority to regulate transit and berthing of vessels at the Loading Port;

Person:	any individual, corporation, partnership, limited liability company, trust, unincorporated organization or other legal entity, including any Governmental Authority;

Pilot:	any Person engaged by Transporter to come on board the LNG Tanker to assist the master in pilotage, mooring and unmooring of such LNG Tanker;

Port Charges:
all charges of whatsoever nature (including rates, tolls, dues, fees, and imposts of every description) in respect of an LNG Tanker entering or leaving the Loading Port or loading LNG, including wharfage fees, in-and-out fees, franchise fees, line handling charges, and charges imposed by fire boats, tugs and escort vessels, the U.S. Coast Guard, a Pilot, and any other authorized Person assisting an LNG Tanker to enter or leave the Loading Port, and further including port use fees, throughput fees and similar fees payable by users of the Loading Port (or by Seller, an Affiliate of Seller (including SPL) or the operator of the Production Facility on behalf of such users);

Port Liability Agreement:
an agreement for use of the port and marine facilities located at the Loading Port, to be entered into as described in Section 7.7.1, which shall be: (i) in respect of the Sabine Pass Facility, substantially in the form attached as Exhibit B as may be amended pursuant to Section 7.7.4; (ii) in respect of the Corpus Christi Facility, substantially in the form attached as Exhibit B as may be amended pursuant to Section 7.7.4; and (iii) in respect of any other Production Facility, in such form as may be required by the operator of such Production Facility;

Production Facility:
with respect to each cargo to be loaded under this Agreement, the LNG production facility nominated as such by Seller pursuant to any provision of Section 8. The Production Facility shall include the relevant LNG production facility’s Gas pretreatment and processing facilities, liquefaction facilities, storage tanks, utilities, terminal facilities, and associated port and marine facilities, and all other related facilities both inside and outside the LNG plant, inclusive of all LNG production trains;

Pricing Month:	in respect of a cargo: (a) subject to sub-part (b), the Delivery Month; or (b) the Month nominated by Seller pursuant to Section 9.1.2;

Provisional Invoice:	as defined in Section 10.1.6(a);

Reasonable and Prudent Operator:
a Person seeking in good faith to perform its contractual obligations, and in so doing, and in the general conduct of its undertaking, exercising that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced operator, complying with all applicable International Standards and practices and regulations and approvals of Governmental Authorities, engaged in the same type of undertaking under the same or similar circumstances and conditions;

Rules:	as defined in Section 21.1.2;

Sabine Pass Expansion:
the facilities that SPL, Sabine Pass Liquefaction Stage V, LLC and/or any of their Affiliate(s) are developing and intend to construct and operate, or have constructed and operated on its or their behalf, adjacent to and interconnecting with the existing Sabine Pass Facility, including up to three (3) Gas liquefaction units and associated facilities, and all other related facilities both inside and outside the LNG plant, and any expansions or modifications of any such facilities;

Sabine Pass Facility:
the LNG facilities that SPL and/or its Affiliates are operating and/or developing and, as of the Effective Date, intend to own and operate (or have operated on its or their behalf) in Cameron Parish, Louisiana, including the Gas pretreatment and processing facilities, liquefaction facilities, storage tanks, utilities, terminal facilities, and associated port and marine facilities, and all other related facilities both inside and outside the LNG plant, and any additional liquefaction and related facilities constructed adjacent to and/or interconnected with the above described facilities and which are owned and/or operated by SPL and/or its Affiliates (or on its or their behalf), inclusive of the Sabine Pass Expansion and all other liquefaction trains and facilities, and any expansions or modifications of any such facilities described above;

SCF:
for Gas, the quantity of anhydrous Gas that occupies one (1) cubic foot of space at a temperature of sixty (60) degrees Fahrenheit and a pressure of fourteen decimal six nine six (14.696) pounds per square inch absolute;

Scheduled Cargo Quantity:	the quantity of LNG (in MMBtu) identified in the ADP or Ninety Day Schedule to be loaded onto an LNG Tanker in a Delivery Window in accordance with Section 8;

Seller:	as defined in the Preamble;

Seller Aggregate Liability:	as defined in Section 15.2.6(b);

Seller Liability Cap:	as defined in Section 15.2.6(c);

Seller Taxes:	as defined in Section 11.2;

SI:	the International System of Units;

Specifications:	as defined in Section 12.1.1;

SPL:	Sabine Pass Liquefaction, LLC;

Stage I-II Facilities:
the existing liquefaction and related facilities that Seller is operating, or having operated on its behalf, in San Patricio and Nueces Counties, Texas, in the vicinity of Portland, Texas, on the La Quinta Channel in the Corpus Christi Bay, including the Gas pretreatment and processing facilities, liquefaction facilities, storage tanks, utilities, terminal facilities, and associated port and marine facilities, and all other related facilities both inside and outside the LNG plant, and any expansions or modifications of any such facilities;

Stage III Facilities:
the facilities that Seller and/or its Affiliate(s) are developing and constructing and intend to operate, or have operated on its or their behalf, adjacent to and interconnecting with the Stage I-II Facilities, including up to nine (9) Gas liquefaction units and associated facilities, and all other related facilities both inside and outside the LNG plant, and any expansions or modifications of any such facilities;

Start Date:	February 1, 2030;

Term:	as defined in Section 4.1;

Term Customer:
(a) Buyer, in its capacity as the buyer under this Agreement; and (b) any other customer of Seller which (i) is not a Foundation Customer and (ii) enters into an LNG purchase agreement with Seller for the purchase of no less than twenty million (20,000,000) MMBtu per year of LNG on a firm basis with an initial fixed term of ten (10) years or longer;

Terminating Party:	as defined in Section 20.2.1;

Termination Event:	as defined in Section 20.1;

Third Party:	a Person other than a Party;

Third Party Claim:	as defined in Section 15.3(a);

Three-Month SOFR:
the forward-looking term rate based on a rate equal to the secured overnight financing rate administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) for a tenor of three (3) months, as administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) and published by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate);

Transporter:
any Person who is a registered or disponent owner of the LNG Tanker, or any Person who contracts with the same or with Buyer for the purposes of providing, operating, or chartering any of the LNG Tankers;

U.S. Gulf Coast Region:	the states of Texas, Louisiana, Mississippi, Alabama, Florida and Georgia and the United States of America state and federal waters of the Gulf of America (also known as the Gulf of Mexico); and

USD or US$:	the lawful currency from time to time of the United States of America.
1.2Interpretation
For purposes of this Agreement:
1.2.1The titles, headings, and numbering in this Agreement are included for convenience only and will have no effect on the construction or interpretation of this Agreement.
1.2.2References in this Agreement to Sections and Exhibits are to those of this Agreement unless otherwise indicated. References to this Agreement and to agreements and contractual instruments will be deemed to include all exhibits, schedules, appendices, annexes, and other attachments thereto and all subsequent amendments and other modifications to such instruments, to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.
1.2.3The word “include” or “including” will be deemed to be followed by “without limitation.” The term “will” has the same meaning as “shall,” and thus imposes an obligation.
1.2.4Whenever the context so requires, the singular includes the plural and the plural includes the singular, and the gender of any pronoun includes the other gender.
1.2.5Unless otherwise indicated, (a) references to any statute, regulation, or other law or Approval will be deemed to refer to such statute, regulation, or other law or Approval as amended or any successor statute, regulation, law or Approval and (b) references to any recognized industry publication will be deemed to refer to such publication as amended or any successor publication.
1.2.6All references to a Person shall include such Person’s successors and permitted assigns.
1.2.7Unless otherwise indicated, any reference to a time of Day shall be to Central Time in the United States of America.
1.2.8Approximate conversions of any unit of measurement contained in parenthesis following the primary unit of measurement included in Sections 1 through 26 of this Agreement are inserted as a matter of operational convenience only to show the approximate equivalent in such different measurement. The obligations of the Parties under Sections 1 through 26 of this Agreement will be undertaken in respect of the primary unit of measurement and not in respect of any such approximate conversion.
1.2.9All references herein to a series of Sections of this Agreement include the first and the last Sections in such series, as if the words “(inclusive)” appeared after such references.
1.3Replacement of Rates and Indices No Longer Available
1.3.1If: (a) a publication that contains a rate or index used in this Agreement ceases to be published for any reason or (b) such a rate or index ceases to exist, is materially modified, or no longer is used as a liquid trading point for Gas (as applicable), so as systematically to change its economic result, or is disaggregated, displaced or abandoned, for any reason; then the Parties shall promptly discuss, with the aim of jointly selecting a rate or index or rates or indices to be used in place of such rates and indices that maintains the intent and economic effect of those original rates or indices.
1.3.2If the Parties fail to agree on a replacement rate or index within thirty (30) Days, either Party may submit such issue to an Expert pursuant to Section 21.2, as amended by the provisions of this Section 1.3.2. Any Expert selected shall be instructed to select the published rate or index, or a combination of published rates or indices, with adjustments as necessary or appropriate, that most nearly preserves the intent and economic result of the original rates or indices. If the Parties are not able to agree upon an Expert within ten (10) Days after the receipt of the notice of request for expert determination, either Party may elect to refer the determination of the replacement rate or index for arbitration in accordance with Section 21.1.
1.3.3If any rate or index used in this Agreement is not published for a particular date, but the publication containing such rate or index continues to be published and the rate or index itself continues to exist, the Parties shall use the published rate or index in effect for the date such rate or index was most recently published prior to the particular date, unless otherwise provided in this Agreement.
1.3.4If an incorrect value is published for any rate or index used in this Agreement and such error is corrected and published within ninety (90) Days of the date of the publication of such incorrect rate or index, such corrected rate or index will be substituted for the incorrect rate or index and any calculations involving such rate or index will be recalculated and the Parties will take any necessary actions based upon these revised calculations, including adjustments of amounts previously invoiced and/or paid.

2.Approvals

2.1Approvals
2.1.1Except as may be excused by Force Majeure, Seller or an Affiliate of Seller shall, to the extent required in order for Seller to perform its obligation to make LNG available for delivery to Buyer under this Agreement: (a) obtain and maintain, or cause to be obtained and maintained, in force the Export Authorizations at all times commencing no later than the Start Date and (b) in case any of the Export Authorizations is to expire before the expiration of the Term, use its reasonable efforts to obtain one or more extensions of the same in aggregate up to or beyond the end of the Term. Buyer and Seller shall each use reasonable efforts to obtain and maintain in force, and shall use reasonable efforts to cause their respective Affiliates to obtain and maintain in force, the other Approvals (other than the Export Authorizations) that are required for its own performance of this Agreement, and shall cooperate fully with each other whenever necessary for this purpose.
2.1.2If the laws of the United States of America do not require maintenance of or compliance with one or more of the Export Authorization(s) to export LNG from the United States of America, then for so long as the laws of the United States of America do not require such maintenance or compliance, the Parties agree that this Agreement shall be read and construed to omit those provisions of this Agreement relating to such affected Export Authorization(s) and neither Party shall have any rights or obligations (including obligations to maintain such affected Export Authorization(s), rights to terminate this Agreement and claims of Force Majeure) in respect of any such Export Authorization(s).
3.Subject Matter
3.1Sale and Purchase
3.1.1Seller shall sell and make available for delivery, or compensate Buyer if not made available for delivery, LNG in cargoes at the Delivery Point, and Buyer shall take and pay for, or compensate Seller if not taken, such LNG, in the quantities and at the prices set forth in and otherwise in accordance with and subject to the provisions of this Agreement.
3.1.2Seller intends to load cargoes under this Agreement at the Corpus Christi Facility, but Seller may, subject to Section 8.3.3, elect to load any cargo(es) under this Agreement at any other LNG facility.
3.1.3All savings, profits and optimizations realized by Seller as a result of delivering cargoes at an alternate source shall remain for the benefit of Seller without profit sharing.

3.2Facilities
Subject to Section 2, Seller covenants that, acting as a Reasonable and Prudent Operator, it shall at all relevant times from the Start Date and continuing throughout the Term own (either directly or indirectly through one or more Affiliates), or have access to and use of (either directly or indirectly through one or more Affiliates), and maintain and operate or cause to be maintained and operated (either directly or indirectly through one or more Affiliates), consistent with International Standards and subject to all Applicable Laws, the Corpus Christi Facility so as to enable Seller to fulfill its obligations to Buyer under this Agreement.
3.3Destination
Subject to Section 26.1 and notwithstanding the Discharge Terminal corresponding to any cargo in the ADP or Ninety Day Schedule, Buyer shall be free to: (a) sell such LNG free on board at the Production Facility or at any point during a voyage, or at or after the unloading of any LNG purchased hereunder; and (b) transport the LNG to, and market the LNG at, any destination of its choosing, in accordance with the provisions of this Agreement.
4.Term
4.1Term
This Agreement shall enter into force and effect on the Effective Date and, subject to Section 20, shall continue in force and effect until January 31, 2045 (the “Term”).
4.2Contract Year
References to a “Contract Year” mean a period of time from and including January 1st through and including December 31st of the same calendar year, provided that:
(a)the first Contract Year is the period of time beginning on the Start Date and ending on December 31, 2030; and
(b)the final Contract Year is the period of time beginning on the January 1st immediately preceding the final Day of the Term and ending on the final Day of the Term.
5.Quantities
5.1ACQ
5.1.1Subject to Section 5.1.2, the annual contract quantity (“ACQ”) for each Contract Year shall be twelve (12) cargoes of LNG (prorated in respect of any partial calendar year), with each such cargo having an initial

Scheduled Cargo Quantity of three million seven hundred two thousand eight hundred ninety-nine (3,702,899) MMBtu.
5.1.2Seller may, from time to time by providing notice to Buyer, reduce the ACQ for a Contract Year by a quantity equal to the amount of LNG that Seller has committed to sell to a Third Party in an agreement for the sale and purchase of LNG that directly replaces in whole or in part the annual contract quantity of this Agreement, provided that such notice is provided no later than sixty (60) Days before an affected cargo’s Delivery Window is scheduled to begin and Buyer has not already committed such quantities to a downstream sale at the time of such notice. If Seller provides any such notice, Seller may also specify a change in the delivery profile set out in Section 8.1.
5.2Adjusted Annual Contract Quantity
The “Adjusted Annual Contract Quantity” or “AACQ” for each Contract Year shall be a number of cargoes equal to the ACQ for the relevant Contract Year, minus any MSMQ Cargo elected by Seller for such Contract Year in accordance with Section 5.3.
5.3Major Scheduled Maintenance
Seller shall be entitled to reduce the Scheduled Cargo Quantity for one (1) or more cargoes by up to an aggregate amount of three million seven hundred seventy-six thousand nine hundred fifty-seven (3,776,957) MMBtu (such amount in respect of a cargo, “MQ”) in any Contract Year in case of scheduled maintenance to the Corpus Christi Facility, subject to the following conditions:
(a)Seller may only exercise its right to such reduction in a Contract Year if it or its Affiliate determines, as a Reasonable and Prudent Operator, that scheduled maintenance is required for operational reasons;
(b)Seller shall notify Buyer of its election of MQ (including the amount applicable to each affected cargo) pursuant to Section 8.1.3(b);
(c)if Seller elects to reduce the Scheduled Cargo Quantity of a single cargo (an “MSMQ Cargo”) by three million seven hundred two thousand eight hundred ninety-nine (3,702,899) MMBtu, then such election shall result in the removal of one (1) cargo from the ADP proposed by Buyer in accordance with Section 8.1.2 (Seller to identify the cargo being removed from the schedule in its sole discretion) and Seller shall be relieved of its obligation to make available a cargo in respect of the Month in which such removed cargo had been preliminarily scheduled; and

(d)the cumulative amount of all MQ elected by Seller pursuant to this Section 5.3 shall not exceed eleven million one hundred eight thousand six hundred ninety-seven (11,108,697) MMBtu during any six (6) consecutive Contract Years.
5.4Buyer’s Purchase Obligation
5.4.1In respect of each Contract Year, Buyer shall take and pay for the Scheduled Cargo Quantity with respect to each cargo of the AACQ scheduled in the ADP for such Contract Year, less:
(a)quantities of LNG not made available by Seller for any reason attributable to Seller (other than quantities for which Seller is excused pursuant to this Agreement from making available due to Buyer’s breach of this Agreement), including quantities not made available by Seller due to Force Majeure affecting Seller or the Production Facility;
(b)quantities of LNG not taken by Buyer due to Force Majeure affecting Buyer;
(c)quantities of LNG for which Seller has provided a notice of cancellation pursuant to Section 5.6, except where Buyer has provided notice of its election pursuant to Section 5.6 to purchase such quantities of LNG at the alternative price; and
(d)any quantity of LNG that the relevant LNG Tanker is not capable of loading due to Seller’s delivery of LNG that has a Gross Heating Value that is less than the value identified by Seller pursuant to Section 8.1.1.
5.5Seller’s Delivery Obligation
5.5.1In respect of each Contract Year, Seller shall make available to Buyer the Scheduled Cargo Quantity with respect to each cargo in the AACQ and scheduled in the ADP for such Contract Year, less:
(a)quantities of LNG not taken by Buyer for any reason attributable to Buyer or Transporter (other than quantities for which Buyer is excused pursuant to this Agreement from taking due to Seller’s breach of this Agreement), including quantities not taken by Buyer due to Force Majeure affecting Buyer or Transporter;
(b)quantities of LNG for which Seller has provided a notice of cancellation pursuant to Section 5.6, except where Buyer has provided notice of its election pursuant to Section 5.6 to purchase such quantities of LNG at the alternative price; and

(c)quantities of LNG not made available by Seller due to Force Majeure affecting Seller.
5.5.2Except as otherwise expressly excused in accordance with the provisions of this Agreement, if, with respect to any cargo identified in Section 5.5.1, Seller does not make available all or part of the Scheduled Cargo Quantity of such cargo, and such failure to make available is not otherwise excused pursuant to Section 5.5.1, then the amount by which the Scheduled Cargo Quantity exceeds the quantity of LNG made available by Seller in relation to such cargo shall be the “Cargo DoP Quantity”. Seller shall make a payment to Buyer for each MMBtu of the Cargo DoP Quantity in an amount equal to: (a) the actual, documented price incurred by Buyer (in USD per MMBtu) for the purchase of a replacement quantity of LNG or Gas (not to exceed the MMBtu equivalent of the Cargo DoP Quantity), or, in respect of any Cargo DoP Quantity for which a replacement quantity cannot be purchased, GCM (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Delivery Month); less (b) (i) the Alternative CSP or (ii) if Seller fails to make a cargo available, then (A) the Cargo Payment (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Pricing Month) divided by (B) the Scheduled Cargo Quantity; plus (c) actual, reasonable, and verifiable incremental costs (if any) incurred by Buyer as a direct result of such failure to make all or part of the Scheduled Cargo Quantity available (in USD per MMBtu); less (d) actual and verifiable cost savings (if any) realized by Buyer as a result of such failure to make the Scheduled Cargo Quantity available (in USD per MMBtu) (the “Cargo DoP Payment”); provided that the total Cargo DoP Payment payable in respect of the Cargo DoP Quantity shall not exceed an amount equal to (x) the Cargo DoP Quantity multiplied by (i) GSA CSP (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Pricing Month) or (ii) if Buyer has elected to purchase the relevant cargo at the alternative price in accordance with Section 5.6, then the Alternative CSP; or (y) if Seller fails to make a cargo available, then the Cargo Payment (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Pricing Month).
5.5.3Notwithstanding the foregoing, if the Cargo DoP Quantity is within the Operational Tolerance (such Operational Tolerance to be exercised by Seller only with respect to operational matters regarding the Production Facility, and without regard to Gas markets or other commercial considerations), the Cargo DoP Payment shall be zero USD (US$0.00).
5.5.4Buyer shall use reasonable efforts to mitigate Seller’s liability to make any payments pursuant to this Section 5.5.
5.5.5In the event the ability of the Corpus Christi Facility to produce and deliver LNG is impaired due to an unscheduled services interruption that does not constitute Force Majeure, then during such event of interruption, the Foundation Customer Priority will be used to allocate the LNG that is available from the Corpus Christi Facility. If any LNG is available from the Corpus Christi Facility after allocation in accordance with the Foundation Customer Priority, Buyer and other Term Customers will be given priority over customers that are neither Foundation Customers nor Term Customers and Buyer will be treated on a non-discriminatory basis as compared to other Term Customers.
5.5.6Any payment that Seller makes under this Section 5.5 shall not be treated as a special, indirect, incidental, consequential or exemplary loss or a loss of income or profits, loss of revenue, loss of opportunity, or loss of business for purposes of Section 15.2.1.
5.6Cargo Cancellation; Buyer Override
Seller may notify Buyer that it intends to cancel delivery of any cargo scheduled in the ADP by providing notice of such intention to Buyer on or before the first (1st) Business Day after the twentieth (20th) Day of the Month that is two (2) Months prior to the Delivery Month. Upon receipt of any such notice, Buyer shall have the right to elect to purchase the relevant cargo at the Alternative CSP, subject to exercising such election by providing notice to Seller within five (5) Days after receipt of Seller’s notice. If Buyer does not provide notice in accordance with this Section 5.6 of its election to purchase the relevant cargo at the alternative price, then such cargo shall be deemed cancelled and each Party shall be relieved of its obligation to make available (in the case of Seller) such cargo pursuant to Section 5.5 and take and pay for (in the case of Buyer) such cargo pursuant to Section 5.4.
6.Delivery Point, Title and Risk
6.1Delivery Point
Seller shall deliver LNG to Buyer, subject to the terms and conditions of this Agreement, at the point at which the flange coupling of the LNG loading line at the Production Facility joins the flange coupling of the LNG intake manifold of the relevant LNG Tanker (“Delivery Point”).
6.2Title and Risk
Title to, and all risks in respect of, the LNG sold by Seller pursuant to this Agreement shall pass from Seller to Buyer as the LNG passes the Delivery Point.
7.Transportation and Loading
7.1Transportation by Buyer
Buyer shall, in accordance with this Agreement, Applicable Laws, Approvals and International Standards, provide, or cause to be provided, transportation from the

Delivery Point of all quantities of LNG delivered hereunder to Buyer. Buyer shall, no later than the fifteenth (15th) Day following the end of each calendar quarter, provide a report to Seller stating, in respect of each cargo loaded hereunder during such calendar quarter, whether Buyer owned or operated the LNG Tanker used to transport each such cargo under a bareboat or demise charter agreement. Buyer shall cause any Third Party that has purchased a cargo that is the subject of this Agreement to provide the information required by this Section 7.1 as if such Third Party were Buyer. If requested by Seller, Buyer shall use reasonable efforts to provide, and shall use reasonable efforts to cause any Third Party purchaser to provide, additional information regarding LNG Tanker delivery terms.
7.2Corpus Christi Facility
7.2.1During the Term, Seller shall at all times cause to be provided, maintained and operated the Corpus Christi Facility in accordance with the following: (a) International Standards; (b) all terms and conditions set forth in this Agreement; (c) Applicable Laws; and (d) to the extent not inconsistent with International Standards, such good and prudent practices as are generally followed in the LNG industry by Reasonable and Prudent Operators of similar LNG liquefaction terminals.
7.2.2The Corpus Christi Facility shall include the following:
(a)appropriate systems for communications with LNG Tankers;
(b)a berth, capable of berthing an LNG Tanker having a displacement of no more than one hundred forty-two thousand nine hundred (142,900) tons, an overall length of no more than nine hundred eighty-four (984) feet (approximately 300 meters), a beam of no more than one hundred seventy-one (171) feet (approximately 52 meters), and a draft of no more than forty (40) feet (approximately 12 meters), which LNG Tankers can safely reach, at which LNG Tankers can lie safely berthed and load safely afloat, and safely depart, fully laden;
(c)lighting sufficient to permit loading operations by day or by night, to the extent permitted by Governmental Authorities and Pilots (it being acknowledged, however, that Seller shall in no event be obligated to allow nighttime berthing operations at the Corpus Christi Facility if Seller or the operator of the Corpus Christi Facility determines that such operations during nighttime hours could pose safety or operational risks to the Corpus Christi Facility, an LNG Tanker, or a Third Party);
(d)facilities capable of transferring LNG at a rate of up to twelve thousand (12,000) Cubic Meters per hour at the Delivery Point, with LNG transfer arms each having a reasonable operating envelope to allow for ship movement and manifold strainers of sixty (60) mesh;
(e)a vapor return line system of sufficient capacity to allow for transfer of Gas necessary for safe cargo operations of an LNG Tanker at the required rates, pressures and temperatures;
(f)facilities allowing ingress and egress between the Corpus Christi Facility and the LNG Tanker by (i) representatives of Governmental Authorities for purposes of LNG transfer operations; and (ii) an independent surveyor for purposes of conducting tests and measurements of LNG on board the LNG Tanker;
(g)emergency shut down systems;
(h)LNG storage facilities; and
(i)LNG liquefaction facilities.
7.2.3Services and facilities not provided by Seller include the following: (a) facilities and loading lines for liquid or gaseous nitrogen to service an LNG Tanker; (b) facilities for providing bunkers; (c) facilities for the handling and delivery to the LNG Tanker of ship’s stores, provisions and spare parts; and (d) nitrogen rejection or natural gas liquids (NGL) removal. Buyer shall be required to obtain towing, escort, line handling, and pilot services as described in Section 7.5.3.
7.3Compatibility of the Production Facility with LNG Tankers
7.3.1Buyer shall ensure, at no cost to Seller, that each of the LNG Tankers is fully compatible with the general specifications set forth in Section 7.2.2 and any modifications made to the Corpus Christi Facility and/or Sabine Pass Facility in accordance with Section 7.3.2. Should an LNG Tanker fail materially either to be compatible with the Production Facility or to be in compliance with the provisions of Section 7.5 and Section 7.6, Buyer shall not employ such LNG Tanker in connection with this Agreement until it has been modified to be so compatible or to so comply.
7.3.2The Parties agree that, after the Effective Date, Seller and its Affiliates shall be entitled to modify the Corpus Christi Facility and/ or Sabine Pass Facility in any manner whatsoever, provided that: (x) such modifications do not render the Corpus Christi Facility or Sabine Pass Facility (as applicable) incompatible with an LNG Tanker that is compatible with the general specifications set forth in Section 7.2.2 and is scheduled in the applicable ADP or Ninety Day Schedule; (y) such modifications, once finalized, do not reduce the ability of Seller to make available LNG in accordance with the terms of this Agreement; and (z) such modifications do not otherwise conflict with Seller’s obligations hereunder.

Notwithstanding the foregoing, Seller and its Affiliates, as applicable, may modify the Corpus Christi Facility and/ or Sabine Pass Facility in a manner that would render it incompatible with an LNG Tanker provided that such modification is required by and is made pursuant to a change in Applicable Laws, Approvals, or International Standards, or is required for safety or environmental reasons.
7.4Buyer Inspection Rights in Respect of the Corpus Christi Facility
7.4.1Upon obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed, a reasonable number of Buyer’s designated representatives (of which at least one must be an employee of Buyer or its Affiliate) may from time to time, but no more than once in any three hundred sixty-five (365) Day period, inspect the operation of the Corpus Christi Facility so long as such inspection occurs from 8:00 a.m. Central Time to 5:00 p.m. Central Time on a Business Day. Any such inspection shall be at Buyer’s sole risk and expense. In conjunction with any such inspection, Seller shall provide Buyer access at reasonable times and places (taking into consideration cost and schedule impacts) to (a) relevant qualified employees and contractors of Seller in order to discuss the operation and maintenance of the Corpus Christi Facility and (b) relevant documentation, if any, available to Seller in support of such discussions to the extent Seller is permitted to disclose the same. Buyer (and its designees) shall carry out any such inspection without any interference with or hindrance to the safe and efficient operation of the Corpus Christi Facility. Buyer’s right to inspect and examine the Corpus Christi Facility shall be limited to verifying that the Corpus Christi Facility is in compliance with the requirements of Section 7.2. No inspection (or lack thereof) of the Corpus Christi Facility by Buyer hereunder, or any requests or observations made to Seller or its representatives by or on behalf of Buyer in connection with any such inspection, shall (x) modify or amend Seller’s obligations, representations, warranties and covenants hereunder; or (y) constitute an acceptance or waiver by Buyer of Seller’s obligations hereunder.
7.4.2Buyer shall indemnify and hold Seller and its Affiliates harmless from any Claims and Losses resulting from Buyer’s inspection of the Corpus Christi Facility pursuant to Section 7.4.1.
7.5LNG Tankers
7.5.1Buyer shall cause each LNG Tanker to comply with the requirements of this Section 7.5 and the requirements of Section 7.6 in all respects.
7.5.2Each LNG Tanker shall comply with the regulations of, and obtain all Approvals required by, Governmental Authorities to enable such LNG Tanker to enter, leave and carry out all required operations at the

Production Facility. Each LNG Tanker shall at all times have on board valid documentation evidencing all such Approvals. Each LNG Tanker shall comply fully with the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention effective July 1, 1998, as amended from time to time, and at all times be in possession of valid documents of compliance and safety management certificates, and can demonstrate that the LNG Tanker has an effective management system in operation that addresses all identified risks, and provides proper controls for dealing with these risks.
7.5.3Buyer shall cause Transporter to enter into a tug services agreement to provide such number and types of tugs, fireboats and escort vessels as are (x) acceptable to Seller and the operator of the Production Facility, (y) required by Governmental Authorities to attend the LNG Tanker and (z) necessary and appropriate to permit safe and efficient movement of the LNG Tanker within the maritime safety areas located in the approaches to and from the Production Facility.
(a)An Affiliate of Seller has elected to procure tug, fireboat and escort vessel services at the Corpus Christi Facility and, in respect of loadings at the Corpus Christi Facility, Buyer shall cause Transporter to enter into a tug services agreement with such Affiliate of Seller.
(b)An Affiliate of SPL has elected to procure tug, fireboat and escort vessel services at the Sabine Pass Facility and, in respect of loadings at the Sabine Pass Facility, Buyer shall cause Transporter to enter into a tug services agreement with such Affiliate of SPL.
Such tug services agreement shall provide that the fees for tug services shall be applied on a non-discriminatory basis among all long-term users of the relevant facility. Seller shall not be required to provide tugs, fireboats and escort vessels to attend any LNG Tanker and shall not be liable to Buyer in connection with Transporter’s failure to enter into such arrangements.
7.5.4Buyer shall pay or cause to be paid: (a) all Port Charges directly to the appropriate Person (including reimbursing Seller for any Port Charges paid by Seller, Seller’s Affiliates or the operator of the Production Facility on Buyer’s behalf); and (b) all charges payable by reason of any LNG Tanker having to shift from berth at the Production Facility as a result of the action or inaction of Buyer or the Transporter.
7.5.5Each LNG Tanker must satisfy the following requirements:
(a)Except as otherwise mutually agreed in writing by the Parties, each LNG Tanker shall be compatible with the general specifications set forth in Section 7.2.2 and any modifications to the Corpus Christi

Facility and the Sabine Pass Facility pursuant to Section 7.3.2, and shall be of a sufficient size to load the applicable Scheduled Cargo Quantity. If Buyer’s LNG Tanker is not capable of loading the applicable Scheduled Cargo Quantity, the portion of the Scheduled Cargo Quantity that cannot be loaded onto such alternate LNG Tanker shall be considered DQ, except to the extent that such failure is attributable to Seller’s delivery of LNG that has a Gross Heating Value that is less than the value identified by Seller pursuant to Section 8.1.1.
(b)Each LNG Tanker shall have a gross volumetric capacity no greater than one hundred eighty thousand (180,000) Cubic Meters.
(c)Each LNG Tanker shall be, in accordance with International Standards, (i) fit in every way for the safe loading, unloading, handling and carrying of LNG in bulk at atmospheric pressure; and (ii) tight, staunch, strong and otherwise seaworthy with cargo handling and storage systems (including instrumentation) necessary for the safe loading, unloading, handling, carrying and measuring of LNG in good order and condition.
(d)Each LNG Tanker shall at all times be maintained in class with any of the following: American Bureau of Shipping, Lloyd’s Register, Bureau Veritas, Det Norske Veritas or any other classification society that is: (i) a member of International Association of Classification Societies Ltd. (IACS) and (ii) mutually agreed upon by the Parties.
(e)Each LNG Tanker shall have been constructed to all applicable International Standards (including the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk).
(f)Each LNG Tanker shall comply with, and shall be fully equipped, supplied, operated, and maintained to comply with, all applicable International Standards and Applicable Laws, including those that relate to seaworthiness, design, safety, environmental protection, navigation, and other operational matters, and all procedures, permits, and approvals of Governmental Authorities for LNG vessels that are required for the transportation and loading of LNG at the Loading Port. Unless approved by Seller in writing, which approval shall not be unreasonably withheld or delayed, an LNG Tanker shall be prohibited from engaging in any maintenance, repair or in-water surveys while berthed at the Production Facility. Each LNG Tanker shall comply fully with the guidelines of any Governmental Authority of the United States of America, including the National Oceanographic and Atmospheric

Administration (NOAA), in relation to actions to avoid strikes in the waters of the United States of America with protected sea turtles and cetaceans (e.g., whales and other marine mammals) and with regard to the reporting of any strike by the LNG Tanker which causes injury to such protected species.
(g)The officers and crew of each LNG Tanker shall have the ability, experience, licenses and training commensurate with the performance of their duties in accordance with internationally accepted standards with which it is customary for Reasonable and Prudent Operators of LNG vessels to comply and as required by Governmental Authorities and any labor organization having jurisdiction over the LNG Tanker or her crew. Without in any way limiting the foregoing, the master, chief engineer, all cargo engineers and all deck officers shall be fluent in written and oral English and shall maintain all records and provide all reports with respect to the LNG Tanker in English.
(h)Each LNG Tanker shall have communication equipment complying with applicable regulations of Governmental Authorities and permitting such LNG Tanker to be in constant communication with the Production Facility and with other vessels in the area (including fireboats, escort vessels and other vessels employed in port operations).
(i)Provided that the Production Facility supplies a suitable vapor return line meeting the requirements of Section 7.2.2(e), then each LNG Tanker shall be capable of loading a full cargo of LNG in the number of hours derived after applying the following formula:
13 + x = maximum LNG transferring time (in hours)
where:
x = y/12,000 Cubic Meters; and
y = the LNG cargo containment capacity of the LNG Tanker (in Cubic Meters) minus one hundred forty thousand (140,000) Cubic Meters, provided that “y” shall be no less than zero (0).
Time for connecting, cooling, draining, purging and disconnecting of liquid arms shall not be included in the computation of loading time.
(j)Each LNG Tanker shall procure and maintain Hull and Machinery Insurance and P&I Insurance in accordance with Section 15.5.

7.6LNG Tanker Inspections; LNG Tanker Vetting Procedures; Right to Reject LNG Tanker
7.6.1During the Term, on prior reasonable notice to Buyer, Seller may, at its sole risk, send its representatives (including an independent internationally recognized maritime consultant) to inspect during normal working hours any LNG Tanker as Seller may consider necessary to ascertain whether the LNG Tanker complies with this Agreement. Seller shall bear the costs and expenses in connection with any such inspection. Any such inspection may include, as far as is reasonably practicable having regard to the LNG Tanker’s operational schedule, examination of the records related to the LNG Tanker’s hull, cargo and ballast tanks, machinery, boilers, auxiliaries and equipment; examination of the LNG Tanker’s deck, engine and official log books; review of records of surveys by the LNG Tanker’s classification society and relevant Governmental Authorities; and review of the LNG Tanker’s operating procedures and performance of surveys, both in port and at sea. Any inspection carried out pursuant to this Section 7.6.1: (a) shall not interfere with, or hinder, any LNG Tanker’s safe and efficient construction or operation; and (b) shall not entitle Seller or any of its representatives to make any request or recommendation directly to Transporter except through Buyer. No inspection (or lack thereof) of an LNG Tanker hereunder shall: (i) modify or amend Buyer’s obligations, representations, warranties, and covenants hereunder; or (ii) constitute an acceptance or waiver by Seller of Buyer’s obligations hereunder.
7.6.2Seller shall indemnify and hold Buyer and its Affiliates harmless from any Claims and Losses resulting from Seller’s inspection of any LNG Tanker pursuant to Section 7.6.1.
7.6.3Buyer shall comply with all LNG Tanker vetting procedures, as set forth in (a) in respect of loadings at the Corpus Christi Facility, the Corpus Christi Marine Operations Manual; and (b) in respect of loadings at any other production facility, the vetting procedures applied by the operator of such LNG production facility and associated port.
7.6.4Seller shall have the right to reject any LNG vessel that Buyer intends to use to take delivery of LNG hereunder at the Production Facility if such LNG vessel does not comply materially with the provisions of this Agreement (including the vetting procedures described in Section 7.6.3), provided that:
(a)neither the exercise nor the non-exercise of such right shall reduce the responsibility of Buyer to Seller in respect of such LNG vessel and her operation, nor increase Seller’s responsibilities to Buyer or Third Parties for the same; and

(b)Buyer’s obligations under this Agreement shall not be excused or suspended by reason of Buyer’s inability (pursuant to the foregoing) to use a vessel as an LNG Tanker.
7.7Port Liability Agreement
7.7.1Buyer shall cause Transporter or the master of each LNG Tanker (acting on behalf of the ship-owner and charterer) making use of the port or marine facilities at the Production Facility or the Loading Port thereof on behalf of Buyer, to execute the Port Liability Agreement prior to such LNG Tanker’s arrival at the Production Facility or the Loading Port thereof. In the event the master of an LNG Tanker fails to execute such Port Liability Agreement, Buyer shall indemnify and hold Seller, the owner and operator of the Production Facility, and their respective Affiliates harmless from any Claims brought against, or Losses incurred by any such Persons arising from such failure.
7.7.2Subject to Section 7.7.1 and without prejudice to the terms of the Port Liability Agreement, Seller releases Buyer, its Affiliates, and their respective shareholders, officers, members, directors, employees, designees, representatives, and agents from liability to Seller incident to all Claims and Losses that may exist, arise or be threatened currently or in the future at any time following the Effective Date and whether or not of a type contemplated by either Party at any time, brought by any Person for injury to, illness or death of any employee of Seller, or for damage to or loss of the relevant LNG production facility, which injury, illness, death, damage or loss arises out of, is incident to, or results from the performance or failure to perform this Agreement by Buyer, or any of its Affiliates, shareholders, officers, members, directors, employees, designees, representatives and agents.
7.7.3Subject to Section 7.7.1 and without prejudice to the terms of Section 12 or the Port Liability Agreement, Buyer releases Seller, its Affiliates, and their respective shareholders, officers, members, directors, employees, designees, representatives, and agents from liability to Buyer incident to all Claims and Losses that may exist, arise or be threatened currently or in the future at any time following the Effective Date and whether or not of a type contemplated by either Party at any time, brought by any Person for injury to, illness or death of any employee of Buyer, or for damage to or loss of any LNG Tanker, which injury, illness, death, damage or loss arises out of, is incident to, or results from the performance or failure to perform this Agreement by Seller or its Affiliates, shareholders, officers, members, directors, employees, designees, representatives and agents.
7.7.4The form of Port Liability Agreement attached as Exhibit B may be amended from time to time without consent of Buyer only if after any such amendment the revised terms of such Port Liability Agreement: (a)

do not negatively impact Buyer’s ability to perform its obligations or exercise its rights under this Agreement, (b) treat Transporter in a non-discriminatory manner in comparison to all other owners and charterers of LNG vessels that use or transit the Loading Port, and (c) do not prevent any Transporter from obtaining, on commercially reasonable terms, full P&I indemnity coverage from a P&I Club, and such P&I indemnity will cover all Claims and Losses pursuant to such Port Liability Agreement in relation to use of the Loading Port by an LNG Tanker. Seller shall promptly notify Buyer upon any amendment to the Port Liability Agreement attached as Exhibit B and shall provide a copy of the amended Port Liability Agreement to Buyer.
7.8Corpus Christi Marine Operations Manual
Seller shall, not later than the Start Date, deliver to Buyer a copy of the marine operations manual developed for the Corpus Christi Facility (as amended from time to time, the “Corpus Christi Marine Operations Manual”) which governs activities at the Corpus Christi Facility and which applies to each LNG Tanker and each other LNG vessel berthing at the Corpus Christi Facility. In the event of a conflict between this Agreement and the Corpus Christi Marine Operations Manual, the provisions of this Agreement shall control. Seller shall promptly notify Buyer upon any amendment to the Corpus Christi Marine Operations Manual and shall provide a copy of the amended Corpus Christi Marine Operations Manual to Buyer.
7.9Loading of LNG Tankers
7.9.1Except as otherwise specifically provided, the terms of this Section 7.9 shall apply to all LNG Tankers calling at the Production Facility.
7.9.2As soon as practicable after the LNG Tanker’s departure from the point of departure en route to the Production Facility, Buyer shall notify, or cause the master of the LNG Tanker to notify, Seller of the information specified below (“In-Transit First Notice”):
(a)name of the LNG Tanker and, in reasonable detail, the dimensions, specifications, tank temperatures, volume of LNG onboard, operator, and owner of such LNG Tanker;
(b)any operational deficiencies in the LNG Tanker that may affect its performance at the Production Facility or berth; and
(c)the ETA.
7.9.3With respect to each LNG Tanker scheduled to call at the Production Facility, Buyer shall give, or cause the master of the LNG Tanker to give, to Seller the following notices:

(a)a second notice (“In-Transit Second Notice”), which shall be sent ninety-six (96) hours prior to the ETA set forth in the In-Transit First Notice or as soon as practicable prior to such ETA if the sea time between the point of departure of the LNG Tanker and the Loading Port is less than ninety-six (96) hours, stating the LNG Tanker’s then ETA. If, thereafter, such ETA changes by more than six (6) hours, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Seller notice of the corrected ETA;
(b)a third notice (“In-Transit Third Notice”), which shall be sent twenty-four (24) hours prior to the ETA set forth in the In-Transit Second Notice (as corrected), confirming or amending such ETA. If, thereafter, such ETA changes by more than three (3) hours, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Seller notice of the corrected ETA;
(c)a fourth notice (“In-Transit Final Notice”), which shall be sent twelve (12) hours prior to the ETA set forth in the In-Transit Third Notice (as corrected), confirming or amending such ETA. If, thereafter, such ETA changes by more than one (1) hour, Buyer shall give promptly, or cause the master of the LNG Tanker to give promptly, to Seller notice of the corrected ETA;
(d)any other notice(s) as required by the Corpus Christi Marine Operations Manual or the operator of the relevant liquefaction facility and port (as applicable); and
(e)an NOR, which shall be given at the time prescribed in Section 7.10.
7.9.4Unless prohibited by Applicable Laws or the operator of the relevant Production Facility and/or port, Buyer shall have the right to cause an LNG Tanker to burn Gas as fuel during operations at the Corpus Christi Facility or Sabine Pass Facility (including while conducting cargo transfer operations). The quantity of Gas burned as fuel pursuant to this Section 7.9.4 shall be determined in accordance with Exhibit A. If Buyer exercises its right pursuant to this Section 7.9.4, all amounts of Gas burned as fuel shall be added to the quantity loaded included in Seller’s invoice pursuant to Section 10.1.1, but shall have no impact in respect of Buyer’s obligations under Section 5.
7.9.5All vapor returned to Seller (or the Production Facility’s operator) during cool-down or loading operations may be used or disposed of by Seller (or the Production Facility’s operator) without compensation to Buyer. For the avoidance of doubt, the number of MMBtu sold and delivered in respect of any cargo shall be determined in accordance with Section 13.9.

7.10Notice of Readiness
7.10.1The master of an LNG Tanker arriving at the Production Facility, or such master’s agent, shall give to Seller its NOR for loading upon arrival of such LNG Tanker at the PBS; provided that, in order for such NOR to be considered valid, such LNG Tanker must have, at the time of such NOR issuance, all required Approvals from the relevant Governmental Authorities, and be ready, willing, and able, to proceed to berth and load LNG or to commence cool-down operations (as applicable).
7.10.2A valid NOR given under Section 7.10.1 shall become effective as follows:
(a)For an LNG Tanker arriving at the PBS at any time prior to the Delivery Window allocated to such LNG Tanker, a valid NOR shall be deemed effective at the earlier of (i) the time at which the LNG Tanker is all fast at the berth; and (ii) the later of (A) 6:00 a.m. Central Time on the Day on which such Delivery Window starts, and (B) six (6) hours after the time of its issuance;
(b)For an LNG Tanker arriving at the PBS at any time during the Delivery Window allocated to such LNG Tanker, a valid NOR shall become effective six (6) hours after the time of its issuance; or
(c)For an LNG Tanker arriving at the PBS at any time after the expiration of the Delivery Window, a valid NOR shall become effective only once the LNG Tanker is all fast at the berth.
7.11Berthing Assignment
7.11.1Seller shall berth, or cause the Production Facility operator to berth, an LNG Tanker which has tendered a valid NOR before or during its Delivery Window promptly after Seller and the Production Facility operator determine such LNG Tanker will not interfere with berthing and loading or unloading of any other scheduled LNG vessel with a higher berthing priority but in no event later than the end of the Delivery Window allocated to such LNG Tanker; provided, however, that if Seller does not berth, or cause the Production Facility operator to berth, such LNG Tanker by the end of the Delivery Window, but berths such LNG Tanker (or causes such LNG Tanker to be berthed) within seventy-two (72) hours after the end of its Delivery Window, Buyer’s sole recourse and remedy for Seller’s failure to berth (or failure to cause to be berthed) the LNG Tanker by the end of the Delivery Window is demurrage pursuant to Section 7.12.3, payment for excess boil-off pursuant to Section 7.12.4 and provision by Seller of a cool-down pursuant to Section 7.16.1(b). If, as of the seventy-second (72nd) hour after the end of the Delivery Window, Seller has not berthed (or caused to be berthed) the LNG Tanker, and such delay is not attributable to a reason that would result in an extension of Allotted Laytime under Section 7.12.1, Seller shall be deemed to have failed to make the Scheduled Cargo Quantity of the relevant cargo available for delivery and the provisions of Section 5.5.2 shall apply.
7.11.2For each delivery window period at the applicable Loading Port, Seller shall determine the berthing priority among LNG vessels which have tendered a valid NOR before or during their scheduled delivery window as follows:
(a)The first berthing priority for a delivery window period shall be for an LNG vessel scheduled for such delivery window period. Priority within this group shall be given to the LNG vessel which has first tendered its valid NOR. Once an LNG vessel achieves a first berthing priority pursuant to this Section 7.11.2(a) or 7.11.2(b), such LNG vessel shall maintain such priority until such LNG vessel is berthed, so long as its tendered NOR remains valid; and
(b)The second berthing priority for a delivery window period shall be for an LNG vessel scheduled for arrival after such delivery window period. Priority within this group shall be given to the LNG vessel which has first tendered its valid NOR. An LNG vessel with second berthing priority pursuant to this Section 7.11.2(b) will achieve a first berthing priority on its scheduled delivery window pursuant to Section 7.11.2(a) if such LNG vessel has not been berthed prior to such date, so long as its tendered NOR remains valid.
7.11.3If an LNG Tanker tenders a valid NOR after the end of its Delivery Window, Seller shall use reasonable efforts to berth (and shall use reasonable efforts to cause the Production Facility operator to berth) such LNG Tanker as soon as reasonably practical; provided, however, that, unless otherwise agreed with Buyer, Seller shall have no obligation to use reasonable efforts to berth (or cause to be berthed) an LNG Tanker that tenders NOR more than seventy-two (72) hours after the end of its Delivery Window. If (a) the LNG Tanker tenders valid NOR during the seventy-two (72) hour period commencing at the end of its Delivery Window but Seller (or the Production Facility operator) is unable, using reasonable efforts, to berth such LNG Tanker (which, for the avoidance of doubt, shall not include any obligation to berth the LNG Tanker if doing so would interfere with the berthing and loading or unloading of any other LNG vessel); or (b) as of the seventy-second (72nd) hour after the end of the Delivery Window, the LNG Tanker has not tendered a valid NOR, and such delay is not attributable to a reason that would result in an extension of allowed berth time under Section 7.14.2(b); then in either case Buyer shall be deemed to have failed to take delivery of the Scheduled Cargo

Quantity of the relevant cargo and the entire Scheduled Cargo Quantity shall be considered DQ.
7.12Berth Laytime
7.12.1The allotted laytime for each LNG Tanker (“Allotted Laytime”) shall be determined in accordance with the following formula:
36 + x = Allotted Laytime (in hours)
where:
x = y/12,000 Cubic Meters; and
y = the LNG cargo containment capacity of the LNG Tanker (in Cubic Meters) minus one hundred forty thousand (140,000) Cubic Meters, provided that “y” shall be no less than zero (0).
Allotted Laytime shall be extended by any period of delay that is caused by:
(a)reasons attributable to Buyer, a Governmental Authority, Transporter, the LNG Tanker or its master, crew, owner or operator, or any Third Party outside of the reasonable control of Seller;
(b)Force Majeure or Adverse Weather Conditions;
(c)unscheduled curtailment or temporary discontinuation of operations at the Production Facility necessary for reasons of safety, except to the extent such unscheduled curtailment or temporary discontinuation of operations is due to Seller’s failure to operate and maintain its facilities as a Reasonable and Prudent Operator;
(d)time at berth during cool-down pursuant to Section 7.16.1; and
(e)nighttime transit restrictions.
7.12.2The actual laytime for each LNG Tanker (“Actual Laytime”) shall commence when the NOR is effective and shall end when (a) the LNG transfer and return lines of the LNG Tanker are disconnected from the Production Facility’s LNG transfer and return lines, (b) the cargo documents are on board of the LNG Tanker and (c) the LNG Tanker is cleared for departure and able to depart.
7.12.3In the event Actual Laytime exceeds Allotted Laytime (including any extension in accordance with Section 7.12.1) (“Demurrage Event”), Seller shall pay to Buyer as liquidated damages demurrage in USD (which shall be prorated for a portion of a Day) at a rate of USD seventy thousand (US$70,000) per Day. If a Demurrage Event occurs, Buyer shall invoice

Seller for such demurrage within one hundred eighty (180) Days pursuant to Section 10.1.3.
7.12.4If an LNG Tanker is delayed in berthing at the Production Facility and/or commencement of LNG transfer due to an event occurring at the Production Facility and for a reason that would not result in an extension of Allotted Laytime under Section 7.12.1, and if, as a result thereof, the commencement of LNG transfer is delayed beyond twenty-four (24) hours after NOR is effective, then, for each full hour by which commencement of LNG transfer is delayed beyond such twenty-four (24) hour period, Seller shall pay Buyer as liquidated damages an amount, on account of excess boil-off, equal to GCM (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Delivery Month) for such cargo multiplied by a quantity (in MMBtu) equal to zero decimal zero zero two nine two percent (0.00292%) of the cargo containment capacity of such LNG Tanker; provided that in no event shall the quantity of MMBtu used in the calculation of this Section 7.12.4 exceed the quantity of LNG on board the LNG Tanker at the time it issued its valid NOR. Buyer shall invoice Seller for such excess boil-off within one hundred eighty (180) Days after the applicable event pursuant to Section 10.1.3.
7.13LNG Transfers at the Production Facility
7.13.1Seller shall cooperate with Transporters (or their agents) and with the master of each LNG Tanker to facilitate the continuous and efficient transfer of LNG hereunder.
7.13.2During LNG transfer, Seller shall cause the operator of the Production Facility to provide or take receipt of (as applicable), through the Production Facility’s vapor return line, Gas in such quantities as are necessary for the safe transfer of LNG at such rates, pressures and temperatures as may be required by the design of the LNG Tanker.
7.13.3Promptly after completion of loading of each cargo, Seller shall send to Buyer a certificate of origin, together with such other documents concerning the cargo as may reasonably be requested by Buyer.
7.13.4Buyer, in cooperation with Seller, shall cause the LNG Tanker to depart safely and expeditiously from the berth upon completion of LNG transfer.
7.14LNG Tanker Not Ready for LNG Transfer; Excess Laytime
7.14.1If any LNG Tanker previously believed to be ready for LNG transfer is determined by Seller or the Production Facility operator to be not ready after being berthed, the NOR shall be invalid, and Seller (or the Production Facility operator) may direct the LNG Tanker’s master to vacate the berth and proceed to anchorage, whether or not other LNG vessels are awaiting the berth, unless it appears reasonably certain to Seller (and the Production Facility operator) that such LNG Tanker can be made ready without disrupting the overall berthing schedule, safety or operations of the Production Facility. When an unready LNG Tanker at anchorage becomes ready for LNG transfer, its master shall notify Seller. If, as a result of such LNG Tanker’s not being ready to load, Buyer fails to take a cargo, the entire Scheduled Cargo Quantity shall be considered DQ.
7.14.2The following shall apply with respect to berthing:
(a)An LNG Tanker shall complete LNG transfer and vacate the berth as soon as possible but not later than the end of its allowed laytime. An LNG Tanker’s allowed laytime shall commence when such LNG Tanker is all fast at the berth and shall end a number of consecutive hours thereafter determined in accordance with the following formula:
24 + x = number of hours
where:
x = y/12,000 Cubic Meters; and
y = the LNG cargo containment capacity of the LNG Tanker (in Cubic Meters) minus one hundred forty thousand (140,000) Cubic Meters, provided that “y” shall be no less than zero (0).
(b)Notwithstanding the foregoing, the allowed laytime shall be extended for: (i) reasons attributable to Seller or the operator of the Production Facility; (ii) reasons attributable to a Governmental Authority outside of the reasonable control of Buyer, its Affiliates and the Transporter; (iii) reasons attributable to any Third Party outside of the reasonable control of Buyer, its Affiliates and the Transporter; (iv) time at berth during cool-down pursuant to Section 7.16.1; (v) unscheduled curtailment or temporary discontinuation of operations at the Production Facility necessary for reasons of safety, except to the extent attributable to Buyer or Transporter; (vi) Force Majeure; and (vii) nighttime transit restrictions.
(c)If an LNG Tanker fails to depart at the end of its allowed laytime (as extended pursuant to Section 7.14.2(b)), another LNG vessel is awaiting the berth and the LNG Tanker’s continued occupancy of the berth will disrupt the overall berthing schedule of the Production Facility or operations of the Production Facility, Seller (or the Production Facility operator) may direct the LNG Tanker to vacate the berth and proceed to sea at utmost dispatch.

(d)If an LNG Tanker fails to depart the berth at the end of its allowed laytime (as extended pursuant to Section 7.14.2(b)) and as a result the subsequent LNG vessel(s) is prevented from or delayed in loading or unloading, Buyer shall reimburse Seller for any and all actual documented demurrage or excess boil-off that Seller becomes contractually obligated to pay to any Third Party with respect to such subsequent LNG vessel(s), as a result of the LNG Tanker not completing LNG transfer and vacating the berth as required by this Section 7.14.2; provided that Buyer shall not be required to reimburse Seller for any amounts based on a demurrage rate or excess boil-off rate or price in excess of the amounts specified in Section 7.12.3 and Section 7.12.4, as applicable. Seller shall invoice Buyer for any amounts due under this Section 7.14.2(d) pursuant to Section 10.1.3 within one hundred eighty (180) Days after the relevant Delivery Window.
(e)In the event an LNG Tanker fails to vacate the berth pursuant to this Section 7.14 and Buyer is not taking actions to cause it to vacate the berth, Seller (or the Production Facility operator) may effect such removal at the expense of Buyer.
7.15Cooperation
7.15.1If any circumstance occurs or is foreseen to occur so as to cause delay to an LNG Tanker or any other LNG vessel in berthing, loading, unloading or departing, Buyer and Seller shall, without prejudice to any other provision of this Agreement, discuss the problem in good faith with each other and, if appropriate, with other users of the Loading Port, and the Parties shall use reasonable efforts to minimize or to avoid the delay, and at the same time shall cooperate with each other and with such other users of the Loading Port, as appropriate, to find countermeasures to minimize or to avoid the occurrence of any similar delay in the future.
7.15.2With respect to an LNG Tanker scheduled to load a cargo hereunder, if such LNG Tanker is unable to berth at the Production Facility within seventy-two (72) hours after the end of its Delivery Window solely due to a Force Majeure event, then the relevant cargo shall be cancelled, to the extent affected; provided, however, that if requested by Buyer or Seller, each Party shall use reasonable efforts to agree to changes to the ADP or Ninety Day Schedule in order to maximize the safe, reliable and efficient usage of the Production Facility.
7.16Cool-Down of LNG Tankers
7.16.1Buyer shall be solely responsible for ensuring that each LNG Tanker elected by Buyer for taking a cargo arrives at the Production Facility cold and in a state of readiness. Notwithstanding the foregoing and subject to

Section 7.16.2, with respect to any cargo scheduled to load hereunder at the Corpus Christi Facility:
(a)Seller shall use reasonable efforts (taking into account, among other things, availability of sufficient berth time and whether such requested cool-down is operationally feasible) to accept Buyer’s request to provide cool-down service for any LNG Tanker, subject to Buyer requesting such cool-down service by notice to Seller as far in advance of the relevant cargo’s Delivery Window as is reasonably practicable but in no case less than thirty (30) Days before the relevant cargo’s Delivery Window is scheduled to begin; and
(b)Seller shall provide cool-down service to any LNG Tanker requiring cool-down solely as a result of a delay caused by Seller, but only if such LNG Tanker made no other call between the original Delivery Window and the requested cool-down time, provided that if Seller provides a cool-down under this Section 7.16.1(b), Seller shall have no obligation to pay Buyer in respect of excess boil-off pursuant to Section 7.12.4.
7.16.2The following shall apply to any cool-down service provided by Seller pursuant to Section 7.16.1:
(a)all LNG provided by Seller for cooling LNG Tankers shall be sold, delivered and invoiced by Seller, and paid for by Buyer, at a price (expressed in USD per MMBtu) equal to: (1) one hundred fifteen percent (115%) multiplied by HH; plus (2) (x) eighty percent (80%) multiplied by (y) GCM (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Delivery Month) minus one hundred fifteen percent (115%) multiplied by HH; provided that if sub-part (y) above is equal to or greater than USD three decimal zero zero per MMBtu (US$3.00/MMBtu), then such price (expressed in USD per MMBtu) shall be equal to one hundred fifteen percent (115%) multiplied by HH plus USD three decimal zero zero per MMBtu (US$3.00/MMBtu);
(b)the MMBtu content of the total liquid quantities delivered for cooling, measured before evaporation (without deduction of the quantity of vapor returned from the LNG Tanker), shall be determined by reference to the relevant LNG Tanker’s cool-down tables;
(c)the Parties will determine by mutual agreement the rates and pressures for delivery of LNG for cool-down, but always in full accordance with safe operating parameters and procedures mutually established and agreed by both the LNG Tanker and the Production Facility; and

(d)LNG provided during cool-down by Seller pursuant to Section 7.16.1 shall not be applied against the Scheduled Cargo Quantity for the relevant cargo.
8.Annual Delivery Program
8.1Programming Information
8.1.1No later than one hundred seventy (170) Days before the start of each Contract Year, Seller shall provide Buyer with Seller’s good faith estimate of the Gross Heating Value of LNG to be delivered during the coming Contract Year.
8.1.2No less than one hundred twenty (120) Days before the start of each Contract Year, Buyer shall notify Seller of Buyer’s proposed schedule of receipt of cargoes for each Month of such Contract Year, and Buyer’s notice shall include the following information:
(a)the LNG Tanker (if known) for each proposed cargo;
(b)the proposed Delivery Window for each cargo, provided that Buyer shall propose one (1) Delivery Window occurring in each Month of the relevant Contract Year and such schedule shall be on a reasonably even and ratable basis throughout the relevant Contract Year, taking into consideration the schedule of deliveries in respect of the immediately preceding Contract Year;
(c)the anticipated Discharge Terminal for each proposed cargo, subject to Section 26.1; and
(d)any other information that may affect annual scheduling.
8.1.3Seller will then notify Buyer no less than seventy-five (75) Days before the start of such Contract Year of Seller’s proposed schedule of cargoes to be made available in each Month of such Contract Year, exercising reasonable efforts to adopt Buyer’s proposed schedule of receipts requested in accordance with Section 8.1.2; provided that if Buyer fails to deliver the notice according to Section 8.1.2, Seller may nevertheless propose a schedule according to the terms of this Section 8.1.3. Such notice shall include the following information:
(a)the AACQ for the Contract Year;
(b)whether Seller is electing MQ for the Contract Year in accordance with Section 5.3, including identification of the MQ applicable to each cargo or the cargo being removed from Buyer’s proposed schedule if Seller is electing an MSMQ Cargo;

(c)for each cargo (to avoid doubt, other than any cargo removed by Seller as a result of election of an MSMQ Cargo):
(i)the LNG Tanker (if specified by Buyer);
(ii)the Scheduled Cargo Quantity, which shall be three million seven hundred two thousand eight hundred ninety-nine (3,702,899) MMBtu minus the MQ applicable to such cargo, if any;
(iii)the proposed Delivery Window for each cargo, provided that Seller shall propose a number of cargoes equal to the AACQ for such Contract Year and such schedule shall be on a reasonably even and ratable basis (before taking into account the removal of any MSMQ Cargo or MQ) taking into consideration planned maintenance at the Corpus Christi Facility and the schedule of deliveries in respect of the immediately preceding Contract Year;
(iv)the LNG facility at which the relevant cargo is to be loaded (which shall be the Corpus Christi Facility or Sabine Pass Facility); and
(v)the Discharge Terminal specified in the notice sent by Buyer pursuant to Section 8.1.2, subject to such Discharge Terminal complying with Section 26.1; and
(d)any other information that may affect annual scheduling.
8.2Determination of Annual Delivery Program
8.2.1Not later than five (5) Days after receipt of Seller’s proposed schedule provided under Section 8.1.3, Buyer shall notify Seller if Buyer desires to consult with Seller regarding the proposed schedule, and Seller shall, no later than fifteen (15) Days after receipt of Buyer’s notice, meet and consult with Buyer.
8.2.2If, prior to the date that is fifty-five (55) Days before the start of the coming Contract Year, the Parties have agreed on a schedule of deliveries for such coming Contract Year, then Seller shall issue the delivery schedule agreed by the Parties. If the Parties are unable to agree on a schedule of deliveries for the coming Contract Year, then not later than fifty-five (55) Days before the start of such Contract Year, Seller shall issue the delivery schedule for such Contract Year containing the information set forth in Section 8.1.3, modified to reflect any changes agreed by the Parties pursuant to Section 8.2.1. The schedule promulgated by Seller shall reflect the exercise of reasonable efforts by Seller to assign to Buyer Delivery Windows that are as close as reasonably practicable to the Delivery Windows proposed by Buyer (subject to such Delivery Windows proposed by Buyer being in compliance with the provisions of Section 8.1.2). In assigning Delivery Windows, (a) priority shall be given to the requests of Foundation Customers over the requests of other customers including Buyer; (b) requests of Buyer made pursuant to this Agreement and requests of other Term Customers shall be given priority over the requests of customers that are neither Foundation Customers nor Term Customers; and (c) requests of each Term Customer shall be treated on a non-discriminatory basis as compared to requests of other Term Customers.
8.2.3The schedule for deliveries of LNG during the Contract Year established pursuant to this Section 8.2, as amended from time to time in accordance with Section 8.3, is the “Annual Delivery Program” or “ADP”. If Seller fails to issue the schedule provided for in Section 8.1.3 or Section 8.2.2, if applicable, then the schedule proposed by Buyer under Section 8.1.2 shall be the ADP for the relevant Contract Year.
8.3Changes to Annual Delivery Program
8.3.1Either Party may request by notice a change in the ADP or Ninety Day Schedule for a Contract Year for any reason. Each Party shall use reasonable efforts to accommodate any such change requested by the other Party pursuant to this Section 8.3.1; provided, however, that neither Party shall be under any obligation to consent thereto if such change results in a change to any Delivery Window.
8.3.2Buyer shall have the right at any time to: (a) nominate an alternate LNG Tanker for a cargo subject to such LNG Tanker complying with the requirements of this Agreement and (b) nominate an alternate Discharge Terminal for a cargo subject to such Discharge Terminal complying with Section 26.1. If the gross volumetric capacity of the alternate LNG Tanker nominated by Buyer pursuant to the foregoing is not sufficient to load the Scheduled Cargo Quantity of the relevant cargo, then, upon such nomination, the portion of the Scheduled Cargo Quantity that cannot be loaded onto such alternate LNG Tanker shall be considered DQ and the Scheduled Cargo Quantity shall be reduced accordingly.
8.3.3With respect to any cargo(es) scheduled in the ADP or Ninety Day Schedule, Seller may, at any time, change the Production Facility applicable to such cargo to:
(a)the Sabine Pass Facility or the Corpus Christi Facility, without the need for approval or consent from Buyer, provided that Seller notifies Buyer of such change at least seven (7) Days prior to the date on which the Delivery Window for the relevant cargo is scheduled to begin (provided that if Seller notifies Buyer of such change less than seven (7) Days prior to the date on which the relevant cargo’s Delivery Window is scheduled to begin, Buyer shall not unreasonably withhold, condition or delay its approval of such change);
(b)any alternate LNG facility located in the U.S. Gulf Coast Region (other than the Corpus Christi Facility or the Sabine Pass Facility), without the need for approval or consent from Buyer, provided that:
(i)Seller notifies Buyer of such change at least ten (10) Days prior to the date on which the Delivery Window for the relevant cargo is scheduled to begin, provided that if Seller notifies Buyer of such change less than ten (10) Days prior to the date on which the relevant cargo’s Delivery Window is scheduled to begin, Buyer shall not unreasonably withhold, condition or delay its approval of such change; and
(ii)such alternate LNG facility is compatible with the LNG Tanker identified in the ADP or Ninety Day Schedule, as applicable, for the relevant cargo at the time Seller notifies Buyer of such change in LNG facility; or
(c)any LNG facility located outside the U.S. Gulf Coast Region, subject to Buyer’s consent (such consent not to be unreasonably withheld, conditioned, or delayed).
8.3.4Upon a change pursuant to this Section 8.3, the ADP and/or Ninety Day Schedule shall be amended accordingly and an updated ADP and/or Ninety Day Schedule shall promptly be provided by Seller to Buyer.
8.4Ninety Day Schedule
No later than the twenty-seventh (27th) Day of each Month, Seller shall issue a forward plan of deliveries for the three (3)-Month period commencing on the first Day of the following Month thereafter (e.g., the Ninety Day Schedule for the three (3)-Month period commencing on May 1st shall be issued no later than the twenty-seventh (27th) Day of April) (such plan, as amended from time to time in accordance with procedures set forth in this Agreement, the “Ninety Day Schedule”). The Ninety Day Schedule shall set forth by cargo the forecast pattern of deliveries, including the Delivery Window, Production Facility, LNG Tanker and Scheduled Cargo Quantity for each cargo. In the absence of agreement between the Parties otherwise, the Ninety Day Schedule will maintain the Scheduled Cargo Quantities and Delivery Windows as identified in the Annual Delivery Program.

9.Contract Sales Price
9.1Contract Sales Price
9.1.1The payment (expressed in USD, the “Cargo Payment”) for each cargo made available by Seller to Buyer shall be as follows:
Cargo Payment = ((DSCQ – AQ) x GSA CSP) + (AQ x Alternative CSP) + (EQ x GCMA) – (DQ x Alternative CSP)

where:
Alternative CSP = 1.15 x HH;
GCM = the price (in USD per MMBtu) published by Platts on the GCM Pricing Date in ‘Platts LNG Daily’ under the heading ‘Daily Cumulative Averages and Monthly Averages’, reference ‘FOB GCM Loading Month’ under ‘Previous month average’, where the ‘Previous month average’ refers to the Delivery Month;
GCM Pricing Date = the last publication date for ‘Platts LNG Daily’ in the Month prior to the Delivery Month;
GCMA = (1.15 x HH) + (0.80 x (GCM – (1.15 x HH))); provided that if (GCM – (1.15 x HH)) is equal to or greater than US$3.00/MMBtu, then GCMA shall be equal to (1.15 x HH) + US$3.00/MMBtu; and
GSA CSP = 1.15 x (CP-A - α + FLF); where “CP-A”, “α” and “FLF” are each as defined in the GSA, provided that “n” as used in the GSA shall be defined as the relevant Pricing Month.

9.1.2If more than one (1) cargo is scheduled for delivery hereunder in any Month in a given ADP or Ninety Day Schedule, then in respect of each such cargo other than one (1) such cargo, Seller will nominate a Month as the Pricing Month for such cargo(es) such that each cargo scheduled for delivery in such ADP or Ninety Day Schedule has a unique Pricing Month.
9.1.3If a GSA Event occurs, Seller shall have the right to change the price applicable to all or a portion of the Affected Quantity to the Alternative CSP. In such case, Seller shall notify Buyer of the portion of the Affected Quantity to which such alternative price applies (an “Alternative Quantity”), and in relation to the Alternative Quantity only, Seller shall forfeit its right to claim Force Majeure based on the GSA Event.

10.Invoicing and Payment
10.1Invoices
10.1.1Invoices for Cargoes. Invoices for each cargo made available by Seller and taken by Buyer, together with relevant supporting documents including a certificate of quantity loaded, shall be prepared and delivered by Seller to Buyer promptly following each Delivery Window and receipt of the final inspection certificate applicable to the loading of such cargo. The invoice amount shall be the Cargo Payment (for the avoidance of doubt, the quantity of MMBtu taken by Buyer for the purposes of calculating the Cargo Payment shall be determined in accordance with Section 13.9). If Buyer fails to take a cargo made available by Seller, the entire Scheduled Cargo Quantity shall be considered DQ and Seller shall prepare and deliver to Buyer an invoice for such cargo promptly following such failure to take.
10.1.2Invoices for Cargo DoP Payments. Invoices for Cargo DoP Payments owed to Buyer by Seller shall be prepared by Buyer and delivered to Seller promptly following the Delivery Window of each affected cargo and completion of mitigation efforts, together with relevant supporting documents showing the basis for the calculation thereof.
10.1.3Invoices for Various Sums Due. In the event that any sums are due from one Party to the other Party under Section 7.5.4, 7.12.3, 7.12.4, 7.14.2(d), 7.16.2, 10.3.3, 10.4.1, 11.5, 12.3.1(c), or 12.3.2 of this Agreement, the Party to whom such sums are owed shall furnish an invoice therefor, describing in reasonable detail the basis for such invoice and providing relevant documents supporting the calculation thereof.
10.1.4Invoices for Other Sums Due. In the event that any sums are due from one Party to the other Party under this Agreement, other than for a reason addressed in Section 10.1.1 through 10.1.3, the Party to whom such sums are owed shall furnish an invoice therefor, describing in reasonable detail the basis for such invoice and providing relevant documents supporting the calculation thereof.
10.1.5Notice. Invoices shall be sent in accordance with Section 25.
10.1.6Provisional Invoices.
(a)In the event (i) a rate or index used in the calculation of an amount is not available on a temporary or permanent basis; or (ii) any other relevant information necessary to compute an invoice is not available, the invoicing Party may issue a provisional invoice (“Provisional Invoice”) in an amount calculated, in the case of subsection (i) of this Section 10.1.6(a), in accordance with Section 1.3, and, in the case of subsection (ii) of this Section 10.1.6(a), based on the best estimate of the unavailable information by the Party issuing the Provisional Invoice. A Provisional Invoice shall be deemed to be an invoice issued pursuant to Section 10.1.1 and Section 10.1.2, as applicable, for the purposes of the payment obligations of Seller or Buyer, as applicable, and shall be subject to subsequent adjustment in accordance with Section 10.1.6(b).
(b)If a Provisional Invoice has been issued, the invoicing Party shall issue a final invoice reflecting any credit or debit, as applicable, to the Provisional Invoice as soon as reasonably practicable after the information necessary to compute the payment has been obtained by such Party. Seller and Buyer shall settle such debit or credit amount, as the case may be, when payment of the next invoice is due pursuant to Section 10.2 or, if earlier, upon the termination of this Agreement.
10.2Payment
All amounts invoiced under this Agreement that are due and payable shall be paid in accordance with this Section 10.2.
10.2.1Payments for Cargoes. Invoices issued in accordance with Section 10.1.1 shall become due and payable by Buyer on the Payment Due Date. “Payment Due Date” means in respect of the relevant invoice, the date that is two (2) Business Days prior to the payment due date applicable to the Delivery Month under the GSA. For example, if the GSA payment due date for March 2030 is April 25, 2030, the Payment Due Date applicable to a cargo with a March 2030 Delivery Month will be two (2) Business Days prior to April 25, 2030. Seller will notify Buyer of the Payment Due Date in respect of each invoice issued under Section 10.1.1.
10.2.2Cargo DoP Payments. Invoices issued in accordance with Section 10.1.2 shall become due and payable on the tenth (10th) Day following receipt by Seller.
10.2.3Payments for Other Sums Due. An invoice issued pursuant to Section 10.1.3 or 10.1.4 shall be paid by the paying Party thereunder not later than twenty (20) Days after receipt of such invoice.
10.2.4Payment Method. All invoices shall be settled by payment in USD of the sum due by wire transfer of immediately available funds to an account with the bank designated by the other Party in accordance with Section 10.2.5.
10.2.5Designated Bank. Each Party shall designate a bank in a location reasonably acceptable to the other Party for payments under this Agreement. A Party shall designate its bank by notice to the other Party initially not later than the Start Date and thereafter not less than thirty (30) Days before any redesignation is to be effective.
10.2.6Payment Date. If any invoice issued pursuant to Section 10.1 would result in a Party being required to make a payment on a Day that is not a Business Day, then the due date for such invoice shall be the immediately succeeding Business Day.
10.3Disputed Invoice
10.3.1Payment Pending Dispute. Absent manifest error, each Party invoiced pursuant to Section 10.1.1, 10.1.2, or 10.1.3 shall pay all disputed and undisputed amounts due under such invoice without netting or offsetting any amounts owed by the Party receiving the invoice, including taxes (except as provided in Section 11.4), exchange charges, or bank transfer charges. In the case of manifest error, the correct amount shall be paid disregarding such error, and necessary correction and consequent adjustment shall be made within five (5) Business Days after agreement or determination of the correct amount.
10.3.2Timing. Except with respect to Section 1.3, Section 10.3.4, and Section 13, any invoice may be contested by the receiving Party only pursuant to Section 10.5 or if, within a period of thirteen (13) Months after its receipt thereof, that Party serves notice to the other Party questioning the correctness of such invoice. Subject to Section 10.5, if no such notice is served, the invoice shall be deemed correct and accepted by both Parties.
10.3.3Interest. The Party who invoiced and received payment of a sum, subsequently determined not to have been payable under this Agreement to such Party, shall pay interest to the other Party on such amount, at a rate per annum equal to two percent (2%) above Three-Month SOFR (as in effect on the Day when such sum was originally paid) on and from the Day when such sum was originally paid until the date of its repayment, provided that, without prejudice to the other terms of this Agreement, if such period lasts longer than ninety (90) Days, the applicable Three-Month SOFR rate for each successive term of ninety (90) Days during that period shall be that in effect on the first Day of that ninety (90) Day period. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.
10.3.4Measurement or Analyzing Errors. Any errors found in an invoice or credit note which are caused by the inaccuracy of any measuring or analyzing equipment or device shall be corrected in accordance with Exhibit A, as applicable, and shall be settled in the same manner as is set out above in this Section 10.3.

10.4Delay in Payment
10.4.1Interest. If either Seller or Buyer fails to make payment of any sum as and when due under this Agreement, it shall pay interest thereon to the other Party at a rate per annum equal to two percent (2%) above Three-Month SOFR (as in effect on the Day when such sum was originally due) on and from the Day when payment was due until the date of payment, provided that, without prejudice to the other terms of this Agreement, if such period lasts longer than ninety (90) Days, the applicable Three-Month SOFR rate for each successive term of ninety (90) Days during that period shall be that in effect on the first Day of that ninety (90) Day period. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.
10.4.2Costs and Expenses. Subject to Section 21.1.12, each Party shall bear its own costs (including attorneys’ or experts’ fees or costs) in respect of enforcement of such Party’s rights in any Dispute proceeding as a result of the other Party failing to perform or failing timely to perform its obligations under this Agreement including failing timely to make any payment in accordance with this Agreement.
10.5Audit Rights
Each Party shall have the right to cause an independent auditor, appointed by such Party at such Party’s sole cost and expense, to audit the books, records and accounts of the other Party that are directly relevant to the determination of any amounts invoiced, charged, or credited by the other Party within the previous twelve (12) Months or as otherwise required by this Agreement. Such audit shall be conducted at the office where the records are located, during the audited Party’s regular business hours and on reasonable prior notice, and shall be completed within thirty (30) Days after the audited Party’s relevant records have been made available to the auditing Party. The independent auditor shall be a major international accountancy firm, and the Party appointing such auditor shall cause the auditor to execute a confidentiality agreement acceptable to the Party being audited. If the audit discloses an error in any invoiced amount under this Agreement, then the auditing Party shall, within thirty (30) Days following completion of the audit pertaining to the affected invoice or statement, provide notice to the audited Party describing the error and the basis therefor. Promptly thereafter, the Parties shall commence discussions regarding such error in order to expeditiously, and in good faith, achieve resolution thereof, provided that any adjustments arising from such audit shall be made and all credits or charges finalized within forty-five (45) Days of completion of any relevant audit.
10.6Seller’s Right to Suspend Performance
If Seller has not received payment in respect of any amounts due under any invoice(s) under this Agreement totaling in excess of USD thirty million

(US$30,000,000) within five (5) Business Days after the due date thereof, then without prejudice to any other rights and remedies of Seller arising under this Agreement or by Applicable Laws or otherwise, upon giving five (5) Business Days’ notice to Buyer:
10.6.1Seller may suspend delivering any or all subsequent cargoes until the amounts outstanding under such invoice(s) and interest thereon have been paid in full.
10.6.2In the event of such suspension, Buyer shall not be relieved of any of its obligations under this Agreement, including its obligation to take any LNG, and the entire Scheduled Cargo Quantity with respect to each cargo scheduled in the Annual Delivery Program or Ninety Day Schedule which is not delivered during the suspension shall be considered DQ.
10.6.3During the period that such suspension is effective, Seller shall have no obligation to make available any cargoes to Buyer and shall be deemed to have made available such cargo for purposes of Section 9.1.1 and Section 10.1.1.
10.7Final Settlement
Within sixty (60) Days after expiration of the Term or the earlier termination of this Agreement, Seller and Buyer shall determine the amount of any final reconciliation payment. After the amount of the final settlement has been determined, Seller shall send a statement to Buyer, or Buyer shall send a statement to Seller, as the case may be, for amounts due under this Section 10.7, and Seller or Buyer, as the case may be, shall pay such final statement no later than twenty (20) Business Days after the date of receipt thereof.
11.Taxes
11.1Responsibility
Buyer shall indemnify and hold Seller and its direct or indirect owners and Affiliates harmless from any and all Buyer Taxes, and Seller shall indemnify and hold Buyer and its Affiliates harmless from any and all Seller Taxes.
11.2Seller Taxes
“Seller Taxes” means any taxes imposed from time to time:
(a)solely on account of the corporate existence of Seller or its Affiliates;
(b)in respect of the property, revenue, income, or profits of Seller or its Affiliates (other than taxes required to be deducted or withheld by Buyer from or in respect of any payments (whether in cash or in kind) under this Agreement);
(c)subject to Section 11.5, in the United States of America or any political subdivision thereof, that may be levied or assessed upon the sale, use or purchase of LNG up to and at the Delivery Point;
(d)in the United States of America or any political subdivision thereof, that may be levied or assessed upon the export, loading, storage, processing, transfer, transport, ownership of title, or delivery of LNG, up to and at the Delivery Point; and
(e)payable by Buyer by reason of a failure by Seller to properly deduct, withhold or pay any taxes described in Section 11.4.
11.3Buyer Taxes
“Buyer Taxes” means any taxes imposed from time to time:
(a)solely on account of the corporate existence of Buyer or its Affiliates;
(b)in respect of the property, revenue, income, or profits of Buyer or its Affiliates (other than taxes required to be deducted or withheld by Seller from or in respect of payments (whether in cash or in kind) under this Agreement);
(c)in the United States of America (or any political subdivision thereof), any jurisdiction in which any of Buyer’s Discharge Terminals are located (or any political subdivision thereof), or any jurisdiction through which any LNG Tanker transits or on which any LNG Tanker calls (or any political subdivision thereof), in each case that may be levied or assessed upon the sale, use, purchase, import, unloading, export, loading, storage, processing, transfer, transport, ownership of title, receipt or delivery of LNG after the Delivery Point; and
(d)payable by Seller by reason of a failure by Buyer to properly deduct, withhold or pay any taxes described in Section 11.4.
11.4Withholding Taxes
If Seller or Buyer (in either case, the “Payor” for purposes of this Section 11.4), is required to deduct or withhold taxes from or in respect of any payments (whether in cash or in kind) to the other Party under this Agreement, then: (a) the Payor shall make such deductions and withholdings; (b) the Payor shall pay the full amount deducted or withheld to the appropriate Governmental Authority in accordance with Applicable Laws; (c) the Payor shall promptly furnish to the other Party the original or a certified copy of a receipt evidencing such payment; and (d) the sum payable by the Payor to the other Party shall be increased by such additional sums as necessary so that after making all required deductions and withholdings of taxes (including deductions and withholdings of taxes applicable to additional sums payable under this Section 11.4), the other Party receives an amount equal to the sum it would have received had no such deductions or withholdings of taxes been made.
11.5Transfer Tax
In the event that the United States of America or any political subdivision thereof, including any state or local subdivision thereof, levies or assesses a value added tax, sales or use tax, or other transfer tax on the transfer of LNG pursuant to this Agreement, Seller shall remit such tax to the appropriate Governmental Authority and Buyer shall reimburse Seller for the amount of such tax. Pursuant to Section 10.1.3, Seller shall furnish Buyer with an invoice of the taxes required to be reimbursed to Seller. Buyer shall pay such invoice in accordance with Section 10.2.3. If Buyer claims an exemption from sales or use tax imposed by the Governmental Authority with respect to the transfer of LNG pursuant to this Agreement, Buyer shall provide documentation to Seller demonstrating its entitlement to such exemption. A properly executed resale or exemption certificate shall be deemed to be sufficient documentation demonstrating such exemption, except to the extent Buyer claims an import or export exemption, in which case Buyer shall provide any additional documentation required by Applicable Laws. For the avoidance of doubt, if the aforementioned documentation is provided by Buyer to Seller and Buyer has previously paid to Seller such tax, Seller must promptly refund such tax collected from Buyer, provided that Seller will not be required to refund any tax remitted to a Governmental Authority until Seller has received a refund of such tax from the Governmental Authority. Buyer shall remain liable for sales and use taxes, including penalties and interest, imposed on Seller as a result of Buyer’s failure to qualify for an exemption claimed by Buyer.
11.6Mitigation
Each Party shall use reasonable efforts to take actions or measures requested by the other Party in order to minimize taxes for which the other Party is liable under this Section 11, including filing for refunds or rebates and providing applicable sales and use tax resale or exemption certificates, provided that the other Party shall pay such Party’s reasonable costs and expenses in relation thereto.
11.7Refunds
If a Party has made an indemnification payment to the other Party pursuant to this Section 11 with respect to any amount owed or paid by the indemnified Party and the indemnified Party thereafter receives a refund or credit of any such amount, such indemnified Party shall pay to the indemnifying Party the amount of such refund or credit promptly following the receipt thereof. The indemnified Party shall provide such assistance as the indemnifying Party may reasonably request to obtain such a refund or credit.
12.Quality
12.1Specification
12.1.1LNG delivered under this Agreement shall, when converted into a gaseous state, comply with the following specifications (“Specifications”):
Minimum Gross Heat Content (dry)     1000 BTU/SCF
Maximum Gross Heat Content (dry)    1150 BTU/SCF
Minimum methane (C1)    84.0 MOL%
Maximum H2S    0.25 grains per 100 SCF
Maximum Sulfur    1.35 grains per 100 SCF
Maximum N2    1.5 MOL%
Maximum Ethane (C2)    11 MOL%
Maximum Propane (C3)    3.5 MOL%
Maximum Butane (C4) and heavier    2 MOL%
LNG shall contain no water, active bacteria or bacterial agents (including sulfate-reducing bacteria or acid producing bacteria) or other contaminants or extraneous material.
12.1.2With respect to each cargo to be delivered to Buyer under this Agreement, Seller shall provide Buyer with a report indicating Seller’s best estimate of what the actual loaded quality composition of the LNG to be delivered to Buyer in such cargo is likely to be. Seller shall use reasonable efforts to provide such report as early as possible during the thirty (30) Day period immediately preceding the relevant cargo’s Delivery Window.
12.2Determining LNG Specifications
LNG shall be tested pursuant to Exhibit A to determine whether such LNG complies with the Specifications.
12.3Off-Specification LNG
12.3.1If Seller, acting as a Reasonable and Prudent Operator, determines prior to loading a cargo that the LNG is expected not to comply with the

Specifications (“Off-Spec LNG”) upon loading, then:
(a)Seller shall give notice to Buyer of the extent of the expected variance as soon as practicable (but in no case later than the commencement of loading of the cargo);
(b)Buyer shall use reasonable efforts, including coordinating with the Transporter and the operator of the Discharge Terminal, to accept such LNG where the LNG would be acceptable to the Transporter and the operator of the Discharge Terminal, each of them acting in their sole discretion (unless Transporter or such operator is Buyer or an Affiliate of Buyer, in which case Buyer shall cause such Person to use reasonable efforts to accept the LNG), and would not prejudice the safe and reliable operation of any LNG Tanker, the Discharge Terminal, and any downstream facilities being supplied regasified LNG;
(c)if Buyer is able, using reasonable efforts in accordance with Section 12.3.1(b), to accept delivery of such cargo, then Buyer shall notify Seller of Buyer’s estimate of the direct costs to be incurred by Buyer, any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal in transporting and treating such Off-Spec LNG (or to otherwise make such LNG marketable), and, to the extent Seller agrees to such estimate, Buyer shall take delivery of such cargo, and Seller shall reimburse Buyer for all reasonable documented direct costs incurred by Buyer (including costs owed to any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal in transporting and treating such Off-Spec LNG (or to otherwise make such LNG marketable) prior to and at the Discharge Terminal), provided, however, that Seller’s liability shall not exceed one hundred twenty percent (120%) of the estimate notified by Buyer and agreed by Seller; and
(d)if (1) Buyer determines in good faith that it cannot, using reasonable efforts, receive such cargo, (2) Seller rejects the cost estimate or (3) Buyer anticipates that it might be liable for costs that would not otherwise be reimbursed pursuant to Section 12.3.1(c), then Buyer shall be entitled to reject such cargo by giving Seller notice of rejection within seventy-two (72) hours of Buyer’s receipt of Seller’s notice pursuant to Section 12.3.1(a).
12.3.2If Off-Spec LNG is delivered to Buyer without Buyer being made aware of the fact that such Off-Spec LNG does not comply with the Specifications, or without Buyer being made aware of the actual extent to which such Off-Spec LNG does not comply with the Specifications, then:
(a)if Buyer is able, using reasonable efforts, to transport and treat the

Off-Spec LNG to meet the Specifications (or to otherwise make such LNG marketable), then Seller shall reimburse Buyer for all reasonable documented direct costs incurred by Buyer (including direct costs owed to any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal in transporting and treating such Off-Spec LNG received at the Discharge Terminal to meet the Specifications (or to otherwise make such LNG marketable)), in an amount not exceeding one hundred percent (100%) of the product of the delivered quantity of such Off-Spec LNG and GCM (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Delivery Month); provided, however, that Buyer, any Affiliate of Buyer, Transporter, and the operator of the Discharge Terminal shall not be required to incur costs in excess of those reimbursable by Seller; or
(b)if Buyer determines in good faith that it cannot, using reasonable efforts, transport and treat such Off-Spec LNG to meet the Specifications (or to make such LNG marketable) or the cost of transporting and treating Off-Spec LNG is estimated by Buyer, acting reasonably and in good faith, to exceed one hundred percent (100%) of the product of the quantity of Off-Spec LNG and GCM (calculated in accordance with Section 9.1.1 as if such cargo had been made available in the Delivery Month), then: (i) Buyer shall be entitled to reject such Off-Spec LNG by giving Seller notice of such rejection as soon as practicable, and in any case within ninety-six (96) hours after (A) Seller notifies Buyer in writing that such LNG is Off-Spec LNG and the actual extent to which such Off-Spec LNG does not comply with the Specifications or (B) Buyer becomes aware that such LNG is Off-Spec LNG, whichever occurs first; (ii) Buyer shall be entitled to dispose of the loaded portion of such Off-Spec LNG (or regasified LNG produced therefrom) in any manner that Buyer, acting in accordance with the standards of a Reasonable and Prudent Operator, deems appropriate; and (iii) Seller shall reimburse Buyer in respect of and indemnify and hold Buyer harmless from all direct loss, damage, costs and expenses incurred by Buyer, any Affiliate of Buyer, or Transporter as a result of the delivery of such Off-Spec LNG, including in connection with the handling, treatment or safe disposal of such Off-Spec LNG or other LNG being held at the Discharge Terminal or being carried onboard the LNG Tanker which was contaminated by it, cleaning or clearing the LNG Tanker and Discharge Terminal, and damage caused to the LNG Tanker and Discharge Terminal.
12.3.3If Buyer rejects a quantity of LNG in accordance with Section 12.3.1(d) or 12.3.2(b), Seller shall be deemed to have failed to make available the rejected quantity of LNG and Section 5.5.2 shall apply.

13.Measurements and Tests
13.1LNG Measurement and Tests
LNG delivered to Buyer, and Gas used as fuel by Buyer, pursuant to this Agreement shall be measured and tested in accordance with Exhibit A.
13.2Parties to Supply Devices
13.2.1Buyer shall supply, operate and maintain, or cause to be supplied, operated and maintained, suitable gauging devices for the LNG tanks of the LNG Tanker, as well as pressure and temperature measuring devices, in accordance with Section 13.3 and Exhibit A, and any other measurement, gauging or testing devices which are incorporated in the structure of such LNG Tanker or customarily maintained on shipboard.
13.2.2Seller shall supply, operate and maintain, or cause to be supplied, operated and maintained, devices required for collecting samples and for determining quality and composition of the delivered LNG, in accordance with Section 13.3 and Exhibit A, and any other measurement, gauging or testing devices which are necessary to perform the measurement and testing required hereunder at the Loading Port.
13.3Selection of Devices
Each device provided for in this Section 13 shall be selected and verified in accordance with Exhibit A. Any devices that are provided for in this Section 13 not previously used in an existing LNG trade shall be chosen by written agreement of the Parties and shall be, at the time of selection, accurate and reliable in their practical application. The required degree of accuracy of such devices shall be agreed in writing by Buyer and Seller in advance of their use, and such degree of accuracy shall be verified by an independent surveyor who is agreed by Buyer and Seller.
13.4Tank Gauge Tables of LNG Tanker
Buyer shall furnish to Seller, or cause Seller to be furnished, a certified copy of tank gauge tables as described in Exhibit A for each LNG tank of the LNG Tanker and of tank gauge tables revised as a result of any recalibration of an LNG tank of an LNG Tanker.
13.5Gauging and Measuring LNG Volumes Loaded
Volumes of LNG delivered under this Agreement will be determined by gauging the LNG in the LNG tanks of the LNG Tanker immediately before and after loading in accordance with the terms of Exhibit A.

13.6Samples for Quality Analysis
Representative samples of the delivered LNG shall be obtained by Seller as provided in Exhibit A.
13.7Quality Analysis
The samples referred to in Section 13.6 shall be analyzed, or caused to be analyzed, by Seller in accordance with the terms of Exhibit A, in order to determine the molar fractions of the hydrocarbons and components in the sample.
13.8Operating Procedures
13.8.1Prior to carrying out measurements, gauging and analyses hereunder, the Party responsible for such operations shall notify the designated representative(s) of the other Party, allowing such representative(s) a reasonable opportunity to be present for all operations and computations; provided, however, that the absence of such representative(s) after notification and reasonable opportunity to attend shall not affect the validity of any operation or computation thereupon performed.
13.8.2At the request of either Party, any measurements, gauging and/or analyses provided for in Sections 13.5, 13.6, 13.7 and 13.10.1 shall be witnessed and verified by an independent surveyor agreed upon in writing by Buyer and Seller. The results of verifications and records of measurement shall be maintained in accordance with the terms of Exhibit A.
13.9MMBtu Quantity Delivered
The number of MMBtu sold and delivered shall be calculated at the Delivery Point by Seller and witnessed and verified by a mutually appointed independent surveyor agreed upon in writing by the Parties following the procedures set forth in Exhibit A.
13.10Verification of Accuracy and Correction for Error
13.10.1Each Party shall test and verify the accuracy of its devices at intervals to be agreed between the Parties. In the case of gauging devices of the LNG Tanker, such tests and verifications shall take place during each scheduled dry-docking, provided that the interval between such dry dockings shall not exceed five (5) years. Indications from any redundant determining devices should be reported to the Parties for verification purposes. Each Party shall have the right to inspect and if a Party reasonably questions the accuracy of any device, to require the testing or verification of the accuracy of such device in accordance with the terms of Exhibit A.
13.10.2Permissible tolerances of the measurement, gauging and testing devices shall be as described in Exhibit A.

13.11Costs and Expenses
13.11.1Except as provided in this Section 13.11, all costs and expenses for testing and verifying measurement, gauging or testing devices shall be borne by the Party whose devices are being tested and verified; provided, however, that representatives of the Parties attending such tests and verifications shall do so at the cost and risk of the Party they represent.
13.11.2In the event that a Party inspects or requests the testing/verification of any of the other Party’s devices on an exceptional basis in each case as provided in Section 13.10.1, the Party requesting the testing/verification shall bear all costs thereof.
13.11.3The costs of the independent surveyor:
(a)    requested by a Party in accordance with Section 13.8.2 shall be borne by the requesting Party; and
(b)    referred to in Section 13.9 shall be borne equally by Buyer and Seller.
14.Force Majeure
14.1Force Majeure
Neither Party shall be liable to the other Party for any delay or failure in performance under this Agreement if and to the extent such delay or failure is a result of Force Majeure. To the extent that the Party so affected fails to use commercially reasonable efforts to overcome or mitigate the effects of such events of Force Majeure, it shall not be excused for any delay or failure in performance that would have been avoided by using such commercially reasonable efforts. Subject to the provisions of this Section 14, the term “Force Majeure” shall mean any act, event or circumstance, whether of the kind described herein or otherwise, that is not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence by, the Party claiming Force Majeure or an Affiliate of the Party claiming Force Majeure, such Party and, as applicable, its Affiliate having observed a standard of conduct that is consistent with a Reasonable and Prudent Operator, and that prevents or delays in whole or in part such Party’s performance of one or more of its obligations under this Agreement.
14.1.1Force Majeure may include circumstances of the following kind, provided that such circumstances satisfy the definition of Force Majeure set forth above:
(a)acts of God, including flood, lightning, storm, hurricane, tornado, earthquake, or subsidence; acts of the government; acts of a public enemy; and strikes, lockout, or other industrial disturbances;
(b)terrorism, wars, blockades or civil disturbances of any kind, epidemics, pandemics, Adverse Weather Conditions, fires, explosions, and arrests and restraints of governments or people;
(c)the breakdown or failure of, freezing of, breakage or accident to, or the necessity for making repairs or alterations to any facilities or equipment;
(d)in respect of Seller: (i) loss of, accidental damage to, or inaccessibility to or inoperability of: (A) the Corpus Christi Facility or any Connecting Pipeline in respect thereof; or (B) any other Production Facility or any Connecting Pipeline in respect thereof, subject to Section 14.2.4; and (ii) any event that would constitute an event of force majeure under (A) any agreement to which Seller is a party that is necessary for Seller to carry out any obligations hereunder or (B) without limiting the foregoing, any agreement between Seller or the operator of the Production Facility, as applicable, and the operator or operators of any Connecting Pipeline for Gas transportation services, provided however, that an event of force majeure affecting a party to any such agreement shall constitute Force Majeure under this Agreement only to the extent such event meets the definition of Force Majeure in this Section 14.1;
(e)in respect of Buyer, events affecting the ability of any LNG Tanker to receive and transport LNG, subject to Section 14.2.3; and
(f)the withdrawal, denial, or expiration of, or failure to obtain, any export authorization or other Approval.
14.1.2Notwithstanding anything to the contrary contained in this Section 14, any GSA Event shall be deemed to be an event of Force Majeure affecting Seller and, in such case, Seller shall be entitled to claim Force Majeure hereunder, and be relieved of its obligations under this Agreement in respect of a quantity of LNG up to an amount equal to the Affected Quantity, as notified by Seller to Buyer pursuant to Section 14.3.
14.1.3Nothing in this Section 14.1 shall be construed to require a Party to observe a higher standard of conduct than that required of a Reasonable and Prudent Operator as a condition to claiming the existence of Force Majeure.
14.2Limitations on Force Majeure
14.2.1Indemnity and Payment Obligations. Notwithstanding Section 14.1, no Force Majeure shall relieve, suspend, or otherwise excuse either Party from performing any obligation to indemnify, reimburse, hold harmless or otherwise pay the other Party under this Agreement.

14.2.2Events Not Force Majeure. The following events shall not constitute Force Majeure:
(a)a Party’s inability to finance its obligations under this Agreement or the unavailability of funds to pay amounts when due in the currency of payment;
(b)the unavailability of, or any event affecting, any facilities at or associated with any transit port or facilities, unloading port or Discharge Terminal;
(c)the ability of Seller or Buyer to obtain better economic terms for LNG or Gas from an alternative supplier or buyer, as applicable;
(d)changes in either Party’s market factors, default of payment obligations or other commercial, financial or economic conditions, including failure or loss of any of Buyer’s or Seller’s Gas or LNG markets;
(e)breakdown or failure of plant or equipment caused by normal wear and tear or by a failure to properly maintain such plant or equipment;
(f)the non-availability or lack of economically obtainable Gas reserves;
(g)in the case of Seller, any event arising from an action or omission of the operator of the relevant Production Facility or any Affiliate of Seller to the extent that, had Seller taken such action or experienced such event, such event would not constitute Force Majeure pursuant to the provisions of this Section 14;
(h)in the case of Buyer, any event arising from an action or omission of Transporter, the master, owner or operator of the LNG Tanker or any Affiliate of Buyer, in each case to the extent that, had Buyer taken such action or experienced such event, such event would not constitute Force Majeure pursuant to the provisions of this Section 14; and
(i)the loss of interruptible or secondary firm transportation service on a Connecting Pipeline or any pipeline upstream of a Connecting Pipeline unless the cause of such loss was an event that would satisfy the definition of Force Majeure hereunder and primary in-the-path transportation service on such pipeline was also interrupted as a result of such event.
14.2.3Force Majeure relief in respect of Buyer for an event described in Section 14.1.1(e) affecting a specific LNG Tanker:

(a)shall only be available with respect to cargoes that are, as of the date of such Force Majeure event, scheduled to be transported on such LNG Tanker as shown in the applicable Ninety Day Schedule or ADP for such Contract Year, or (to the extent that the ADP for the following Contract Year has been issued by Seller) in the ADP for the following Contract Year; and
(b)shall not be available for an event affecting such LNG Tanker if such LNG Tanker was affected by, or could reasonably have been expected to be affected by, such Force Majeure event at the time it was nominated by Buyer pursuant to Section 8.1.2 or Section 8.3, as applicable, for the relevant cargo.
14.2.4Force Majeure relief in respect of Seller for an event described in Section 14.1.1(d)(i)(B) affecting a Production Facility or Connecting Pipeline other than the Corpus Christi Facility and any Connecting Pipeline in respect thereof:
(a)shall only be available with respect to cargoes that are scheduled to be loaded at such Production Facility in the applicable Ninety Day Schedule or ADP for such Contract Year, or (to the extent that the ADP for the following Contract Year has been issued by Seller) in the ADP for the following Contract Year; and
(b)shall not be available for an event affecting such Production Facility if (i) such Production Facility was affected by, or could reasonably have been expected by Seller to be affected by, such Force Majeure event at the time it was nominated by Seller pursuant to Section 8.3.3 for the relevant cargo and (ii) such Force Majeure event was, at the time of such nomination, reasonably expected to delay or prevent Seller’s performance in respect of such cargo.
Nothing in this Section 14.2.4 shall limit Seller’s right to claim Force Majeure relief in respect of an event affecting the Corpus Christi Facility or any Connecting Pipeline in respect thereof.
14.2.5Nothing in this Agreement shall prevent Seller from nominating the Corpus Christi Facility at the time of determination of the ADP in accordance with Section 8.
14.3Notification
A Force Majeure event shall take effect at the moment such an event or circumstance occurs. Upon the occurrence of a Force Majeure event that prevents, interferes with or delays the performance by Seller or Buyer, in whole or in part, of any of its obligations under this Agreement, the Party affected shall give notice thereof to the other Party describing such event and stating the obligations the performance of which are affected (either in the original or in supplemental notices) and stating, as applicable:
14.3.1the estimated period during which performance may be prevented, interfered with or delayed, including, to the extent known or ascertainable, the estimated extent of such reduction in performance;
14.3.2the particulars of the program to be implemented to resume normal performance under this Agreement; and
14.3.3the anticipated portion of the AACQ for a Contract Year that will not be made available or taken, as the case may be, by reason of Force Majeure.
Such notices shall thereafter be updated at least monthly during the period of such claimed Force Majeure specifying the actions being taken to remedy the circumstances causing such Force Majeure.
14.4Measures
Prior to resumption of normal performance, the Parties shall continue to perform their obligations under this Agreement to the extent not excused by such event of Force Majeure.
14.5No Extension of Term
The Term shall not be extended as a result of or by the duration of an event of Force Majeure.
14.6Settlement of Industrial Disturbances
Settlement of strikes, lockouts, or other industrial disturbances shall be entirely within the discretion of the Party experiencing such situations, and nothing in this Agreement shall require such Party to settle industrial disputes by yielding to demands made on it when it considers such action inadvisable.
14.7Priority During Force Majeure
Notwithstanding any other provision in this Section 14, during any event of Force Majeure affecting Seller, Buyer acknowledges that the remaining LNG available for loading at the Corpus Christi Facility is apportioned by Seller according to the Foundation Customer Priority. “Foundation Customer Priority” means that Foundation Customers will receive priority over other Customers for receiving LNG from the remaining available LNG production capacity, if any, at the Corpus Christi Facility, without regard to which LNG production train(s) is affected by the underlying event, and without regard to which LNG production train(s) maintains available LNG production capacity. Without prejudice to the rest of this Section 14.7, during any event of Force Majeure affecting Seller which reduces the quantity of LNG available for loading at the Corpus Christi Facility, (a) Buyer and other Term Customers shall be given priority over customers that are neither

Foundation Customers nor Term Customers for receiving LNG from the remaining available LNG production capacity, if any, at the Corpus Christi Facility; and (b) Buyer will be treated on a non-discriminatory basis as compared to other Term Customers.
15.Liabilities and Indemnification
15.1General
Subject to Section 7.7.2, Section 7.7.3, and Section 15.2, and without prejudice to any indemnity provided under this Agreement, Seller shall be liable to Buyer, and Buyer shall be liable to Seller, for any loss which has been suffered as a result of the breach by the Party liable of any one or more of its obligations under this Agreement, to the extent that the Party liable should reasonably have foreseen the loss.
15.2Limitations on Liability
15.2.1Incidental and Consequential Losses. Neither Party shall be liable to the other Party hereunder as a result of any act or omission in the course of or in connection with the performance of this Agreement, for or in respect of:
(a)any special, indirect, incidental, consequential or exemplary losses of any type;
(b)any loss of income or profits, loss of revenue, loss of opportunity or loss of business, or wasted expenditure;
(c)except as expressly provided in this Agreement, any failure of performance or delay in performance to the extent relieved by the application of Force Majeure in accordance with Section 14; or
(d)except as expressly provided in this Agreement, any losses arising from any claim, demand or action made or brought against the other Party by a Third Party.
15.2.2Exclusive Remedies. A Party’s sole liability, and the other Party’s exclusive remedy, arising under or in connection with Sections 5.5, 7.12.3, 7.12.4, 7.14.2(d) and 12.3 and this Section 15 shall be as set forth in each such provision, respectively.
15.2.3Liquidated Damages. The Parties agree that it would be impracticable to determine accurately the extent of the loss, damage and expenditure that either Party would have in the circumstances described in Sections 5.5, 7.12.3 and 7.12.4. Accordingly, the Parties have estimated and agreed in advance that the sole liability, and exclusive remedy for such circumstances shall be as provided in those Sections, and neither Party shall have additional liability as a result of any such circumstances. Each amount described in or determined by the provisions of Sections 5.5, 7.12.3 and 7.12.4 is intended to represent a genuine pre-estimate by the Parties as to the loss or damage likely to be suffered by the Party receiving the payment or benefit in each such circumstance. Each Party waives any right to claim or assert, in any arbitration or expert determination pursuant to Section 21 in any action with respect to this Agreement, that any of the exclusive remedies set forth in Sections 5.5, 7.12.3 and 7.12.4 do not represent a genuine pre-estimate by the Parties as to the loss or damage likely to be suffered by the Party receiving the payment or benefit in each such circumstance or otherwise are not valid and enforceable damages.
15.2.4Express Remedies. The Parties agree that Section 15.2.1 shall not impair a Party’s obligation to pay the amounts specified in, or the validity of or limitations imposed by, Sections 5.5, 7.12.3, 7.12.4, 7.14.2(d), and 12.3. Neither Party shall have a right to make a claim for actual damages (whether direct or indirect) or other non-specified damages under any circumstances for which an express remedy or measure of damages is provided in this Agreement.
15.2.5Remedies in Contract. Except with respect to claims for injunctive relief under Section 19 and Section 21.1.11, a Party’s sole remedy against the other Party for nonperformance or breach of this Agreement or for any other claim of whatsoever nature arising out of or in relation to this Agreement shall be in contract and no Party shall be liable to another Party (or its Affiliates and contractors and their respective members, directors, officers, employees and agents) in respect of any damages or losses suffered or claims which arise out of, under or in any alleged breach of statutory duty or tortious act or omission or otherwise.
15.2.6Seller Aggregate Liability for Certain Events.
(a)Notwithstanding any provision herein to the contrary, the maximum Seller Aggregate Liability as of any given date in respect of any occurrence or series of occurrences shall not exceed the Seller Liability Cap.
(b)“Seller Aggregate Liability” shall mean, as of any date of determination, any and all liability of Seller to Buyer under this Agreement, excluding (i) any Seller liabilities under this Agreement for which Seller has already made payment to Buyer as of such date, (ii) any liability caused by the gross negligence or willful misconduct of Seller or an Affiliate of Seller and (iii) any amounts related to an indemnity obligation of Seller.
(c)The “Seller Liability Cap” shall be an amount equal to: USD one hundred ninety-five million (US$195,000,000).

15.2.7EXCEPT FOR WARRANTIES OF TITLE AND NO LIENS OR ENCUMBRANCES, AND SUBJECT TO THE PROVISIONS OF THIS AGREEMENT CONCERNING THE QUALITY OF LNG TO BE DELIVERED UNDER THIS AGREEMENT, SELLER EXPRESSLY NEGATES ANY WARRANTY WITH RESPECT TO LNG DELIVERED UNDER THIS AGREEMENT, WRITTEN OR ORAL, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY WITH RESPECT TO CONFORMITY TO SAMPLES, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.
15.3Third Party Liability
With respect to Third Party liabilities:
(a)    If any Third Party shall notify either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this Section 15 or elsewhere in this Agreement, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is materially prejudiced.
(b)    The Indemnifying Party will have the right to defend against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) Days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim; (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party; and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c)    So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 15.3(b): (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed); and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).
(d)    In the event any of the conditions in Section 15.3(b) is or becomes unsatisfied, or a conflict arises, with regard to the Third Party Claim, between the Indemnified Party and the Indemnifying Party in respect of such Third Party Claim the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate.
(e)    If either Party gives notice to the other Party of a Third Party Claim pursuant to the provisions of Section 15.3(a) and the notified Party does not give notice that it will indemnify the notifying Party in the manner set out in Section 15.3(b), the notifying Party shall nevertheless send copies of all pleadings and other documents filed in any such Third Party lawsuit to the notified Party and such notified Party may have the right to participate in the defense of the Third Party Claim in any manner permitted by Applicable Laws.
15.4Seller’s Insurance
15.4.1Seller shall obtain and maintain, or cause to be obtained and maintained, insurance for the Corpus Christi Facility to the extent required by Applicable Laws.
15.4.2Seller shall obtain or cause to be obtained the insurance required by Section 15.4.1 from a reputable insurer (or insurers) reasonably believed to have adequate financial reserves. Seller shall exercise its reasonable efforts, or shall cause the applicable insured Person to use its reasonable efforts, to collect any amount due under such insurance policies.
15.5Buyer’s Insurance
Buyer shall obtain and maintain (or cause to be obtained and maintained) insurance for each LNG Tanker in accordance with the following provisions. In all cases, such insurance shall establish insurance coverages consistent with insurances to the standards which a ship owner operating reputable LNG vessels, as a Reasonable and Prudent Operator, should observe in insuring LNG vessels of similar type, size, age and trade as such LNG Tanker. In this regard:
(a)Hull and Machinery Insurance shall be placed and maintained with reputable marine underwriters; and
(b)Protection & Indemnity Insurance (“P&I Insurance”) shall be placed and maintained with full P&I indemnity coverage in the ordinary course from a P&I Club, and such LNG Tanker shall be entered for insurance with a P&I Club, including pollution liability standard for LNG vessel and Certificate of Financial Responsibility.
16.Safety
16.1General
The Parties recognize the importance of securing and maintaining safety in all matters contemplated in this Agreement, including the construction and operation of their respective facilities and the LNG Tankers and transportation of LNG. It is their respective intentions to secure and maintain high standards of safety in accordance with the generally accepted standards prevailing in the LNG and LNG transportation industries from time to time.
16.2Third Parties
Both Parties shall endeavor to ensure that their respective employees, agents, operators, Transporter, contractors and suppliers shall have due regard to safety and abide by the relevant regulations while they are performing work and services in connection with the performance of this Agreement, including such work and services performed within and around the area of the Production Facility and on board the LNG Tankers.
17.Representations, Warranties and Undertakings
17.1Representations and Warranties of Buyer
As of the Effective Date and until the expiration or termination of this Agreement, Buyer represents, undertakes and warrants that:
17.1.1Buyer is and shall remain duly formed and in good standing under the laws of the jurisdiction of its organization;
17.1.2Buyer has the requisite power, authority and legal right to execute and deliver, and to perform its obligations under, this Agreement;

17.1.3Buyer has not incurred any liability to any financial advisor, broker or finder for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates could be liable; and
17.1.4neither the execution, delivery, nor performance of this Agreement violates or will violate, results or will result in a breach of or constitutes or will constitute a default under any provision of Buyer’s organizational documents, any law, judgment, order, decree, rule, or regulation of any court, administrative agency, or other instrumentality of any Governmental Authority or of any other material agreement or instrument to which Buyer is a party.
17.2Representations and Warranties of Seller
As of the Effective Date and until the expiration or termination of this Agreement, Seller represents, undertakes and warrants that:
17.2.1Seller is and shall remain duly formed and in good standing under the laws of the jurisdiction of its organization;
17.2.2Seller has the requisite power, authority and legal right to execute and deliver, and to perform its obligations under this Agreement;
17.2.3Seller has not incurred any liability to any financial advisor, broker or finder for any financial advisory, brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement for which Buyer or any of its Affiliates could be liable; and
17.2.4neither the execution, delivery, nor performance of this Agreement, violates or will violate, results or will result in a breach of, or constitutes or will constitute a default under, any provision of Seller’s organizational documents, any law, judgment, order, decree, rule, or regulation of any court, administrative agency, or other instrumentality of any Governmental Authority or of any other material agreement or instrument to which Seller is a party.
17.3Business Practices
Each Party represents and warrants to the other, as of the Effective Date, that it has not taken any actions that would, if such actions were undertaken after the Effective Date, conflict with such Party’s obligations under Section 26.3.
18.Exchange of Information
The Parties shall maintain close communication and mutually provide and shall use reasonable efforts to exchange available information directly relevant to the fulfillment of the terms and conditions of this Agreement.

19.Confidentiality
19.1Duty of Confidentiality
The (i) terms of this Agreement and (ii) any information disclosed by either Party to the other Party in connection with this Agreement, in each case which is not:
(a)    already known to the recipient from sources other than the other Party;
(b)    already in the public domain (other than as a result of a breach of the terms of this Section 19.1); or
(c)    independently developed by the recipient;
shall be “Confidential Information” and shall, unless otherwise agreed in writing by the disclosing Party, be kept confidential and shall not be used by the receiving Party other than for a purpose connected with this Agreement or, except as provided below, disclosed to Third Parties by the receiving Party.
19.2Permitted Disclosures
19.2.1The Confidential Information, which either Party receives from the other, may be disclosed by such Party:
(a)to any Person who is such Party’s legal counsel, other professional consultant or adviser, Transporter, insurer, accountant or construction contractor; provided that such disclosure is solely to assist the purpose for which such Person was so engaged;
(b)if required and to the extent required by the rules of any recognized stock exchange or agency established in connection therewith upon which the securities of such Party or a company falling within Section 19.2.1(e) are quoted;
(c)if required and to the extent required by the U.S. Department of Energy or Federal Energy Regulatory Commission;
(d)without limiting Section 19.2.1(c), if required and to the extent required by any Applicable Laws, or such Party becomes legally required (by oral questions, interrogatories, request for information or documents, orders issued by any Governmental Authority or any other process) to disclose such information, or to the extent necessary to enforce Section 21.1 or Section 21.2 or any arbitration award or binding decision of an Expert (including by filing Confidential Information in proceedings before a court or other competent judicial authority) or to enforce other rights of a party to the Dispute; provided that such Party shall, to the extent practicable, give prior notice to the other Party of the requirement and the terms thereof and shall, to the extent legally permitted, cooperate with the other Party to minimize the disclosure of the information, seek a protective order or other appropriate remedy, and if such protective order or other remedy is not obtained, then such Party will furnish only that portion of such information that it is legally required to furnish;
(e)to any of its Affiliates or shareholders (or any company involved in the provision of advice to any such Affiliate or shareholder for the purposes of this Agreement) and any employee of that Party or of a company to which disclosure is permitted pursuant to this Section 19.2.1(e);
(f)to any bona fide intended transferees of a Party’s interests under this Agreement;
(g)to any Third Party as reasonably necessary for the performance of a Party’s obligations under this Agreement;
(h)to any arbitrator appointed in accordance with Section 21.1.4, or Expert appointed pursuant to Section 21.2.1, or to any other party to an arbitration or Expert proceeding arising under or in connection with this Agreement, or to any witnesses appearing in an arbitration under Section 21.1 or in an Expert proceeding under Section 21.2; or
(i)in the case of Seller, to any Person reasonably required to see such Confidential Information, including the Lenders, in connection with any bona fide financing or offering or sale of securities by Seller or any Affiliate of Seller or any Affiliate of any of the shareholders of Seller, to comply with the disclosure or other requirements of Applicable Laws or of financial institutions or other participants (including rating agencies) in such financing, offering or sale.
19.2.2The Party making the disclosure shall ensure that any Person listed in Section 19.2.1(a), (e), (f), (g), (h) or (i) to which it makes the disclosure (excluding any legal counsel, arbitrator or Expert already bound by confidentiality obligations) undertakes to hold such Confidential Information subject to confidentiality obligations equivalent to those set out in Section 19.1. In the case of a disclosure to an employee made in accordance with Section 19.2.1(e), the undertaking shall be given by the company on its own behalf and in respect of all its employees.
19.2.3Seller and its Affiliates (including SPL) may disclose Confidential Information to their customers related to scheduling, operations and technical information to comply with their respective scheduling obligations at the Production Facility.
19.2.4Seller and its Affiliates may disclose Confidential Information to Gas Supplier to comply with the requirements of and/or to facilitate Seller’s performance under the GSA.
19.2.5No press release concerning the execution or performance of this Agreement or resolution of any Disputes shall be issued unless agreed by the Parties.
19.3Duration of Confidentiality
The foregoing obligations with regard to the Confidential Information shall remain in effect for three (3) years after this Agreement is terminated or expires.
20.Default and Termination
20.1Termination Events
The following circumstances (each, a “Termination Event”) shall give rise to the right for either or both of Seller and Buyer (as the case may be) to terminate this Agreement:
20.1.1in respect of either Party, if a Bankruptcy Event has occurred with respect to the other Party;
20.1.2in respect of either Party, if the other Party fails to pay or cause to be paid any amount or amounts in the aggregate due that are in excess of USD thirty million (US$30,000,000), for a period of ten (10) Days or more following the due date of the relevant invoice;
20.1.3in respect of either Party, violation of Section 17.3 or Section 26.3.2 by the other Party;
20.1.4in respect of Seller, if Buyer fails to comply with any provision of Section 22;
20.1.5in respect of Seller, if Buyer fails to execute any Direct Agreement with Lenders within thirty (30) Days after Seller’s request thereof, provided that such Direct Agreement complies with the requirements in Section 22.4.2;
20.1.6in respect of Buyer, if (a) Seller has declared Force Majeure one or more times and the interruptions resulting from such Force Majeure total twenty-four (24) Months during any consecutive thirty-six (36) Month period, and (b) such Force Majeure has resulted in Seller being prevented from making available at least fifty percent (50%) or more of the annualized ACQ to Buyer under this Agreement during such periods of Force Majeure;
20.1.7in respect of Seller, if (a) Buyer has declared Force Majeure one or more times and the interruptions resulting from such Force Majeure total twenty-four (24) Months during any consecutive thirty-six (36) Month period, and (b) such Force Majeure has resulted in Buyer being prevented from taking at least fifty percent (50%) or more of the annualized ACQ from Seller under this Agreement during such periods of Force Majeure;
20.1.8in respect of Seller, violation of Section 26.1 by Buyer;
20.1.9in respect of Seller, violation of Section 26.2 by Buyer;
20.1.10in respect of Buyer, if Seller fails to make available (as such obligation for any cargo is set forth in Section 5.5.1) fifty percent (50%) of the cargoes scheduled in any given twelve (12) Month period;
20.1.11in respect of Seller, if Buyer fails to take (as such obligation for any cargo is set forth in Section 5.4.1) fifty percent (50%) of the cargoes scheduled in any given twelve (12) Month period; and
20.1.12in respect of Seller, if the GSA terminates for any reason other than as the result of an “Event of Default” (as such term is defined in the GSA) occurring in respect of the buyer under the GSA.
20.2Termination
20.2.1Notice of Termination. Upon the occurrence of any Termination Event, subject to Section 20.2.5, the Party which has the right under Section 20.1 to terminate this Agreement (“Terminating Party”) may give notice thereof to the other Party, specifying in reasonable detail the nature of such Termination Event (except that any termination notice with respect to a Termination Event identified in Section 20.1.10 or 20.1.11 shall only be valid if notice thereof is provided within ninety (90) Days after such Termination Event first arose).
20.2.2Timing. Except with respect to the Termination Events described in Section 20.2.3, at any time after the expiry of a period of forty-five (45) Days after the Terminating Party gave notice of a Termination Event pursuant to Section 20.2.1, unless the circumstances constituting the Termination Event have been fully remedied or have ceased to apply, the Terminating Party may terminate this Agreement with immediate effect by giving notice of such termination to the other Party.
20.2.3Certain Events. Upon the occurrence of a Termination Event described in Sections 20.1.1, 20.1.3, 20.1.4, 20.1.5, 20.1.6, 20.1.7, 20.1.8, 20.1.9, 20.1.10, 20.1.11, and 20.1.12 the Terminating Party’s notice pursuant to

Section 20.2.1 shall terminate this Agreement immediately.
20.2.4Rights Accrued Prior to Termination. Termination of this Agreement shall be without prejudice to:
(a)the rights and liabilities of the Parties accrued prior to or as a result of such termination; and
(b)claims for breaches of Section 19 that occur during the three (3) year period after termination of this Agreement.
20.2.5Limits to Termination. Neither Seller nor Buyer, respectively, may terminate this Agreement if the Termination Event occurs solely because of a breach by the non-terminating Party arising from events for which that non-terminating Party would otherwise be entitled to terminate this Agreement, provided that this shall not apply in respect of the Termination Event described in Section 20.1.12.
20.2.6Termination Without Damages.
(a)Seller hereby waives any right it may have to seek monetary damages arising solely as a result of the Termination Event set forth in Section 20.1.6. Nothing in this Section 20.2.6(a) shall act as a waiver of any right Seller may have to seek monetary damages in respect of (i) any rights accrued prior to Termination as provided in Section 20.2.4, or (ii) any other Termination Event, whether or not the circumstances giving rise to such other Termination Event would also have entitled Seller to terminate the Agreement pursuant to Section 20.1.6.
(b)Buyer hereby waives any right it may have to seek monetary damages arising solely as a result of the Termination Events set forth in Section 20.1.7 and Section 20.1.12. Nothing in this Section 20.2.6(b) shall act as a waiver of any right Buyer may have to seek monetary damages in respect of (i) any rights accrued prior to Termination as provided in Section 20.2.4, or (ii) any other Termination Event, whether or not the circumstances giving rise to such other Termination Event would also have entitled Buyer to terminate the Agreement pursuant to Section 20.1.7 or Section 20.1.12.
20.3Survival
The following provisions shall survive expiration or termination of this Agreement: Sections 1, 10, 11, 13.8.2, 15, 19 (to the extent provided therein), and 21 to 26, in addition to this Section 20.3.

21.Dispute Resolution and Governing Law
21.1Dispute Resolution
21.1.1Arbitration. Any Dispute (other than a Dispute submitted to an Expert under Section 21.2.1) shall be exclusively and definitively resolved through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible claims and disputes under this Agreement.
21.1.2Rules. The arbitration shall be conducted in accordance with the International Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) (as then in effect).
21.1.3Number of Arbitrators. The arbitral tribunal shall consist of three (3) arbitrators, who shall endeavor to complete the final hearing in the arbitration within six (6) Months after the appointment of the last arbitrator.
21.1.4Method of Appointment of the Arbitrators. If there are only two (2) parties to the Dispute, then each party to the Dispute shall appoint one (1) arbitrator within thirty (30) Days of the filing of the arbitration, and the two arbitrators so appointed shall select the presiding arbitrator within thirty (30) Days after the latter of the two arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two party-appointed arbitrators cannot reach an agreement on the presiding arbitrator within the applicable time period, then the AAA shall serve as the appointing authority and shall appoint the remainder of the three arbitrators not yet appointed. If the arbitration is to be conducted by three arbitrators and there are more than two parties to the Dispute, then within thirty (30) Days of the filing of the arbitration, all claimants shall jointly appoint one arbitrator and all respondents shall jointly appoint one arbitrator, and the two arbitrators so appointed shall select the presiding arbitrator within thirty (30) Days after the latter of the two arbitrators has been appointed by the parties to the Dispute. For the purposes of appointing arbitrators under this Section 21, (a) Buyer and all Persons whose interest in this Agreement derives from them shall be considered as one party; and (b) Seller and all Persons whose interest in this Agreement derives from Seller shall be considered as one party. If either all claimants or all respondents fail to make a joint appointment of an arbitrator, or if the party-appointed arbitrators cannot reach an agreement on the presiding arbitrator within the applicable time period, then the AAA shall serve as the appointing authority and shall appoint the remainder of the three (3) arbitrators not yet appointed.
21.1.5Consolidation. If the Parties initiate multiple arbitration proceedings under this Agreement, the subject matters of which are related by common questions of law or fact and which could result in conflicting awards or obligations, then either Party may request prior to the appointment of the arbitrators for such multiple or subsequent Disputes that all such proceedings be consolidated into a single arbitral proceeding. Such request shall be directed to the AAA, which shall consolidate appropriate proceedings into a single proceeding unless consolidation would result in undue delay for the arbitration of the Disputes.
21.1.6Place of Arbitration. Unless otherwise agreed by all parties to the Dispute, the place of arbitration shall be New York, New York.
21.1.7Language. The arbitration proceedings shall be conducted in the English language, and the arbitrators shall be fluent in the English language.
21.1.8Entry of Judgment. The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered and enforced by any court of competent jurisdiction. The Parties agree that service of process for any action to enforce an award may be accomplished according to the procedures of Section 25, as well as any other procedure authorized by law.
21.1.9Notice. All notices required for any arbitration proceeding shall be deemed properly given if given in accordance with Section 25.
21.1.10Qualifications and Conduct of the Arbitrators. All arbitrators shall be and remain at all times wholly impartial, and, once appointed, no arbitrator shall have any ex parte communications with any of the parties to the Dispute concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.
21.1.11Interim Measures. Any party to the Dispute may apply to a court in Harris County, Texas for interim measures (a) prior to the constitution of the arbitral tribunal (and thereafter as necessary to enforce the arbitral tribunal’s rulings); or (b) in the absence of the jurisdiction of the arbitral tribunal to rule on interim measures in a given jurisdiction. The Parties agree that seeking and obtaining such interim measures shall not waive the right to arbitration. The arbitrators (or in an emergency the presiding arbitrator acting alone in the event one or more of the other arbitrators is unable to be involved in a timely fashion) may grant interim measures including injunctions, attachments and conservation orders in appropriate circumstances, which measures may be immediately enforced by court order. Hearings on requests for interim measures may be held in person, by telephone, by video conference or by other means that permit the parties to the Dispute to present evidence and arguments.
21.1.12Costs and Attorneys’ Fees. The arbitral tribunal is authorized to award costs of the arbitration in its award, including: (a) the fees and expenses of the arbitrators; (b) the costs of assistance required by the tribunal, including its Experts; (c) the fees and expenses of the administrator; (d)

the reasonable costs for legal representation of a successful Party; and (e) any such costs incurred in connection with an application for interim or emergency relief and to allocate those costs between the parties to the Dispute. The costs of the arbitration proceedings, including attorneys’ fees, shall be borne in the manner determined by the arbitral tribunal.
21.1.13Interest. The award shall include pre-award and post-award interest, as determined by the arbitral award, from the date of any default or other breach of this Agreement until the arbitral award is paid in full. Interest shall accrue at a rate per annum equal to two percent (2%) above Three-Month SOFR. Interest shall accrue from Day to Day and be calculated on the basis of a three hundred sixty (360) Day year.
21.1.14Currency of Award. The arbitral award shall be made and payable in USD, free of any tax or other deduction.
21.1.15Waiver of Challenge to Decision or Award. To the extent permitted by law, the Parties hereby waive any right to appeal from or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award before a court or any governmental authority, except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.
21.1.16Confidentiality. Any arbitration or Expert determination relating to a Dispute (including an arbitral award, a settlement resulting from an arbitral award, documents exchanged or produced during an arbitration or Expert proceeding, and memorials, briefs or other documents prepared for the arbitration or Expert proceeding) shall be Confidential Information subject to the confidentiality provisions of Section 19; provided, however, that breach of such confidentiality provisions shall not void any settlement, determination or award.
21.2Expert Determination
21.2.1General. In the event of any disagreement between the Parties regarding a measurement under Exhibit A or any other Dispute which the Parties agree to submit to an Expert (in either case, a “Measurement Dispute”), the Parties hereby agree that such Measurement Dispute shall be resolved by an Expert selected in accordance with this Section 21.2.1. The Expert is not an arbitrator of the Measurement Dispute and shall not be deemed to be acting in an arbitral capacity. The Party desiring an expert determination shall give the other Party to the Measurement Dispute notice of the request for such determination. If the Parties to the Measurement Dispute are unable to agree upon an Expert within ten (10) Days after receipt of the notice of request for an expert determination, then, upon the request of any of the Parties to the Measurement Dispute, the International Centre for ADR of the International Chamber of Commerce (“ICC”) shall appoint such Expert and shall administer such expert determination through the ICC’s Expert Rules. The Expert shall be and remain at all times wholly independent and impartial, and, once appointed, the Expert shall have no ex parte communications with any of the Parties to the Measurement Dispute concerning the expert determination or the underlying Measurement Dispute. The Parties to the Measurement Dispute shall cooperate fully in the expeditious conduct of such expert determination and provide the Expert with access to all facilities, books, records, documents, information and personnel necessary to make a fully informed decision in an expeditious manner. Before issuing a final decision, the Expert shall issue a draft report and allow the Parties to the Measurement Dispute to comment on it. The Expert shall endeavor to resolve the Measurement Dispute within thirty (30) Days (but no later than sixty (60) Days) after his appointment (failing which shall not invalidate his mandate), taking into account the circumstances requiring an expeditious resolution of the matter in dispute.
21.2.2Final and Binding. The Expert’s decision shall be final and binding on the Parties to the Measurement Dispute unless challenged in an arbitration pursuant to Section 21.1 within thirty (30) Days of the date of the Expert’s decision. If challenged, (a) the decision shall remain binding and be implemented unless and until finally replaced by an award of the arbitrators; (b) the decision shall be entitled to a rebuttable presumption of correctness; and (c) the Expert shall not be appointed in the arbitration as an arbitrator, as a factual or expert witness (other than as an expert witness appointed by the tribunal), or as advisor to either Party without the written consent of both Parties.
21.2.3Arbitration of Expert Determination. In the event that a Party requests expert determination for a Measurement Dispute which raises issues that require determination of other matters in addition to correct measurement under Exhibit A, then either Party may elect to refer the entire Measurement Dispute for arbitration under Section 21.1. In such case, the arbitrators shall be competent to make any measurement determination that is part of a Dispute. An expert determination not referred to arbitration shall proceed and shall not be stayed during the pendency of an arbitration.
21.3Governing Law
This Agreement, the arbitration agreement set out in Section 21.1 and any Dispute shall be governed by and construed in accordance with the laws of the State of New York (United States of America) without regard to principles of conflict of laws that would specify the use of other laws.

21.4Immunity
21.4.1Each Party, as to itself and its assets (both commercial and non-commercial and irrespective of their intended use, whether held in its own name or that of another, including that of a diplomatic mission or state), hereby irrevocably, unconditionally, knowingly and intentionally waives any right of immunity (sovereign or otherwise) and agrees not to claim (or have claimed on its behalf), or assert (or have asserted on its behalf) any immunity with respect to the matters covered by this Agreement in any arbitration, Expert proceeding, mediation, and any judicial administrative or other proceedings to aid arbitration, Expert proceeding, mediation, or other action with respect to this Agreement, including submission to arbitration or Expert proceedings or mediation, whether arising by statute or otherwise, that it may have or may subsequently acquire, including rights under the doctrines of sovereign immunity and act of state, immunity from legal process (including service of process or notice, pre-judgment or pre-award attachment, attachment in aid of execution, injunction, order for specific performance, recovery of property or otherwise), immunity from jurisdiction or judgment of any court, arbitrator, Expert or tribunal (including any objection or claim on the basis of inconvenient forum), and immunity from enforcement or execution of any award or judgment or any other remedy.
21.4.2Each Party irrevocably, unconditionally, knowingly and intentionally:
(a)agrees that the execution, delivery and performance by it of this Agreement constitute private and commercial acts rather than public or governmental acts; and
(b)consents in respect of the enforcement of any judgment or award against it in any such proceedings in any jurisdiction and to the giving of any relief or the issue of any process in connection with such proceedings (including the making, enforcement or execution of any such judgment or award or any order arising out of any such judgment or award against or in respect of any property whatsoever irrespective of its use or intended use).
21.4.3The irrevocable waiver in this Section 21.4 includes a waiver of any right of immunity in respect of pre-award interim relief and post-judgment execution of any award.
22.Assignments
22.1Merger, Consolidation
This Agreement shall be binding upon and inure to the benefit of any successor to each of Seller and Buyer by merger, or consolidation.

22.2Assignment by Buyer
22.2.1Prior Written Consent. Buyer may novate or assign this Agreement in its entirety (but not in part) to another Person, for the remainder of the Term, upon the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed), provided that such transferee assumes all of the obligations of Buyer under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Seller) or by execution of a binding assignment and assumption agreement which is enforceable by Seller.
22.2.2Further Obligations. Upon a novation or assignment in whole by Buyer in accordance with Section 22.2.1, the assignor shall be released from all further obligations, duties and liabilities under this Agreement, other than any obligations, duties and liabilities arising prior to the date of effectiveness of such novation or assignment.
22.3Assignments by Seller
22.3.1Prior Written Consent. Seller may novate or assign this Agreement in its entirety (but not in part) to another Person, for the remainder of the Term, upon the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), provided that the transferee assumes all of the obligations of Seller under this Agreement commencing as of the date of the novation or assignment by execution of a copy of this Agreement in its own name (countersigned by Buyer) or by execution of a binding assignment and assumption agreement which is enforceable by Buyer.
22.3.2Without Prior Consent. Seller may novate or assign this Agreement in its entirety (but not in part) to an Affiliate of Seller, for the remainder of the Term, without Buyer’s prior consent, provided that:
(a)such Affiliate transferee: (i) has an ownership interest in and/or operates the Corpus Christi Facility or the Sabine Pass Facility; and (ii) will have access to all Approvals (either directly, indirectly or through one or more of its Affiliates) to the extent needed to perform Seller’s obligations under this Agreement; and
(b)such Affiliate transferee assumes all of the obligations of Seller under this Agreement commencing as of the date of the novation or assignment, either by execution of a copy of this Agreement in its own name (countersigned by Buyer) or by execution of a binding assignment and assumption agreement which is enforceable by Buyer.
22.3.3Pursuant to Direct Agreement. Seller may novate or assign this Agreement in its entirety, for the remainder of the Term, to the extent that Buyer has so consented in a Direct Agreement.
22.3.4Further Obligations. Upon a novation or assignment by Seller in accordance with this Section 22.3, the assignor shall be released from all further obligations, duties and liabilities under this Agreement, other than any obligations, duties and liabilities arising prior to the date of effectiveness of such novation or assignment.
22.4Financing by Seller or its Affiliates
22.4.1Lender Financing. Seller and/or its Affiliates shall each have the right to obtain financing from Lenders. In connection with any financing or refinancing of Seller’s activities or any LNG production facility owned, operated or being developed by Seller or any of its Affiliates, Buyer shall, if so requested by Seller, deliver to the relevant Lenders or the agent acting on behalf of any such Lenders (“Lenders’ Agent”), certified copies of their respective corporate charter and by-laws, resolutions, incumbency certificates, financial statements, opinions of counsel and such other items as available and upon reasonable request by Lenders or Lenders’ Agent.
22.4.2Assignment as Security. Buyer further acknowledges and agrees that Seller may assign, transfer, or otherwise encumber, all or any of its rights, benefits and obligations under this Agreement to such Lenders or Lenders’ Agent as security for the obligations of Seller or its Affiliates to the respective Lenders. Accordingly, upon Seller’s request pursuant to a notice hereunder, Buyer shall enter into one or more direct agreements (each, a “Direct Agreement”) that:
(a)provide for the assignment and transfer of the assigning Person’s rights and obligations under this Agreement to a nominee of the Lenders or the Lenders’ Agent in connection with the exercise of remedies under the relevant security arrangement; and
(b)are in a form and contain such terms and conditions as are reasonably required by the Lenders or Lenders’ Agent.
23.Contract Language
This Agreement, together with the Exhibits hereto, shall be made and originals executed in the English language. In case of any difference in meaning between the English language original version and any translation thereof, the English language original version shall be applicable.
24.Miscellaneous
24.1Disclaimer of Agency
This Agreement does not appoint either Party as the agent, partner or legal representative of the other for any purposes whatsoever, and neither Party shall have any express or implied right or authority to assume or to create any obligation or responsibility on behalf of or in the name of the other Party.
24.2Entire Agreement
This Agreement, together with the Exhibits hereto, constitutes the entire agreement between the Parties and includes all promises and representations, express or implied, and supersedes all other prior agreements and representations, written or oral, between the Parties relating to the subject matter. Anything that is not contained or expressly incorporated by reference in this instrument, is not part of this Agreement.
24.3Third Party Beneficiaries
The Parties do not intend any term of this Agreement to be for the benefit of, or enforceable by, any Third Party except as expressly provided in Section 7.7. Nothing in this Agreement shall otherwise be construed to create any duty to, or standard of care with reference to, or any liability to, any Person other than a Party. The Parties may rescind or vary this Agreement, in whole or in part, without the consent of any Third Party, including those Third Parties referred to under Section 7.7, even if as a result such Third Party’s rights to enforce a term of this Agreement will be varied or extinguished.
24.4Amendments and Waiver
This Agreement may not be supplemented, amended, modified or changed except by an instrument in writing signed by Seller and Buyer and expressed to be a supplement, amendment, modification or change to this Agreement. A Party shall not be deemed to have waived any right or remedy under this Agreement by reason of such Party’s failure to enforce such right or remedy. No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy.
24.5Exclusion
The United Nations Convention on Contracts for the International Sale of Goods (and the Convention on the Limitation Period in the International Sale of Goods) shall not apply to this Agreement and the respective rights and obligations of the Parties hereunder.
24.6Further Assurances
Each Party hereby agrees to take all such action as may be necessary to effectuate fully the purposes of this Agreement, including causing this Agreement or any document contemplated herein to be duly registered, notarized, attested, consularized and stamped in any applicable jurisdiction.

24.7Severability
If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.
24.8Multiple SPAs
24.8.1The Parties expressly agree that all rights and obligations (including in respect of all claims, demands, legal proceedings and actions; all losses, liabilities, damages, costs, judgments, settlements and expenses (whether or not resulting from claims by third parties), including interest and penalties with respect thereto and reasonable attorneys’ and accountants’ fees and expenses; and all mitigation measures) of Corpus Christi Liquefaction, LLC (or its successor or permitted assignee pursuant to the Alternative CCL SPA(s)) and Cheniere Marketing International LLP (or its successor or permitted assignee pursuant to the Alternative CCL SPA(s)) under the Alternative CCL SPA(s), whether in contract or at law, are wholly separate and in isolation of, and shall not merge in any way with, any rights and obligations (including in respect of all Claims, all Losses, and all mitigation measures) of the Parties under this Agreement. The Parties expressly waive any right to combine any such rights or obligations under the Alternative CCL SPA(s) with such rights and obligations under this Agreement. Default by a Party under this Agreement shall not excuse default under the Alternative CCL SPA(s) by any party thereto, and default under the Alternative CCL SPA(s) by a party thereto shall not excuse a Party’s default under this Agreement. No Party shall have any obligation to take any action or inaction under this Agreement to mitigate the losses or liabilities that may arise in respect of the Alternative CCL SPA(s). Without limiting the foregoing, in no way shall the Seller Liability Cap under this Agreement be merged with the corresponding seller liability cap under the Alternative CCL SPA(s), and the Parties’ respective rights and obligations in respect of the Seller Liability Cap shall not vary based on performance or nonperformance of the Alternative CCL SPA(s).
24.8.2Without prejudice to Section 21.1.5, if the Parties initiate multiple arbitration proceedings under this Agreement and the Alternative CCL SPA(s), the subject matters of which are related by common questions of law or fact and which could result in conflicting awards or obligations, then either Party may request prior to the appointment of the arbitrators for such multiple or subsequent Disputes that all such proceedings be consolidated into a single arbitral proceeding. Such request shall be directed to the AAA, which shall consolidate appropriate proceedings into a single proceeding unless consolidation would result in undue delay for the arbitration of the Disputes.
24.8.3Each Party shall ensure that all invoices and notices sent by or on behalf of such Party pursuant to this Agreement identify such invoice or notice as being in connection with this Agreement.
24.8.4Each Party shall issue invoices and make payments in accordance with this Agreement separate from invoices and payments under the Alternative CCL SPA(s). If either Party receives payment from the other Party and such payment does not identify itself as being in respect of the Alternative CCL SPA(s) or this Agreement, then the Party receiving such payment shall promptly request confirmation of whether to apply the payment to the Alternative CCL SPA(s) or this Agreement. If confirmation has not been received by close of business on the third (3rd) Business Day after the request is deemed to be received pursuant to Section 25.2, the Party receiving such payment shall have the right to apply such payment received to amounts owed to the receiving Party under the Alternative CCL SPA(s) or this Agreement, with first priority to overdue amounts (with priority within this group to be based on how many days the amount has been overdue, starting with the longest number of days) and then to other amounts due but unpaid (with priority within this group to be based on how many days remain until the applicable due date, starting with the shortest number of days).
24.8.5Each Party shall maintain separate financial and other records in connection with the Alternative CCL SPA(s) and this Agreement in a manner that enables the Parties to identify whether costs, expenses, and other auditable amounts and information are in respect of the Alternative CCL SPA(s) or this Agreement and to comply with all audit obligations under the Alternative CCL SPA(s) and this Agreement.
24.8.6Without limiting the foregoing, the Parties agree to conduct their businesses in a manner that effectuates the foregoing terms of this Section 24.8, and that any course of dealing that is inconsistent with the foregoing terms of this Section 24.8 shall not change the Parties’ respective rights and obligations under this Section 24.8.
24.9No Set-Off
Except as expressly permitted under this Agreement, neither Party shall be entitled to set-off against or counterclaim against any amounts due to the other Party under this Agreement.

24.10Safe Harbor Provisions
Without limiting any other protections available to the Parties under the Bankruptcy Code or any other United States of America federal or state, or any other insolvency law, the Parties acknowledge and agree that:
24.10.1This Agreement and all transactions contemplated hereby shall constitute a “swap agreement” and a “forward contract” (as each such term is defined in the Bankruptcy Code).
24.10.2Seller and Buyer each constitute a “swap participant” and a “forward contract merchant” within the meaning of the Bankruptcy Code and are entitled to all of the protections in the Bankruptcy Code afforded to such entities that are party to a “swap agreement” or a “forward contract”, respectively, including those protections set forth in sections 362, 546, 548, 556, 560, 561 and 562 of the Bankruptcy Code. In furtherance of these acknowledgments and agreements, the Parties further acknowledge and agree that Seller is a Person whose business consists in whole or in part of, and Buyer is a Person whose business consists in whole or in part of, entering into “forward contracts” (as such term is defined in the Bankruptcy Code) as or with merchants in natural gas (whether in liquefied or gaseous state).
24.10.3Each Party’s right to cause the liquidation, termination or acceleration of this Agreement, or any transaction contemplated hereby, because of a condition of the kind specified in section 365(e)(1) of the Bankruptcy Code or to offset or net out termination values, payment amounts or other transfer obligations, and to exercise any other remedies upon the occurrence of any such termination, liquidation or acceleration under this Agreement, constitutes a “contractual right” with respect to the other Party within the meaning of sections 556, 560 and 561 of the Bankruptcy Code.
24.10.4Any transfer of cash, securities or other property provided as performance assurance, credit support or collateral with respect to this Agreement, or any transaction contemplated hereby, shall constitute (i) a “transfer” made “by or to (or for the benefit of)” a “forward contract merchant” “under” or “in connection with” this Agreement and each such transaction and/or (ii) a “transfer” made “by or to (or for the benefit of)” a “swap participant” “under” or “in connection with” this Agreement and each such transaction, in each case within the meaning of the Bankruptcy Code.
All payments, transfers or deliveries for, under or in connection with this Agreement, or any transaction contemplated hereby, shall be a “settlement payment” and “transfer” “under” or “in connection with” each such transaction, in each case within the meaning of the Bankruptcy Code.

24.11Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement. The exchange of copies of this Agreement and of signature pages by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of an original Agreement for all purposes. Signatures of the Parties transmitted by electronic transmission shall be deemed to be original signatures for all purposes. Except for cases of fraud or forgery, no Party shall raise the use of any electronic signature or the use of electronic mail or other similar transmission method as a means to deliver a signature to this Agreement or any amendment hereto as the basis of a defense to the formation or enforceability of a contract, and each Party forever waives any such defense.
25.Notices
25.1Form of Notice
25.1.1Except as expressly set forth herein, any notice, invoice or other communication from one of the Parties to the other Party (or, where contemplated in this Agreement, from or to the Transporter or the master of the LNG Tanker), which is required or permitted to be made by the provisions of this Agreement shall be:
(a)    made in the English language;
(b)    made in writing;
(c)    (i) delivered by hand or sent by courier to the address of the other Party which is shown below or to such other address as the other Party shall by notice require; or (ii) with respect to any notice, invoice or other communication to be sent pursuant to Sections 1.3, 5.6, 7, 8, 10, 12, 13, 14 or 26.1 (or others as may be agreed by the Parties), be sent by electronic mail to the e-mail address of the other Party which is shown below or to such other e-mail address as the other Party shall by notice require; and
(d)    marked for the attention of the Person(s) there referred to or to such other Person(s) as the other Party shall by notice require.
25.1.2The addresses of the Parties for service of notices are as follows:
Seller: Corpus Christi Liquefaction, LLC
845 Texas Avenue, Suite 1250
Houston, TX 77002

Telephone: (713) 375-5000
E-mail: Customer.Coordination@Cheniere.com
Attention: Commercial Operations
Buyer: Cheniere Marketing International LLP
Third Floor, The Zig Zag Building
70 Victoria Street
London SW1E 6SQ, United Kingdom
Telephone: +44 20 3214 2700
E-mail: lngoperations@cheniere.com and
lngcontracts@cheniere.com
    Attention: Commercial Operations

25.2Effective Time of Notice
25.2.1Any notice, invoice or other communication made by one Party to the other Party in accordance with the foregoing provisions of this Section 25 shall be deemed to be received by the other Party if delivered by hand or by courier, on the Day on which it is received at that Party’s address or, if sent by e-mail, on the next Day on which the office of the receiving Party is normally open for business following the Day on which it is received in a legible form at the address to which it is properly addressed. The foregoing shall not apply to notices or communications sent by e-mail under (a) Sections 7.9.2, 7.9.3, 7.10, 8.3.4, and 8.4, which shall be deemed effective at the time transmitted to the e-mail address shown above or such other e-mail address previously notified by the receiving Party; or (b) Section 5.6, which shall be deemed effective on the Day on which such notice is received in a legible form at the address to which it is properly addressed.
25.2.2Without limiting the meaning of the word “received” for the purpose of the preceding paragraph, a notice which is delivered by hand or by courier shall be deemed to have been received at a Party’s address if it is placed in any receptacle normally used for the delivery of post to the address of that Party.
25.2.3In respect of any notice or other communication given pursuant to Section 5.6 or Section 14 by electronic mail, if the receiving Party does not confirm receipt of the original electronic mail notice within one (1) Business Day, the original notice shall be subsequently confirmed by letter within five (5) Business Days of the original notice, but without prejudice to the validity of the original notice.

26.Business Practices
26.1Export Authorization Compliance
26.1.1Buyer acknowledges and agrees that it will resell or transfer LNG purchased hereunder for delivery only:
(a)with respect to all LNG loaded at the Corpus Christi Facility:
(i)to countries identified in (A) Ordering Paragraph B of DOE/FE Order No. 3164 issued October 16, 2012 in FE Docket No. 12-99-LNG, Ordering Paragraph B of DOE/FE Order No. 4277 issued November 9, 2018 in FE Docket No. 18-78-LNG, Ordering Paragraph B of DOE/FE Order No. 4519 issued April 14, 2020 in FE Docket No. 19-124-LNG, Ordering Paragraph B of DOE/FECM Order No. 5019 issued July 19, 2023 in FECM Docket No. 23-46-LNG, or any order issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Corpus Christi Facility to countries that have entered into a free trade agreement with the United States of America; or (B) Ordering Paragraph F of DOE/FE Order No. 3638 issued May 12, 2015 in FE Docket No. 12-97-LNG, Ordering Paragraph F of DOE/FE Order No. 4490 issued February 10, 2020 in FE Docket No. 18-78-LNG, Ordering Paragraph B of DOE/FE Order No. 4799 issued March 16, 2022 in FE Docket No. 19-124-LNG, Ordering Paragraph B of DOE/FE Order No. 5391 issued February 26, 2026 in FE Docket No. 23-46-LNG, or any order issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Corpus Christi Facility to countries that have not entered into a free trade agreement with the United States of America requiring national treatment for trade in natural gas, which currently has or in the future develops capacity to import LNG, and with which trade is not prohibited by United States law or policy, and/or
(ii)to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such LNG to such countries; and
(b)with respect to all LNG loaded at the Sabine Pass Facility:
(i)to countries identified in (A) Ordering Paragraph B of DOE/FE Order No. 2833 issued September 7, 2010 in FE

Docket No. 10-85-LNG, Ordering Paragraph B of DOE/FE Order No. 3306 issued July 11, 2013 in FE Docket No. 13-30-LNG, Ordering Paragraph B of DOE/FE Order No. 3307 issued July 12, 2013 in FE Docket No. 13-42-LNG, Ordering Paragraph B of DOE/FE Order No. 3384 issued January 22, 2014 in FE Docket No. 13-121-LNG, Ordering Paragraph B of DOE/FE Order No. 3595 issued February 12, 2015 in FE Docket No. 14-92-LNG, Ordering Paragraph B of DOE/FE Order No. 4520 issued April 14, 2020 in FE Docket No. 19-125-LNG, Ordering Paragraph B of DOE/FE Order No. 5181 issued October 17, 2024 in FE Docket No. 24-27-LNG, or any order issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Sabine Pass Facility to countries that have entered into a free trade agreement with the United States of America; or (B) Ordering Paragraph D of DOE/FE Order No. 2961-A issued August 7, 2012 in FE Docket No. 10-111-LNG (Errata, September 4, 2012), Ordering Paragraph F of DOE/FE Order No. 3669 issued June 26, 2015 in FE Docket Nos. 13-30-LNG, 13-42-LNG, and 13-121-LNG, Ordering Paragraph F of DOE/FE Order No. 3792 issued March 11, 2016 in FE Docket No. 15-63-LNG, Ordering Paragraph B of DOE/FE Order No. 4800 issued March 16, 2022 in FE Docket No. 19-125-LNG, or any order issued by the U.S. Department of Energy after the Effective Date granting long-term authorization to Seller and/or its Affiliates to export LNG from the Sabine Pass Facility to countries that have not entered into a free trade agreement with the United States of America requiring national treatment for trade in natural gas, which currently has or in the future develops capacity to import LNG, and with which trade is not prohibited by United States law or policy, and/or
(ii)to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such LNG to such countries.
Buyer further commits to cause a report to be provided to Seller (and to any other Seller Affiliate as may be required from time to time by Seller) that identifies the country of destination, upon delivery, into which the exported LNG was actually delivered, and to include in any resale contract for such LNG the necessary conditions to ensure that Seller (and any other Seller Affiliate as may be identified from time to time by Seller) are made aware of all such actual destination countries. Each Party agrees to comply with all U.S. Department of Energy export authorizations authorizing the export of LNG from the Corpus Christi Facility and the Sabine Pass Facility, as applicable. If any export authorization requires conditions to be included in this Agreement then, within fifteen (15) Days following the issuance of such export authorization (or the amendment or other modification to an existing export authorization) imposing such condition, the Parties shall discuss the appropriate changes to be made to this Agreement to comply with such export authorization and shall amend this Agreement accordingly.
26.1.2Without prejudice to Section 26.1.1, with respect to all LNG purchased hereunder that is loaded at an LNG facility other than the Corpus Christi Facility or the Sabine Pass Facility: (a) Buyer acknowledges and agrees that it will resell or transfer such LNG for delivery only to countries authorized pursuant to the applicable export authorization (whether issued by the U.S. Department of Energy or otherwise), and/or to purchasers that have agreed in writing to limit their direct or indirect resale or transfer of such LNG to such countries; (b) Buyer further commits to cause a report to be provided to Seller that identifies the country of destination, upon delivery, into which the exported LNG was actually delivered, and to include in any resale contract for such LNG the necessary conditions to ensure Seller is made aware of all such actual destination countries; and (c) each Party agrees to comply with the export authorization(s) applicable to the export of LNG from such LNG facility.
26.1.3Buyer represents and warrants that the final delivery of LNG received pursuant to the terms of this Agreement, and all transactions associated with such LNG are permitted and lawful under United States of America laws and policies, including the rules, regulations, orders, policies, and other determinations of the U.S. Department of Energy, the Office of Foreign Assets Control of the United States Department of the Treasury and the Federal Energy Regulatory Commission, and Buyer shall not take any action which would cause any export authorization(s) referred to in Section 26.1.1 or Section 26.1.2 to be withdrawn, revoked, suspended or not renewed. Buyer shall promptly provide to Seller all information required by Seller and its Affiliates, to comply with such export authorization(s) and shall provide the delivery destination reports (as described in Section 26.1.1 and Section 26.1.2) for all LNG sold hereunder, to Seller (and any other Seller Affiliate as may be identified from time to time by Seller), not later than the fifteenth (15th) Day of the Month following the Month in which any relevant LNG is delivered to the country of destination. In addition to the information required pursuant to Section 26.1, such delivery destination reports shall contain any other information required by the applicable export authorization(s).
26.2Use of LNG
At all times during the Term, Buyer shall, with respect to all LNG delivered by Seller to Buyer pursuant to this Agreement: (a) utilize such LNG as a refined product or chemical feedstock; (b) use or consume such LNG to produce power for sale to customers; (c) market such LNG to distributors or wholesalers for resale to their own customers; or (d) resell such LNG to other Persons provided that the transfer by Buyer to a Transporter of gas that boils off from a cargo in transit from the Delivery Point shall be considered to be a sale.
26.3Prohibited Practices
26.3.1Each Party agrees that in connection with this Agreement and the activities contemplated herein, it will comply with all Applicable Laws applicable to that Party.
26.3.2Each Party agrees that in connection with this Agreement and the activities contemplated herein, it will take no action, or omit to take any action, which would cause the other Party to be in violation of any Applicable ABAC Law applicable to such other Party.
26.3.3Without limiting Section 26.3.1 or Section 26.3.2, each Party agrees on behalf of itself, its directors, officers, employees, agents, contractors, and Affiliates, not to pay any fees, commissions or rebates to any employee, officer or agent of the other Party or its Affiliates or shareholders nor provide or cause to be provided to any of them any gifts or entertainment of significant cost or value in connection with this Agreement or in order to influence or induce any actions or inactions in connection with the commercial activities of the Parties hereunder.
26.4Records; Audit
Each Party shall keep all records necessary to confirm compliance with Sections 26.1, 26.2, 26.3.2, and 26.3.3 for a period of three (3) years following the year for which such records apply. If either Party asserts that the other Party is not in compliance with Sections 26.1, 26.2, 26.3.2, or 26.3.3, the Party asserting noncompliance shall send a notice to the other Party indicating the type of noncompliance asserted. After giving such notice, the Party asserting noncompliance may cause an independent auditor to audit the records of the other Party in respect of the asserted noncompliance. The costs of any independent auditor under this Section 26.4 shall be paid (a) by the Party being audited, if such Party is determined not to be in compliance with Sections 26.1, 26.2, 26.3.2 or 26.3.3, as applicable, and (b) by the Party requesting the audit, if the Party being audited is determined to be in compliance with Sections 26.1, 26.2, 26.3.2, or 26.3.3, as applicable.
26.5Indemnity
Each Party agrees to indemnify and hold the other Party harmless from any Losses arising out of the indemnifying Party’s breach of any or all of Section 26.1, Section 26.3, or Section 26.4 or the breach of the representation and warranty in Section 17.3. Any payment or indemnity obligation for which the indemnifying Party is liable under this Section 26.5 shall not be limited by Section 15.2.1.
(The remainder of this page is intentionally left blank)

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:	BUYER:

CORPUS CHRISTI LIQUEFACTION, LLC	CHENIERE MARKETING INTERNATIONAL LLP

	By:	CHENIERE MARKETING, LLC, its managing member

/s/ Anatol Feygin		/s/ Scott Culberson
Name: Anatol Feygin		Name: Scott Culberson
Title: Executive Vice President and Chief Commercial Officer		Title: Executive Vice President, Worldwide Trading

EXHIBIT A
MEASUREMENT
1.    Parties to Supply Devices
a)    General. Unless otherwise agreed, Buyer and Seller shall supply equipment and conform to procedures that are in accordance with the latest version of the standards referred to in this document.
b)    Buyer Devices. Buyer or Buyer’s agent shall supply, operate and maintain, or cause to be supplied, operated and maintained, suitable gauging devices for the liquid level in LNG tanks of the LNG Tankers, pressure and temperature measuring devices, and any other measurement or testing devices which are incorporated in the structure of LNG vessels or customarily maintained on board ship.
c)    Seller Devices. Seller shall supply, operate and maintain, or cause to be supplied, operated and maintained, devices required for collecting samples and for determining quality and composition of the LNG and any other measurement or testing devices which are necessary to perform the measurement and testing required hereunder at the Production Facility.
d)    Dispute. Any Dispute arising under this Exhibit A shall be submitted to an Expert under Section 21.2 of this Agreement.
2.    Selection of Devices
All devices provided for in this Exhibit A shall be approved by Seller, acting as a Reasonable and Prudent Operator. The required degree of accuracy (which shall in any case be within the permissible tolerances defined herein and in the applicable standards referenced herein) of such devices selected shall be mutually agreed upon by Buyer and Seller. In advance of the use of any device, the Party providing such device shall cause tests to be carried out to verify that such device has the required degree of accuracy.
3.    Verification of Accuracy and Correction for Error
a)    Accuracy. Accuracy of devices used shall be tested and verified at the request of either Party, including the request by a Party to verify accuracy of its own devices. Each Party shall have the right to inspect at any time the measurement devices installed by the other Party, provided that the other Party is notified in advance. Testing shall be performed only when both Parties are represented, or have received adequate advance notice thereof, using methods recommended by the manufacturer or any other method agreed to by Seller and Buyer. At the request of any Party hereto, any test shall be witnessed and verified by an independent surveyor mutually agreed upon by Buyer and Seller. Permissible tolerances shall be as defined herein or as defined in the applicable standards referenced herein.
b)    Inaccuracy. Inaccuracy of a device exceeding the permissible tolerances shall require correction of previous recordings, and computations made on the basis of those recordings, to zero error with respect to any period which is definitely known or agreed upon by the Parties as well as adjustment of the device. All invoices issued during such period shall be amended accordingly to reflect such correction, and an adjustment in payment shall be made between Buyer and Seller. If the period of error is neither known nor agreed upon, and there is no evidence as to the duration of such period of error, corrections shall be made and invoices amended for each delivery of LNG made during the last half of the period since the date of the most recent calibration of the inaccurate device. However, the provisions of this Paragraph 3 shall not be applied to require the modification of any invoice that has become final pursuant to Section 10.3.2 of this Agreement.
c)    Costs and Expenses of Test Verification. All costs and expenses for testing and verifying Seller’s measurement devices shall be borne by Seller, and all costs and expenses for testing and verifying Buyer’s measurement devices shall be borne by Buyer. The fees and charges of independent surveyors for measurements and calculations shall be borne by the Parties in accordance with Section 13.11.3 of this Agreement.
4.    Tank Gauge Tables of LNG Tankers
a)    Initial Calibration. Buyer shall arrange or caused to be arranged, for each tank of each LNG Tanker, a calibration of volume against tank level. Buyer shall provide Seller or its designee, or cause Seller or its designee to be provided, with a certified copy of tank gauge tables for each tank of each LNG Tanker verified by a competent impartial authority or authorities mutually agreed upon by the Parties. Such tables shall include correction tables for list, trim, tank contraction and any other items requiring such tables for accuracy of gauging.
Tank gauge tables prepared pursuant to the above shall indicate volumes in cubic meters expressed to the nearest thousandth (1/1000), with LNG tank depths expressed in meters to the nearest hundredth (1/100).
b)    Presence of Representatives. Seller and Buyer shall each have the right to have representatives present at the time each LNG tank on each LNG Tanker is volumetrically calibrated.
c)    Recalibration. If the LNG tanks of any LNG Tanker suffer distortion of such nature as to create a reasonable doubt regarding the validity of the tank gauge tables described herein (or any subsequent calibration provided for herein), Buyer or Buyer’s agent shall recalibrate the damaged tanks, and the vessel shall not be employed as an LNG Tanker hereunder until appropriate corrections are made. If mutually agreed between Buyer and Seller representatives, recalibration of damaged tanks can be deferred until the next time when such damaged tanks are warmed for any reason, and any corrections to the prior tank gauge tables will be made from the time the distortion occurred. If the time of the distortion cannot be ascertained, the Parties shall mutually agree on the time period for retrospective adjustments.
5.    Units of Measurement and Calibration
The Parties shall co-operate in the design, selection and acquisition of devices to be used for measurements and tests in order that all measurements and tests may be conducted in the SI system of units, except for the quantity delivered which is expressed in MMBtu, the Gross Heating Value (volume based) which is expressed in Btu/SCF and the pressure which is expressed in millibar and temperature in Celsius. In the event that it becomes necessary to make measurements and tests using a new system of units of measurements, the Parties shall establish agreed upon conversion tables.
6.    Accuracy of Measurement
All measuring equipment must be maintained, calibrated and tested in accordance with the manufacturer’s recommendations. In the absence of a manufacturer’s recommendation, the minimum frequency of calibration shall be one hundred eighty (180) days, unless otherwise mutually agreed between the Parties. Documentation of all tests and calibrations will be made available by the Party performing the same to the other Party. Acceptable accuracy and performance tolerances shall be:
a)    Liquid Level Gauging Devices.
Each LNG tank of the LNG Tanker shall be equipped with primary and secondary liquid level gauging devices as per Paragraph 7(b) of this Exhibit A.
The measurement accuracy of the primary gauging devices shall be plus or minus seven point five (± 7.5) millimeters and the secondary liquid level gauging devices shall be plus or minus ten (± 10) millimeters.
The liquid level in each LNG tank shall be logged or printed.
b)    Temperature Gauging Devices.
The temperature of the LNG and of the vapor space in each LNG tank shall be measured by means of a number of properly located temperature measuring devices sufficient to permit the determination of average temperature.
The measurement accuracy of the temperature gauging devices shall be as follows:
(i)    in the temperature range of minus one hundred sixty five to minus one hundred forty degree Celsius (-165C to -140°C), the accuracy shall be plus or minus zero point two degree Celsius (± 0.2 °C);
(ii)    in the temperature range of minus one hundred forty to plus forty degree Celsius (-140C to +40 °C), the accuracy shall be plus or minus one point five degree Celsius (± 1.5 °C).
The temperature in each LNG tank shall be logged or printed.
c)    Pressure Gauging Devices.
Each LNG tank of the LNG Tanker shall have one (1) absolute pressure gauging device.
The measurement accuracy of the pressure gauging device shall be plus or minus one percent (± 1%) of the measuring range.
The pressure in each LNG tank shall be logged or printed.

d)    List and Trim Gauging Devices.
A list gauging device and a trim gauging device shall be installed. These shall be interfaced with the custody transfer system.
The measurement accuracy of the list and the trim gauging devices shall be better than plus or minus zero point zero five (±0.05) degrees for list and plus or minus zero point zero one (± 0.01) meters for trim.
7.    Gauging and Measuring LNG Volumes Delivered
a)    Gauge Tables. Upon Seller’s representative and the independent surveyor, if present, arriving on board the LNG Tanker prior to the commencement of or during loading, Buyer or Buyer’s representative shall make available to them a certified copy of tank gauge tables for each tank of the LNG Tanker.
b)    Gauges. Volumes of LNG delivered pursuant to this Agreement shall be determined by gauging the LNG in the tanks of the LNG Tankers before and after loading. Each LNG Tanker’s tank shall be equipped with a minimum of two (2) independent sets of level gauges, each set utilizing preferably a different measurement principle. Comparison of the two (2) systems, designated as Primary and Secondary Measurement Systems, shall be performed from time to time to ensure compliance with the acceptable performance tolerances stated herein.
c)    Gauging Process. Gauging the liquid level of each tank of the LNG Tankers and measuring of liquid temperature, vapor temperature and vapor pressure in each LNG tank, trim and list of the LNG Tankers, and atmospheric pressure shall be performed, or caused to be performed, by Buyer before and after loading. Seller’s representative shall have the right to be present while all measurements are performed and shall verify the accuracy and acceptability of all such measurements. The first gauging and measurements shall be made immediately before the commencement of loading. The second gauging and measurements shall take place immediately after the completion of loading.
d)    Records. Copies of gauging and measurement records shall be furnished to Seller immediately upon completion of loading.
e)    Gauging Liquid Level of LNG. The level of the LNG in each LNG tank of the LNG Tanker shall be gauged by means of the primary gauging device installed in the LNG Tanker for that purpose. The level of the LNG in each tank shall be logged or printed.
Measurement of the liquid level in each LNG tank of the LNG Tanker shall be made to the nearest millimeter by using the primary liquid level gauging devices. Should the primary devices fail, the secondary device shall be used.
Five (5) readings shall be made following manufacturer’s recommendations on reading interval. The arithmetic average of the readings rounded to the nearest millimeter using one (1) decimal place shall be deemed the liquid level.
f)    Determination of Temperature. The temperature of the LNG and of the vapor space in each LNG tank shall be measured by means of a sufficient number of properly located temperature measuring devices to permit the determination of average temperature. Temperatures shall be measured at the same time as the liquid level measurements and shall be logged or printed.
In order to determine the temperature of liquid and vapor respectively in the LNG Tanker one (1) reading shall be taken at each temperature gauging device in each LNG tank. An arithmetic average of such readings rounded to the nearest zero point one degree Celsius (0.1 °C) using two (2) decimal places with respect to vapor and liquid in all LNG tanks shall be deemed the final temperature of the vapor and liquid respectively.
Buyer shall cause each cargo tank in the LNG Tanker to be provided with a minimum of five (5) temperature measuring devices. One such measuring device shall be located in the vapor space at the top of each cargo tank, one near the bottom of each cargo tank and the remainder distributed at appropriate intervals from the top to the bottom of the cargo tank. These devices shall be used to determine the average temperatures of the liquid cargo and the vapor in the cargo tank.
The average temperature of the vapor in an LNG Tanker shall be determined immediately before loading by means of the temperature measuring devices specified above at the same time as when the liquid level is measured. The temperature measuring devices shall be fully surrounded by the vapor. This determination shall be made by taking the temperature readings of the temperature measuring devices in question to the nearest zero point zero one degrees Celsius (0.01°C), and if more than one of the devices are fully surrounded by the vapor, by averaging those readings, and rounding to one (1) decimal place.
The average temperature of the liquid in an LNG Tanker shall be determined immediately after loading by means of the temperature measuring devices specified above.
g)    Determination of Pressure. The pressure of the vapor in each LNG tank shall be determined by means of pressure measuring devices installed in each LNG tank of the LNG Tankers. The atmospheric pressure shall be determined by readings from the standard barometer installed in the LNG Tankers. Pressures shall be measured at the same time as the liquid level measurements, and shall be logged or printed.
Buyer shall cause the LNG Tanker to be provided with pressure measuring equipment capable of determining the absolute pressure of the vapor in each cargo tank with an accuracy equal to or better than plus or minus one percent (± 1%) of the measuring range.
The pressure of the vapor in an LNG Tanker shall be determined immediately before loading at the same time as when the liquid level is measured.
Such determination shall be made by taking the pressure readings of the pressure measuring devices to the nearest millibar, then averaging these readings and rounding to a whole millibar.
h)    Determination of Density. The LNG density shall be calculated using the revised Klosek-McKinley method. Should any improved data, method of calculation or direct measurement device become available which is acceptable to both Buyer and Seller, such improved data, method or device shall then be used.

8.    Samples for Quality Analysis
a)    General. Representative liquid samples shall be collected from an appropriate point located as close as practical to the loading line starting one (1) hour after full loading rate is reached and ending one (1) hour before ramping down from the full loading rate.
Sampling conducted by Seller will conform with the procedure specified in (i), (ii) or (iii) as follows:
(i)    Online chromatograph: A sample shall be taken and analyzed at least once every twenty (20) minutes by an on-line chromatograph during the sampling period referenced in the opening paragraph of section 8(a) of this Exhibit A. These intermittent samples will be passed through a vaporizer, and samples of the vaporized liquid will be analyzed. The arithmetically averaged analysis, representative of the delivered LNG cargo shall be used for all appropriate calculations. Samples taken when biphasic or where overheated LNG is suspected to be in the main transfer line will be disregarded.
    In instances where the on-line chromatograph system being utilized were to fail during loading operations manual samples (composite or spot) collected shall be analyzed.
(ii)    Composite sample: One (1) representative sample of the loading shall be collected by continuous sampling of the delivered LNG. If applicable the sample analysis shall be applied to the appropriate calculations associated with the delivered LNG cargo.
(iii)    Spot samples: One (1) spot sample shall be collected from the vaporizer at each point in time corresponding to approximately twenty-five percent (25%), fifty percent (50%) and seventy-five percent (75%) of loading is completed. If applicable the analysis of spot samples shall be conducted, averaged and applied to the appropriate calculations associated with the delivered LNG cargo.
b)    Manual Samples. It is recognized that for every loading manual samples should be retained for use by Buyer and Seller.
(i)    Where sampling analysis is conducted using spot samples per section 8(a)iii of this Exhibit A, two (2) sets of samples shall be collected from the vaporizer at each point in time corresponding to approximately twenty-five percent (25%), fifty percent (50%) and seventy-five percent (75%) of loading is completed and retained.
(ii)    Where sampling analysis is conducted using a composite sample per section 8(a)ii of this Exhibit A, two (2) samples shall be collected from the collection devices at the end of loading and retained.
The samples collected shall be properly labeled and sealed by the independent surveyor in attendance. Seller shall retain all samples for a period of thirty (30) days, unless the analysis is disputed prior to the end of such thirty (30) day period. If the analysis is in dispute, the samples will be retained until the dispute is resolved.

Notwithstanding the above, it is recognized from time to time that Buyer may require one (1) of the retained samples to accompany the LNG cargo delivery, provided sufficient notice.
Where Buyer receives a set of samples, Buyer shall return the set of sample cylinders provided or an identical set within sixty (60) days. If the set of sample cylinders provided are not returned or replaced to Seller’s satisfaction within the sixty (60) day period, Seller will procure replacement cylinders and Buyer will be invoiced for the cost of replacement cylinders inclusive of preparation cost.
Sampling and analysis methods and procedures that differ from the above may be employed with the mutual agreement of the Parties.
9.    Quality Analysis
a)    Certification and Deviation. Chromatograph calibration gasses shall be provided and their composition certified by an independent third party. From time to time, deviation checks shall be performed to verify the accuracy of the gas composition mole percentages and resulting calculated physical properties. Analyses of a sample of test gas of known composition resulting when procedures that are in accordance with the above mentioned standards have been applied will be considered as acceptable if the resulting calculated gross heating value is within plus or minus zero point three percent (± 0. 3%) of the known gross heating value of the test gas sample. If the deviation exceeds the tolerance stated, the gross real heating value, relative density and compressibility previously calculated will be corrected immediately. Previous analyses will be corrected to the point where the error occurred, if this can be positively identified to the satisfaction of both Parties. Otherwise it shall be assumed that the drift has been linear since the last recalibration and correction shall be based on this assumption.
b)    GPA Standard 2261. All samples shall be analyzed by Seller to determine the molar fraction of the hydrocarbon and other components in the sample by gas chromatography using a mutually agreed method in accordance with GPA Standard 2261 - Method of Analysis for Gas and Similar Gaseous Mixtures by Gas Chromatography, current as of January 1st, 1990 and as periodically updated or as otherwise mutually agreed by the Parties. If better standards for analysis are subsequently adopted by GPA or other recognized competent impartial authority, upon mutual agreement of Buyer and Seller, they shall be substituted for the standard then in use, but such substitution shall not take place retroactively. A calibration of the chromatograph or other analytical instrument used shall be performed by Seller immediately prior to the analysis of the sample of LNG delivered. Seller shall give advance notice to Buyer of the time Seller intends to conduct a calibration thereof, and Buyer shall have the right to have a representative present at each such calibration; provided, however, Seller will not be obligated to defer or reschedule any calibration in order to permit the representative of Buyer to be present.
c)    GPA Standard 2377. Seller shall determine the presence of Hydrogen Sulfide (H2S) by use of GPA Standard 2377 – Test of Hydrogen Sulfide and Carbon Dioxide in Gas Using Length of Stain Tubes. Total sulfur will be determined as the summation of sulfur compounds (i.e. mercaptans) following ASTM D1988-06 (Standard Test Method for Mercaptans in Natural Gas using Length-of-Stain Detector Tubes). If the presence of Hydrogen Sulfide or sulfur compounds is detected, an additional test shall be performed to confirm the respective concentration(s)

following either: (i) ASTM D6228 (Determination of Sulfur Compounds in Natural Gas and Gaseous Fuels by Gas Chromatography and Flame Photometric Detection), (ii) ASTM D5504 (Determination of Sulfur Compounds in Natural Gas and Gaseous Fuels by Gas Chromatography and Chemiluminescence), (iii) ASTM D6667 (Determination of Total Volatile Sulfur in Gaseous Hydrocarbons and Liquefied Petroleum Gases by Ultraviolet Fluorescence), or (iv) any other testing method mutually agreed by the Parties.
10.    Operating Procedures
a)    Notice. Prior to conducting operations for measurement, gauging, sampling and analysis provided in this Exhibit A, the Party responsible for such operations shall notify the appropriate representatives of the other Party, allowing such representatives reasonable opportunity to be present for all operations and computations; provided that the absence of the other Party’s representative after notification and opportunity to attend shall not prevent any operations and computations from being performed.
b)    Independent Surveyor. At the request of either Party any measurement, gauging, sampling and analysis shall be witnessed and verified by an independent surveyor mutually agreed upon by Buyer and Seller. The results of such surveyor’s verifications shall be made available promptly to each Party.
c)    Preservation of Records. All records of measurement and the computed results shall be preserved by the Party responsible for taking the same, or causing the same to be taken, and made available to the other Party for a period of not less than three (3) years after such measurement and computation.
11.    Quantities Delivered
a)    Calculation of MMBtu Quantities. Seller shall calculate, or cause to be calculated and Buyer shall verify, the quantity of MMBtu delivered. Either Party may, at its own expense, require the measurements and calculations and/or their verification by an independent surveyor, mutually agreed upon by the Parties. Consent to an independent surveyor proposed by a Party shall not be unreasonably withheld by the other Party.
b)    Determination of Gross Heating Value. All component values shall be in accordance with the latest revision of GPA Standard 2145 SI (2009) - Physical Constants for Hydrocarbons & Other Compounds of Interest to the Natural Gas Industry and the latest revision of the reference standards therein. Standard reference conditions for Hi component should be 15°C & 101.325 kPa.
c)    Determination of Volume of LNG Loaded.
(i)    The LNG volume in the tanks of the LNG Tanker before and after loading (valves have to be closed) shall be determined by gauging on the basis of the tank gauge tables provided for in Paragraph 6. During the period when measurement is occurring, no LNG cargo, ballast, boil-off gas, fuel oil or other cargo transfer activity will be carried out on the LNG Tanker. Measurements shall first be made immediately before loading commences. Accordingly, after connection of the loading arms, but prior to their cool-down, and immediately before opening the manifold ESD valves of the LNG Tanker, the initial gauging shall be conducted upon the confirmation of stoppage of all spray pumps and compressors and shut-off of the gas master valve to the LNG Tanker’s boilers or any other gas consuming unit. The gas master valve to the LNG Tanker’s boilers or any other gas consuming unit shall remain closed until after the second gauging, unless a regulatory change requires the consumption of gas during the vessel loading operations and/or upon mutual agreement between all parties upon which event the procedure for the measurement of gas consumed during loading shall be calculated in accordance with Paragraph 12.4 of this Exhibit A. A second gauging shall be made immediately after loading is completed. Accordingly, the second gauging shall be conducted upon the confirmation of shut-off of the manifold ESD valves, with transfer pumps off and allowing sufficient time for the liquid level to stabilize. Measurements prior to loading and after loading will be carried out based on the condition of the LNG Tanker’s lines upon arrival at berth. Since significant volumes of LNG may remain in the LNG Tanker’s manifold and crossover, gauging will be performed with these lines in the same condition prior to loading and after loading. If the LNG Tanker’s manifold and crossover lines are empty (warm) when measurement is taken before loading commences, they will be emptied prior to measurement following the completion of loading. If the crossover lines are liquid filled (cold) when measurement is taken before loading commences, they will remain full (cold) until measurement is taken following the completion of loading. The volume of LNG remaining in the tanks immediately before loading of the LNG Tanker shall be subtracted from the volume immediately after loading and the resulting volume shall be taken as the volume of the LNG delivered from the terminal to the LNG Tanker.
The volume of LNG stated in cubic meters to the nearest zero point zero zero one (0.001) cubic meter, shall be determined by using the tank gauge tables and by applying the volume corrections set forth therein.
(ii)    Gas returned to the terminal and gas consumed by the LNG Tanker during loading shall be taken into account to determine the volume loaded for Buyer’s account in accordance with the formula in Paragraph 12.4 of this Exhibit A – MMBtu Calculation of the Quantity of LNG Loaded.
(iii)    If failure of the primary gauging and measuring devices of an LNG Tanker should make it impossible to determine the LNG volume, the volume of LNG loaded shall be determined by gauging the liquid level using the secondary gauging and measurement devices. If an LNG Tanker is not so equipped, the volume of LNG loaded shall be determined by gauging the liquid level in Seller’s onshore LNG storage tanks immediately before and after loading the LNG Tanker, in line with the terminal procedures, and such volume shall have subtracted from it an estimated LNG volume, agreed upon by the Parties, for boil-off from such tanks during the loading of such LNG Tanker. Seller shall provide Buyer, or cause Buyer to be provided with, a certified copy of tank gauge tables for each onshore LNG tank which is to be used for this purpose, such tables to be verified by a competent impartial authority.
12.    Calculations
The calculation procedures contained in this Paragraph 12 are generally in accordance with the Institute of Petroleum Measurement Manual, Part XII, the Static Measurement of Refrigerated Hydrocarbon Liquids, Section 1, IP 251/76.

d     =    density of LNG loaded at the prevailing composition and temperature Tl in kg/m3, rounded to two (2) decimal places, calculated according to the method specified in Paragraph 12.1 of this Exhibit A.
Hi    =    gross heating value (mass based) of component “i” in MJ/kg, in accordance with Paragraph 12.6(a) of this Exhibit A.
Hm    =    gross heating value (mass based) of the LNG loaded in MJ/kg, calculated in accordance with the method specified in Paragraph 12.3 of this Exhibit A, rounded to four (4) decimal places.
Hv    =    gross heating value (volume based) of the LNG loaded in Btu/SCF, calculated in accordance with the method specified in Paragraph 12.5 of this Exhibit A.
K1    =     volume correction in m3/kmol, at temperature Tl, obtained by linear interpolation from Paragraph 12.6(c) of this Exhibit A, rounded to six (6) decimal places.
K2    =    volume correction in m3/kmol, at temperature Tl obtained by linear interpolation from Paragraph 12.6(d) of this Exhibit A, rounded to six (6) decimal places.
Mi    =    molecular mass of component “i” in kg/kmol, in accordance with Paragraph 12.6(a) of this Exhibit A.
P     =    average absolute pressure of vapor in an LNG Tanker immediately before loading, in millibars, rounded to a whole millibar.
Q    =    number of MMBtu contained in the LNG delivered, rounded to the nearest ten (10) MMBtu.
Tl     =    average temperature of the liquid cargo in the LNG Tanker immediately after loading, in degrees Celsius, rounded to one (1) decimal place.
Tv     =     average temperature of the vapor in an LNG Tanker immediately before loading, in degrees Celsius, rounded to one (1) decimal place.
V    =    the volume of the liquid cargo loaded, in cubic meters, rounded to three (3) decimal places.
Vh    =    the volume of the liquid cargo in an LNG Tanker immediately before loading, in cubic meters, rounded to three (3) decimal places.
Vb    =    the volume of the liquid cargo in an LNG Tanker immediately after loading, in cubic meters, rounded to three (3) decimal places.
Vi    =    molar volume of component “i” at temperature Tl, in m3/kmol, obtained by linear interpolation from Paragraph 12.6(b) of this Exhibit A, rounded to six (6) decimal places.
Xi    =    molar fraction of component “i” of the LNG samples taken from the loading line, rounded to four (4) decimal places, determined by gas chromatographic analysis.

Xm    =    the value of Xi for methane.
Xn    =    the value of Xi for nitrogen.
12.1     Density Calculation Formula
The density of the LNG loaded which is used in the MMBtu calculation in 12.4 of this Exhibit A shall be calculated from the following formula derived from the revised Klosek-McKinley method:
In the application of the above formula, no intermediate rounding shall be made if the accuracy of “d” is thereby affected.
12.2    Calculation of Volume Delivered
The volume, in cubic meters, of each LNG cargo loaded shall be calculated by using the following formula:
12.3     Calculation of Gross Heating Value (Mass Based)
The gross heating value (mass based), in MJ/kg, of each LNG cargo loaded shall be calculated by using the following formula:
12.4    MMBtu Calculation of the Quantity of LNG Loaded
The number of MMBtu contained in the LNG loaded shall be calculated using the following formula:
The derivation of the conversion factor 1/1055.12 in the formula in this Paragraph for the conversion of MJ into MMBtu is obtained from GPA-2145:1994 and IP-251:1976 as follows:

(a)    q(T,P) means the gross heating value (measured at temperature T and pressure P), contained in a given quantity of gas;
(b)    q(60°F, 14.696 psia) in MJ = 1/1.00006 x q(15°C, 1013.25 millibar) in MJ;
(c)    1 MMBtu corresponds to 1055.06 MJ;
(d)    q(60°F, 14.696 psia) in MMBtu = 1/1055.06 x q(60°F, 14.696 psia) in MJ; and
(e)    Combining (b) and (d) above yields:
q(60°F, 14.696 psia) in MMBtu = 1/1055.12 x q(15°C, 1013.25 millibar) in MJ.
Hence the number of MJ derived shall be divided by 1055.12 to obtain the number of MMBtu for invoicing purposes.
QBOG    =    the quantity of boil off gas in MJ consumed by the LNG tanker during loading, calculated as follows:
QBOG = (V2 x 55.575)
where:
V2    =    the quantity of natural gas consumed by the LNG tanker during loading (as calculated pursuant to the below formula), stated in kg and rounded to the nearest kg; and
55.575 =    the heating value of the vapor (assumed to be 100% of methane) stated in MJ/kg at standard reference conditions (15˚C, 1.01325 bar) for both combustion & metering references (tables below).
Quantity of Natural Gas Consumed by LNG Tanker (V2)
The quantity of natural gas consumed by the LNG tanker during loading shall be computed by taking the initial and the final reading of Natural Gas Consumption Meter on board the tanker (i.e. final reading of Natural Gas Consumption Meter after completion of loading minus initial reading of Natural Gas Consumption Meter before the start of loading) and is calculated by using the following formula:
V2    =    Vf – Vi
where:
V2    =    the quantity of natural gas consumed by the LNG tanker during loading, stated in kg;
Vf    =    the reading of Natural Gas Consumption Meter on board the tanker after the completion of loading, stated in kg; and

Vi    =    the reading of Natural Gas Consumption Meter on board the tanker before the start of loading, stated in kg.
12.5    Calculation of Gross Heating Value (Volume Based)
The calculation of the Gross Heating Value (volume based) in Btu/SCF shall be derived from the same compositional analysis as is used for the purposes of calculating the Gross Heating Value (mass based) Hm and the following formula shall apply:
The derivation of the conversion factor 1.13285 for the conversion of MJ/kmol into Btu/SCF is obtained as follows:
(a)    molar gross heating value = ∑ (Xi x Mi x Hi) MJ/kmol;
(b)    1 kmol = 2.20462 lbmol;
(c)    1 lbmol = 379.482 SCF;
(d)    hence 1 kmol = 836.614 SCF; and
(e)    Hv = 1,000,000/ (1055.12 x 836.614) x ∑ (Xi x Mi x Hi) Btu/SCF

12.6    Data
(a)    Values    of Hi and Mi

Component	Hi (in MJ/kg)	Mi (in kg/kmol)
Methane	55.575	16.0425
Ethane	51.951	30.0690
Propane	50.369	44.0956
Iso-Butane	49.388	58.1222
N-Butane	49.546	58.1222
Iso-Pentane	48.950	72.1488
N-Pentane	49.045	72.1488
N-Hexane	48.715	86.1754
Nitrogen	0	28.0134
Carbon Dioxide	0	44.0095
Oxygen	0	31.9988

Source: GPA Publication 2145 Sl-2009: “Table of Physical Properties for Hydrocarbons and Other Compounds of Interest to the Natural Gas Industry”.

(b)    Values of Vi (cubic meter/kmol)

Temperature	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
Methane	0.039579	0.038983	0.038419	0.038148	0.037884	0.037375	0.036890
Ethane	0.048805	0.048455	0.048111	0.047942	0.047774	0.047442	0.047116
Propane	0.063417	0.063045	0.062678	0.062497	0.062316	0.061957	0.061602
Iso-Butane	0.079374	0.078962	0.078554	0.078352	0.078151	0.077751	0.077356
N-Butane	0.077847	0.077456	0.077068	0.076876	0.076684	0.076303	0.075926
Iso-Pentane	0.092817	0.092377	0.091939	0.091721	0.091504	0.091071	0.090641
N-Pentane	0.092643	0.092217	0.091794	0.091583	0.091373	0.090953	0.090535
N-Hexane	0.106020	0.105570	0.105122	0.104899	0.104677	0.104236	0.103800
Nitrogen	0.055877	0.051921	0.048488	0.046995	0.045702	0.043543	0.041779
Carbon Diox	0.027950	0.027650	0.027300	0.027200	0.027000	0.026700	0.026400
Oxygen	0.03367	0.03275	0.03191	0.03151	0.03115	0.03045	0.02980

Source: National Bureau of Standards Interagency Report 77-867, Institute of Petroleum IP251/76 for Oxygen.
Note:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied

(c)    Values of Volume Correction Factor, K1 (cubic meter/kmol)

Molecular Mass of Mixture	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
16.0	-0.000012	-0.000010	-0.000009	-0.000009	-0.000008	-0.000007	-0.000007
16.5	0.000135	0.000118	0.000106	0.000100	0.000094	0.000086	0.000078
17.0	0.000282	0.000245	0.000221	0.000209	0.000197	0.000179	0.000163
17.2	0.000337	0.000293	0.000261	0.000248	0.000235	0.000214	0.000195
17.4	0.000392	0.000342	0.000301	0.000287	0.000274	0.000250	0.000228
17.6	0.000447	0.000390	0.000342	0.000327	0.000312	0.000286	0.000260
17.8	0.000502	0.000438	0.000382	0.000366	0.000351	0.000321	0.000293
18.0	0.000557	0.000486	0.000422	0.000405	0.000389	0.000357	0.000325
18.2	0.000597	0.000526	0.000460	0.000441	0.000423	0.000385	0.000349
18.4	0.000637	0.000566	0.000499	0.000477	0.000456	0.000412	0.000373
18.6	0.000677	0.000605	0.000537	0.000513	0.000489	0.000440	0.000397
18.8	0.000717	0.000645	0.000575	0.000548	0.000523	0.000467	0.000421
19.0	0.000757	0.000685	0.000613	0.000584	0.000556	0.000494	0.000445
19.2	0.000800	0.000724	0.000649	0.000619	0.000589	0.000526	0.000474
19.4	0.000844	0.000763	0.000685	0.000653	0.000622	0.000558	0.000503
19.6	0.000888	0.000803	0.000721	0.000688	0.000655	0.000590	0.000532
19.8	0.000932	0.000842	0.000757	0.000722	0.000688	0.000622	0.000561
20.0	0.000976	0.000881	0.000793	0.000757	0.000721	0.000654	0.000590
25.0	0.001782	0.001619	0.001475	0.001407	0.001339	0.001220	0.001116
30.0	0.002238	0.002043	0.001867	0.001790	0.001714	0.001567	0.001435

Source: National Bureau of Standards Interagency Report 77-867.
Note 1:    Molecular mass of mixture equals ∑ (Xi x Mi).
Note 2:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied.

(d)    Values of Volume Correction Factor, K2 (cubic meter/kmol)

Molecular Mass of Mixture	-150°C	-154°C	-158°C	-160°C	-162°C	-166°C	-170°C
16.0	-0.000039	-0.000031	-0.000024	-0.000021	-0.000017	-0.000012	-0.000009
16.5	0.000315	0.000269	0.000196	0.000178	0.000162	0.000131	0.000101
17.0	0.000669	0.000568	0.000416	0.000377	0.000341	0.000274	0.000210
17.2	0.000745	0.000630	0.000478	0.000436	0.000397	0.000318	0.000246
17.4	0.000821	0.000692	0.000540	0.000495	0.000452	0.000362	0.000282
17.6	0.000897	0.000754	0.000602	0.000554	0.000508	0.000406	0.000318
17.8	0.000973	0.000816	0.000664	0.000613	0.000564	0.000449	0.000354
18.0	0.001049	0.000878	0.000726	0.000672	0.000620	0.000493	0.000390
18.2	0.001116	0.000939	0.000772	0.000714	0.000658	0.000530	0.000425
18.4	0.001184	0.001000	0.000819	0.000756	0.000696	0.000567	0.000460
18.6	0.001252	0.001061	0.000865	0.000799	0.000735	0.000605	0.000496
18.8	0.001320	0.001121	0.000912	0.000841	0.000773	0.000642	0.000531
19.0	0.001388	0.001182	0.000958	0.000883	0.000811	0.000679	0.000566
19.2	0.001434	0.001222	0.000998	0.000920	0.000844	0.000708	0.000594
19.4	0.001480	0.001262	0.001038	0.000956	0.000876	0.000737	0.000623
19.6	0.001526	0.001302	0.001078	0.000992	0.000908	0.000765	0.000652
19.8	0.001573	0.001342	0.001118	0.001029	0.000941	0.000794	0.000681
20.0	0.001619	0.001382	0.001158	0.001065	0.000973	0.000823	0.000709
25.0	0.002734	0.002374	0.002014	0.001893	0.001777	0.001562	0.001383
30.0	0.003723	0.003230	0.002806	0.002631	0.002459	0.002172	0.001934
Source: National Bureau of Standards Interagency Report 77-867.
Note 1:    Molecular mass of mixture equals ∑ (Xi x Mi).
Note 2:    For intermediate values of temperature and molecular mass a linear interpolation shall be applied.

EXHIBIT B
FORM OF PORT LIABILITY AGREEMENT
THIS PORT LIABILITY AGREEMENT (this “Agreement”) is effective as of _______, 20__, and is made by and between [INSERT NAME(S) OF TERMINAL ENTITY], a [TYPE OF ENTITY AND JURISDICTION OF ORGANIZATION] (“Terminal”), and [INSERT NAME(S) OF VESSEL OWNER(S)], a [TYPE OF ENTITY AND JURISDICTION OF ORGANIZATION] ([collectively] “Vessel Owner”).
RECITALS
WHEREAS, Vessel Owner, using the vessel set forth below under its name and signature (“Vessel”), proposes to receive certain quantities of liquefied natural gas (“LNG”) from Terminal at the marine terminal and LNG liquefaction and storage facilities located on [●] (as more fully defined below, the “Marine Terminal”); and
WHEREAS, Vessel Owner and Terminal (collectively, the “Parties” and individually a “Party”) have agreed to allocate the risk of and responsibility for loss and damage resulting from an Incident (as defined below) at the Marine Terminal in the following manner;
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.The following terms shall have the following meanings when used herein:
“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or otherwise.
“Incident” means any occurrence or series of occurrences having the same origin arising out of or relating to the Vessel’s use of the Marine Terminal in which there is any one or more of the following: (i) loss of or damage to the Marine Terminal or the Vessel; (ii) injury to the employees and agents comprising Terminal Interests or Vessel Interests; (iii) loss or damage, other than to the Marine Terminal or the Vessel, caused or contributed to by the Vessel, including but not limited to, injury to third parties or damage to the property of third parties; or (iv) an obstruction or danger affecting or interfering with the normal operation of the Marine Terminal or the Port.
“Terminal Interests” means (i) Terminal, (ii) all Affiliates of Terminal, (iii) all Persons (other than the Vessel Interests and Persons providing fire boats, tugs and escort vessels to Vessel at the Port) employed or providing services at the Marine Terminal in connection with the loading, storage, or liquefaction of LNG at the Marine Terminal, and (iv) the employees and agents of all Persons referred to in this paragraph.

“Marine Terminal” means Terminal’s marine terminal and LNG liquefaction and storage facilities located at the Port, including all berths, buoys, gear, craft, equipment, plant, facilities and property of any kind (whether afloat or ashore) located thereat or adjacent thereto and in the ownership, possession or control of the Terminal Interests.
“Person” means any individual, firm, corporation, trust, partnership, association, joint venture (incorporated or unincorporated), or other business entity.
“Port” means the port at or near [INSERT LOCATION], including its anchorage, turning basin and approaches into the Marine Terminal associated therewith.
“Vessel Interests” means (i) Vessel Owner, (ii) all Affiliates of Vessel Owner, (iii) all Persons (other than the Terminal Interests) participating, employed, or providing services in connection with the ownership or operation (including all operations related to navigation and berthing/unberthing) of the Vessel, and (iv) the employees and agents of all Persons referred to in this paragraph.
2.In all circumstances, the Master of the Vessel shall remain solely responsible on behalf of the Vessel Interests for the proper navigation and safety of the Vessel and her cargo.
3.Any liability arising from an Incident shall, as between the Vessel Interests and the Terminal Interests, be borne (i) by the Vessel Interests alone, if the Vessel Interests are wholly or partially at fault and the Terminal Interests are not at fault, (ii) by the Terminal Interests alone, if the Terminal Interests are wholly or partially at fault and the Vessel Interests are not at fault, (iii) by the Vessel Interests and the Terminal Interests, in proportion to the degree of their respective fault, if both are at fault and the degree of such fault can be established or (iv) by the Vessel Interests and the Terminal Interests equally if neither of them appears to be at fault or it is not possible to establish the degree of their respective fault. In this regard, any acts or omissions of Persons providing fire boats, tugs and escort vessels to Vessel at the Port shall be deemed to be the responsibility of the Vessel Interests.
4.
(i)Terminal shall be solely responsible for claims brought by any employee and/or member of the family or dependent of any employee of Terminal arising out of or consequent upon the personal injury, loss or damage to property of, or death of such employee, family member or dependent, and Terminal shall indemnify and hold any Vessel Owner harmless in the event any such employee, or any family member or dependent thereof, or the executor, administrator, or personal representative of any of the foregoing, shall bring such a claim against any Vessel Owner.
(ii)The Vessel Owners shall be solely responsible for claims brought by any employee and/or member of the family or dependent of any employee of any Vessel Owner arising out of or consequent upon the personal injury, loss or damage to property of, or death of such employee, family member or dependent, and each Vessel Owner shall indemnify and hold Terminal harmless in the event any such employee, or any family member or dependent thereof, or the executor, administrator or personal representative of any of the foregoing, shall bring such claim against Terminal.
(iii)Terminal and the Vessel Owners shall consult together to the extent practicable before either makes any payment which would fall due to be indemnified by the other under the terms of Sections 4(i) or 4(ii). The indemnities contained in Sections 4(i) and 4(ii) are separate and distinct from, and independent of, the obligations undertaken and the responsibilities and exceptions from and the limitations of liability provided in Sections 2, 3, 5 and 6 of this Agreement.
(iv)The cross indemnities provided in this Section 4 are intended to be binding regardless of fault or negligence on the part of the party in whose favor they are being given.
5.
(i)Subject to Section 5(ii) below, the total aggregate liability of the Vessel Interests to the Terminal Interests, however arising, in respect of any one Incident, shall not exceed one hundred fifty million dollars (US$150,000,000) or such higher coverage amount as the Vessel’s Protection and Indemnity Association then provides as a matter of normal practice for LNG vessels. Payment of an aggregate sum of one hundred fifty million dollars (US$150,000,000) or such higher coverage amount (as applicable) to any one or more of the Terminal Interests in respect of any one Incident shall be a complete defense to any claim, suit or demand relating to such Incident made by the Terminal Interests against the Vessel Interests. The liability of the Vessel Interests hereunder shall be joint and several.
(ii)Vessel Interests shall provide to the Terminal Interests, upon request, sufficient written evidence that the Vessel’s Protection and Indemnity Association has agreed to cover the Vessel Interests as a member of the Association against the liabilities and responsibilities provided for in this Agreement in accordance with its Rules. Such evidence may include a true and correct copy of the Vessel’s certificate of entry with the Protection and Indemnity Association reflecting the agreement referenced in the immediately foregoing sentence.
(iii)Vessel Interests hereby expressly, voluntarily and intentionally waive in favor of the Terminal Interests all rights of subrogation of claims by Vessel Interests’ insurers against the Terminal Interests to the extent such claims have been waived in this Agreement by the Vessel Interests. Vessel Interests hereby agree to give the Terminal Interests prior written notice of any cancellation of the Vessel’s entry in its Protection and Indemnity Association.
6.As to matters subject to this Agreement and regardless of fault or negligence on the part of any Party, with respect to an Incident:

(i)except to the extent expressly preserved in this Agreement, Terminal Interests hereby expressly, voluntarily and intentionally waive any right or claims they might otherwise have against the Vessel Interests under applicable laws or under any port liability agreement or similar port conditions of use previously signed by the Master for the Port; and
(ii)except to the extent expressly preserved in this Agreement, Vessel Interests hereby expressly, voluntarily and intentionally waive any rights to limit their liability to Terminal Interests under the United States Limitation of Vessel Owners Liability Act or any other similar law or convention, as applicable, in respect of any Incident. Such waiver shall include any right to petition a court, arbitral tribunal or other entity for limitation of liability, any right to claim limitation of liability as a defense in an action, and any other similar right under relevant law. The foregoing waivers shall apply to all Persons claiming through the Terminal Interests or through the Vessel Interests.
7.The substantive law of New York, without regard to any conflicts of law principles that could require the application of any other law, shall govern the interpretation of this Agreement and any dispute, controversy, or claim arising out of, relating to, or in any way connected with this Agreement, including, without limitation, the existence, validity, performance, or breach hereof.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first set forth above.

[INSERT SIGNATURE OF TERMINAL ENTITY]	[INSERT SIGNATURES OF EACH OF VESSEL INTERESTS]

By:	By:
By:	By:
Title:	Title:
As owner of the Name of Vessel Registration No. State of Registry

B-4